

2024
ANNUAL REPORT





RLJ | RLJ LODGING TRUST

RLJ LODGING TRUST ("RLJ") is a self-advised, publicly traded real estate investment trust that owns premium-branded, rooms-oriented, high-margin, urban-centric hotels located within the heart of demand locations. Our hotels are geographically diverse and concentrated in major urban markets that provide multiple demand generators from business, leisure and other travelers.

Urban Markets

23
States

95
Hotels

21.2K
Rooms

High Quality Portfolio

Brand

8% Hyatt

14% Independent/Other

41% Hilton

37% Marriott

Based on TTM EBITDA as of December 31, 2024

Segment

17% Resort

12% Urban Metro

41% Urban Lifestyle

30% Urban Gateway

Based on TTM EBITDA as of December 31, 2024

The lodging industry once again demonstrated its resiliency in 2024 by achieving positive RevPAR growth against a choppy backdrop, with urban markets outperforming. The strong growth in urban markets was led by the continued improvement in corporate travel, strong group demand from citywide events and small groups, as well as persistent urban leisure demand driven by sports, concerts, and other special events. Relative to this backdrop, RLJ demonstrated its favorable positioning within the lodging industry, while executing on each of its strategic objectives to position the Company for continued growth.

During 2024, RLJ achieved RevPAR growth of 2.0%, which outpaced the industry while increasing market share. Our top-quartile growth relative to our peers once again illustrates the consistent and positive momentum in our urban-centric portfolio. Additionally, we further enhanced our growth profile with thoughtful capital allocation, including increasing our mix of "Lifestyle" branded hotels by acquiring Hotel Teatro in Denver and adding another valuable conversion opportunity through our purchase of the fee-simple interest in the Wyndham Boston Beacon Hill. With respect to internal growth, we completed three high-quality conversions in Houston, New Orleans, and Pittsburgh. To date we have completed six conversions, which collectively delivered robust RevPAR growth of 10% in 2024, exemplifying the embedded value we are unlocking. On the balance sheet front, we addressed all of our 2025 debt maturities, accretively recycled disposition proceeds into $22 million of share repurchases, and raised our quarterly dividend by 50%, reflecting our commitment to enhancing shareholder returns.

We achieved all of these key objectives while continuing to reaffirm our corporate responsibility and commitment to best-in-class governance. Our corporate responsibility and governance practices are overseen by our dedicated Nominating and Corporate Governance Committee, which provides rigorous oversight and strategic direction. Our sustainability initiatives included implementation of energy efficiency improvements, reducing waste, and fostering community partnerships with the aim of

minimizing our environmental impact and creating meaningful benefits for the communities we serve. We were also active in maintaining an open dialogue through frequent meetings with our shareholders.

Looking ahead to 2025, we expect the momentum in lodging fundamentals to continue and expect urban markets to once again outperform. Our portfolio will also have tailwinds from our favorable footprint in key markets that are poised to benefit from a robust events calendar. Overall, the resiliency of our urban-centric portfolio, along with the ongoing execution of our key objectives, gives us confidence that RLJ is well-positioned for the year ahead.

As we move beyond 2025, we remain optimistic about the long-term outlook for lodging fundamentals given the secular shift of consumers prioritizing experiences such as travel and a favorable multi-year outlook for supply. Against this backdrop, our high-quality portfolio, robust conversion pipeline, and strong balance sheet position RLJ Lodging Trust to drive sustained growth and deliver value for our shareholders. I am proud of our dedicated team whose hard work continues to propel our success. Together, we look forward to executing on our strategic priorities and capitalizing on the opportunities ahead.

Robert L. Johnson
Executive Chairman

Leslie D. Hale
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-35169

RLJ LODGING TRUST

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**27-4706509**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
7373 Wisconsin Avenue, Suite 1500 **Bethesda, Maryland**	**20814**
(Address of Principal Executive Offices)	(Zip Code)

(301) 280-7777

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	**Trading Symbol**	**Name of Exchange on Which Registered**
Common Shares of beneficial interest, par value $0.01 per share	RLJ	New York Stock Exchange
$1.95 Series A Cumulative Convertible Preferred Shares, par value $0.01 per share	RLJ-A	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the 150,186,741 common shares of beneficial interest held by non-affiliates of the Registrant was approximately $1,446,298,316 based on the closing price of $9.63 as reported on the New York Stock Exchange for such common shares of beneficial interest on June 30, 2024.

As of February 19, 2025, 151,961,728 common shares of beneficial interest of the Registrant, $0.01 par value per share, were outstanding.

Documents Incorporated by Reference

Portions of the Definitive Proxy Statement for our 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this report. We expect to file our proxy statement within 120 days after December 31, 2024.

TABLE OF CONTENTS

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements generally are identified by the use of the words "believe," "project," "expect," "anticipate," "estimate," "plan," "may," "will," "will continue," "intend," "should," "may" or similar expressions. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, such forward-looking statements are not predictions of future events or guarantees of future performance and our actual results could differ materially from those set forth in the forward-looking statements.

Factors that might cause actual outcomes to differ materially from our forward-looking statements include the following: the current global economic uncertainty, increased direct and indirect competition, changes in government regulations or accounting rules, changes in local, national and global real estate conditions, declines in the lodging industry, seasonality of the lodging industry, risks related to natural disasters, such as earthquakes and hurricanes, hostilities, including future terrorist attacks or fear of hostilities that affect travel, epidemics and/or pandemics, our ability to obtain lines of credit or permanent financing on satisfactory terms, inflation and changes in interest rates, access to capital through offerings of our common and preferred shares of beneficial interest, or debt, our ability to identify suitable acquisitions, our ability to close on identified acquisitions and integrate those businesses, and inaccuracies of our accounting estimates. A discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" within this Annual Report on Form 10-K. Given these uncertainties, undue reliance should not be placed on such statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Except where the context suggests otherwise, we define certain terms in this Annual Report on Form 10-K as follows:

- "our company," "we," "us" and "our" refer to RLJ Lodging Trust, a Maryland real estate investment trust, together with its consolidated subsidiaries, including RLJ Lodging Trust, L.P., a Delaware limited partnership, which we refer to as the "Operating Partnership";

- "our hotel properties" refers to the 96 hotels owned by us as of December 31, 2024;

- a "compact full-service hotel" typically refers to any hotel with (1) less than 300 guestrooms and less than 12,000 square feet of meeting space, or (2) more than 300 guestrooms where, unlike traditional full-service hotels, the operations focus primarily on the rental of guestrooms such that a significant majority of its total revenue is generated from room rentals rather than other sources, such as food and beverage;

- a "focused-service hotel" typically refers to any hotel where the operations focus primarily on the rental of guestrooms and that offers services and amenities to a lesser extent than a traditional full-service or compact full-service hotel. For example, a focused-service hotel may have a restaurant, but, unlike a restaurant in a traditional full-service or compact full-service hotel, it may not offer three meals per day and may not offer room service. In addition, a focused-service hotel differs from a compact full-service hotel in that it typically has less than 2,000 square feet of meeting space, if any at all;

- "independent manager" refers to a hotel management company that is treated as an "independent contractor" for purposes of the U.S. federal income tax rules applicable to real estate investment trusts and that is otherwise engaged in the business of managing hotels, including hotels that we do not own;

- "TRS" refers to each entity that is owned, directly or indirectly, by the Operating Partnership or by any subsidiary REIT of the Operating Partnership that jointly elects to be treated as a "taxable REIT subsidiary" (together with its subsidiaries that are disregarded as separate entities from such entity) for U.S. federal income tax purposes;

- "Average Daily Rate" ("ADR") represents the total hotel room revenues divided by the total number of rooms sold in a given period;

- "Occupancy" represents the total number of hotel rooms sold in a given period divided by the total number of rooms available; and

- "Revenue Per Available Room" ("RevPAR") is the product of ADR and Occupancy.

For a more in depth discussion of ADR, Occupancy and RevPAR, please refer to the "Key Indicators of Operating Performance" section.

PART I

Item 1.   Business

Our Company

We are a self-advised and self-administered Maryland real estate investment trust that owns primarily premium-branded, rooms-oriented, high-margin, focused-service and compact full-service hotels located within heart of demand locations. We are one of the largest U.S. publicly-traded lodging REITs in terms of both number of hotels and number of rooms. Our hotels are concentrated in markets that we believe exhibit multiple demand generators and attractive long-term growth prospects. We believe premium-branded, focused-service and compact full-service hotels with these characteristics generate high levels of RevPAR, strong operating margins and attractive returns.

As of December 31, 2024, we owned 96 hotel properties with approximately 21,300 rooms, located in 23 states and the District of Columbia. We owned, through wholly-owned subsidiaries, a 100% interest in 94 of our hotel properties, a 95% controlling interest in one hotel property, and a 50% non-controlling interest in an entity owning one hotel property. We consolidate our real estate interests in the 95 hotel properties in which we hold a controlling financial interest, and we record the real estate interest in the one hotel property in which we hold an indirect 50% non-controlling interest using the equity method of accounting. We lease 95 of the 96 hotel properties to our TRSs, of which we own a controlling financial interest.

We elect to be taxed as a real estate investment trust for U.S. federal income tax purposes (a "REIT"). Substantially all of our assets and liabilities are held by, and all of our operations are conducted through, the Operating Partnership. We are the sole general partner of the Operating Partnership. As of December 31, 2024, we owned, through a combination of direct and indirect interests, 99.5% of the units of limited partnership interest in the Operating Partnership ("OP units").

The Lodging Industry

The lodging industry in the United States consists of public and private entities that operate in an extremely diversified market under a variety of brand names. The key participants in the lodging industry are as follows:

- *Owners* — own the hotel property and typically enter into a management agreement with an independent third party to manage the hotel property. The hotel properties may be branded and operated under the independent manager's brand or branded under a separate franchise agreement.

- *Franchisors* — own a brand or brands and provide the franchised hotels with brand recognition, marketing support and worldwide reservation systems.

- *Independent Managers* — responsible for the day-to-day operation of the hotel property, including the employment of the hotel staff, the determination of room rates, the development of sales and marketing plans, the preparation of operating and capital expenditure budgets and the preparation of financial reports for the owner.

Our Investment and Business Strategies

Our objective is to generate strong returns for our shareholders by acquiring and owning primarily premium-branded, focused-service and compact full-service hotels at prices where we believe we can generate attractive returns on investment and long-term value appreciation through proactive asset management. We also intend to selectively dispose of hotel properties when we believe the returns have been maximized or the hotel properties no longer meet our strategy in order to have investment capacity for other opportunities, which may include acquisitions. We intend to pursue this objective through the following investment and business strategies:

Investment Strategies

- *Targeted ownership of premium-branded, focused-service and compact full-service hotels.*   We believe that premium-branded, rooms-oriented, high-margin, focused-service and compact full-service hotels

located within heart of demand locations have the potential to generate attractive returns relative to other types of hotels due to their ability to achieve RevPAR levels at or close to those generated by traditional full-service hotels, while achieving higher profit margins due to their more efficient operating model and less volatile cash flows.

- *Use of premium hotel brands.*   We believe in affiliating our hotels with premium brands owned by leading international franchisors such as Marriott, Hilton and Hyatt. We believe that utilizing premium brands provides significant advantages because of their guest loyalty programs, worldwide reservation systems, effective product segmentation, global distribution and strong customer awareness.

- *Focus on high-growth markets.*   We focus on owning and acquiring hotel properties in markets that we believe exhibit multiple demand generators and attractive long-term growth prospects. As a result, we believe that these hotel properties generate higher returns on investment.

Business Strategies

- *Maximize returns from our hotel properties.*   We believe that our hotel properties have the potential to generate improvements in RevPAR and earnings before interest, taxes, depreciation and amortization ("EBITDA") as a result of our proactive asset management. We actively monitor and advise our independent managers on most aspects of our hotels' operations, including property positioning, physical design, capital planning and investment, guest experience and overall strategic direction. We regularly review opportunities to further invest in our hotel properties in an effort to enhance quality and attractiveness, increase long-term value and generate attractive returns on investment.

- *Pursue a disciplined hotel acquisition strategy.*   We seek to acquire additional hotel properties at prices below replacement cost where we believe we can generate attractive returns on investment. We intend to target newly or recently built hotel properties and we will also target acquisition opportunities where we can enhance value by pursuing proactive investment strategies such as renovation, repositioning or rebranding.

- *Pursue opportunistic capital recycling.*   We may opportunistically and selectively sell hotel properties whose returns appear to have been maximized. To the extent that we sell our hotel properties, except as may be required by our debt agreements, we intend to redeploy the capital into other investment opportunities, including without limitation, acquisitions and internal value creation opportunities.

- *Maintain a flexible balance sheet.*   We intend to continue to maintain a flexible capital structure that allows us to execute our strategy. We believe that a strong balance sheet is a key competitive advantage that affords us a lower cost of capital and positions us for growth. We structure our debt profile to maintain financial flexibility and a balanced maturity schedule with access to different forms of financing.

Our Hotels

Our hotel properties operate under strong, premium brands, with approximately 89.4% of our hotel properties operating under existing relationships with Marriott, Hilton or Hyatt. The following table sets forth the brand affiliations of our hotel properties as of December 31, 2024:

Brand Affiliations	Number of hotels	Percentage of total hotels	Number of rooms	Percentage of total rooms
Marriott				
Courtyard	13	13.5%	2,917	13.7%
Residence Inn	9	9.4%	1,366	6.4%
Marriott	4	4.2%	1,500	7.0%
Fairfield Inn & Suites	3	3.1%	418	2.0%
Renaissance	3	3.1%	782	3.7%

Brand Affiliations	Number of hotels	Percentage of total hotels	Number of rooms	Percentage of total rooms
SpringHill Suites	2	2.1%	273	1.3%
AC Hotel	1	1.0%	205	1.0%
Moxy	1	1.0%	170	0.8%
Tribute Portfolio	1	1.0%	132	0.6%
Subtotal	37	38.4%	7,763	36.5%
Hilton				
Embassy Suites	19	19.8%	5,289	24.8%
Hilton Garden Inn	5	5.2%	1,125	5.3%
DoubleTree/DoubleTree Suites by Hilton	4	4.2%	937	4.4%
Hampton Inn/Hampton Inn & Suites	3	3.1%	499	2.3%
Curio Collection	2	2.1%	468	2.2%
Homewood Suites	2	2.1%	345	1.6%
Hilton	1	1.0%	231	1.1%
Tapestry Collection	1	1.0%	124	0.6%
Subtotal	37	38.5%	9,018	42.3%
Hyatt				
Hyatt House	7	7.3%	1,204	5.6%
Hyatt Place	3	3.1%	466	2.2%
Hyatt Centric	2	2.1%	266	1.2%
Subtotal	12	12.5%	1,936	9.0%
Wyndham				
Wyndham	4	4.2%	1,642	7.7%
Subtotal	4	4.2%	1,642	7.7%
Other Brand Affiliation/Independent	6	6.4%	968	4.5%
Total	96	100.0%	21,327	100.0%

Asset Management

We have a dedicated team of asset management professionals that proactively work with our independent managers to maximize profitability at each of our hotels to the extent permitted under the REIT rules. Our asset management team monitors the performance of our hotels on a daily basis and holds frequent ownership meetings with corporate operations executives and key personnel at the hotels. Our asset management team works closely with our independent managers on key aspects of each hotel's operation, including, among others, revenue management, market positioning, cost structure, capital and operational budgeting, as well as the identification and evaluation of return on investment initiatives and overall business strategy. While we have limited ability (or in some cases, no ability) to impact our independent managers' decisions with respect to their employees, we do retain approval rights on key staffing positions at many of our hotels, such as the hotel's general manager and director of sales. We believe that our strong asset management process helps to ensure that each hotel is being operated to our and our franchisors' standards, that our hotel properties are being adequately maintained in order to preserve the value of the asset and to ensure the safety of our customers, and that our management companies are maximizing revenues, profits and operating margins.

Competition

The U.S. lodging industry is highly competitive. Our hotel properties compete with other participants in the lodging industry for guests in each of their markets on the basis of several factors, including, among others, location, quality of accommodations, convenience, brand affiliation, room rates, service levels,

amenities and the availability of lodging and event space. Competition is often specific to the individual markets in which our hotel properties are located and includes competition from existing and new hotels in the focused-service and compact full-service hotel segments and non-traditional accommodations for travelers, such as online services that market homes, apartments and condominiums as an alternative to hotel rooms. We believe that hotels, such as our hotels, that are affiliated with leading national brands, such as the Marriott, Hilton and Hyatt brands, will enjoy competitive advantages associated with operating under such brands.

We face competition for the acquisition of hotel properties from institutional pension funds, private equity funds, REITs, hotel companies and other parties who are engaged in the acquisition of hotel properties. Some of these competitors may have substantially greater financial and operational resources and access to capital, a lower cost of capital and/or greater knowledge of the markets in which we seek to invest. This competition may reduce the number of suitable investment opportunities offered to us and decrease the attractiveness of the terms on which we may acquire our targeted hotel investments, including the cost thereof.

Seasonality

The lodging industry is seasonal in nature, which can cause quarterly fluctuations in our revenues. For example, our hotels in the northeastern metropolitan areas experience lower revenues and profits during the winter months of December through March, while our hotels in Florida generally have higher revenues in the months of January through April. This seasonality can be expected to cause periodic fluctuations in a hotel's room revenues, occupancy levels, room rates, operating expenses and cash flows.

Our Financing Strategy

Over time, we intend to finance our long-term growth with equity issuances and debt financing with staggered maturities. Our strategy with respect to our debt profile is to primarily have unsecured debt and a greater percentage of fixed rate and hedged floating rate debt as compared to unhedged floating rate debt. Our debt is currently comprised of unsecured senior notes, unsecured credit agreements, and mortgage loans secured by certain hotel properties. We have a mix of fixed and floating rate debt; however, the majority of our debt currently either bears interest at fixed rates or effectively bears interest at fixed rates due to interest rate swaps on the debt.

Organizational Structure

We conduct our business through a traditional umbrella partnership real estate investment trust ("UPREIT") structure in which our assets are owned and our business activities are undertaken by the Operating Partnership and its subsidiaries. We are the sole general partner of the Operating Partnership and, as of December 31, 2024, we owned 99.5% of the OP units in the Operating Partnership. In the future, we may issue OP units from time to time in connection with acquiring hotel properties, financing, compensation or other reasons.

Our hotel properties are indirectly owned by the Operating Partnership, through limited partnerships, limited liability companies or subsidiary REITs ("hotel owners"). The hotel owners lease the hotels to our TRSs, which engage independent managers to operate our hotel properties on market terms. The independent managers operate the hotels, collect hotel operating revenue, pay operating expenses (including the independent managers' management fees) on behalf of the TRS pursuant to the relevant hotel management agreement. Our TRSs are corporations for U.S. federal income tax purposes and, thus, are subject to U.S. federal corporate income tax, as well as applicable state and local income tax, on their taxable income.

We treat the rent paid by our TRS lessees to our OP lessors as "rents from real property" for purposes of our qualification as a REIT. In addition, we treat any distributions received from our TRSs out of after-tax earnings as dividend income. As a REIT, we generally are not subject to U.S. federal income tax on our income that we distribute to our shareholders as dividends and we are required to distribute 90% of our REIT taxable income (excluding net capital gains) in order to maintain our qualification as a REIT.

Regulation

General

Our hotel properties are subject to various U.S. federal, state and local laws, ordinances and regulations, including regulations relating to common areas and fire and life safety requirements. We believe that each of our hotel properties has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our hotel properties must comply with the applicable provisions of the Americans with Disabilities Act of 1990 and the Accessibility Guidelines promulgated thereunder (the "ADA"), to the extent that such hotels are "public accommodations" as defined by the ADA. The ADA may require the removal of structural barriers to access by persons with disabilities in certain public areas of our hotels where such removal is readily achievable. We believe that our hotel properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, non-compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our hotels and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator (including tenants) of real estate may be subject to liability related to contamination resulting from the presence or discharge of hazardous or toxic substances at that property and may be required to investigate and clean up such contamination at that property or emanating from that property. These costs could be substantial and liability under these laws may attach without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. The presence of contamination or the failure to remediate contamination at our hotels may expose us to third-party liability for cleanup costs, property damage or bodily injury, natural resource damages and costs or expenses related to liens or property use restrictions and materially and adversely affect our ability to sell, lease or develop the real estate or to incur debt using the real estate as collateral.

Our hotel properties are subject to various federal, state, and local environmental, health and safety laws and regulations. Certain of our hotel properties may also be subject to various climate disclosure laws and regulations. Our hotel properties incur costs to comply with these laws and regulations and could be subject to fines and penalties for non-compliance. The costs of complying with environmental, health and safety laws could increase as new laws are enacted and existing laws are modified.

Some of our hotel properties contain asbestos-containing building materials. We believe that the asbestos is appropriately contained in accordance with current environmental regulations and that we have no need for any immediate remediation or current plans to remove the asbestos.

We believe that our hotel properties are in compliance, in all material respects, with all federal, state and local environmental ordinances and regulations regarding hazardous or toxic substances and other environmental matters, the violation of which could have a material adverse effect on us. Although we have not received written notice from any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our present properties, we can offer no assurance that a material environmental claim will not be asserted against us in the future.

Insurance

We carry comprehensive general liability, fire, extended coverage, business interruption, rental loss of income coverage and umbrella liability coverage on all of our hotels, including earthquake, wind, flood and hurricane coverage on hotels in areas where we believe such coverages are warranted, in each case with limits of liability that we deem adequate. Similarly, we are insured against the risk of direct physical damage

in amounts we believe to be adequate to reimburse us, on a replacement cost basis, for the costs incurred to repair or rebuild each hotel, including loss of income during the reconstruction period. We have selected policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice. Certain of our properties in our portfolio are located in areas known to be subject to hurricanes and we believe that we have appropriate insurance for those risks, although they are subject to higher deductibles for named windstorms than our other properties. We do not carry insurance for generally uninsurable risks, including, but not limited to losses caused by communicable or infectious diseases, war or governmental actions such as government seizures of property. In addition, we do not carry cyber insurance.

Human Capital

As of December 31, 2024, we had 73 employees. We strive to maintain a workplace that is free from discrimination or harassment on the basis of race, color, sex, religion, age, ethnicity, national origin, disability, sexual orientation, gender identification or any other status protected by applicable laws. We conduct annual trainings to prevent discrimination and harassment and monitor employee conduct year-round.

Our key human capital management objectives are to attract, recruit, hire, develop and promote a deep and diverse bench of talent that translates into a strong and successful workforce. To support these objectives, our human resources programs are designed to develop talent to prepare them for critical roles and leadership positions for the future; reward and support employees through competitive pay, benefit programs, and flexible work arrangements; enhance our culture through efforts to foster, promote, and preserve a culture of diversity and inclusion; and evolve and invest in technology, tools, and resources to enable employees at work.

Sustainability

We are committed to driving long-term value creation for our shareholders by upholding our corporate responsibility and incorporating sustainability initiatives in all key aspects of our strategy and business.

In April 2024, we released our second annual Corporate Sustainability Report, which included the Global Reporting Initiative ("GRI") disclosures for our portfolio, the Sustainable Accounting Standards Board ("SASB") Real Estate disclosures and disclosures in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD"). Going forward, we also expanded our sustainability frameworks to include GRESB participation.

On the environmental front, we believe our investment strategy of owning primarily rooms-oriented, focused-service and compact full-service hotels leads to lower operational intensity and higher efficiency with respect to space usage than full-service hotels, resulting in an overall lower environmental impact across our portfolio. We continue to disclose our environmental policy, which includes our environmental objectives such as reducing energy, greenhouse gas, and water usage and making green building investments, as well as addressing the physical impacts of climate change. Our capital expenditure priorities are focused heavily on projects that, in addition to strengthening our market positioning, also enhance profitability by bringing about energy and water usage reductions and savings. Since 2021, we have invested in over 300 efficiency projects. Through these and our wider initiatives and support from our hotel operators, across our portfolio since 2019, we were able to reduce our energy usage per square foot by 11% and our greenhouse gas emissions per square foot by 22% as of 2023, bringing us closer to achieving our stated goal of reducing carbon emissions by 35% by 2030.

With respect to social causes, we continue to show our commitment to making an impact in the communities we serve. In 2024, we continued our support for Habitat for Humanity's Maryland chapter, sponsoring two volunteer days. Company associates helped to build housing at Habitat for Humanity's Maryland locations. We maintain our partnership with a number of other locally-based charitable organizations including the N Street Village, Bridges from School to Work, and Don Bosco Cristo Rey. Additionally, we continue to support small businesses in our community through a $5.0 million deposit at Industrial Bank, a minority-owned financial institution which aims to empower under-banked businesses and individuals locally.

In connection with our adherence to the American Hotel Lodging Association ("AHLA") Safe Stay® initiative, we are committed to promoting the health and well-being of all members of our community — from our customers and associates to the employees of our independent managers. To that end, we incorporate all related AHLA Safe Stay policies and procedures into hotel operations so that all related parties benefit from our support. We have committed to initiatives that support associate well-being, including the AHLA 5-Star Promise — a voluntary industry pledge to improve and promote workplace safety around sexual violence, assault, and human trafficking. We are also committed to supporting our independent managers with integrating the 5-Star Promise principles throughout their hotel operations. Our labor and human rights policy outlines our approach to ensuring fair and equitable labor practices.

We continue to uphold high standards with respect to governance, which is reflected in our approach to maintaining a highly diverse board and our overall approach to risk management. With respect to our board, three trustees are women, five are ethnically diverse and seven are independent. Nearly 80% of our board has deep expertise and experience in risk management. In addition, our board, via the Nominating and Corporate Governance Committee (the "NCG Committee") of the board, has the overall responsibility for overseeing sustainability-related issues, policies and programs for our company. We have an internal sustainability committee that reports sustainability matters directly through our CEO to the board's NCG Committee and meets several times a year. The NCG Committee, with critical support from management, is leading the effort to formulate our strategy with respect to adapting and responding to the risks and opportunities presented by sustainability-related matters.

We intend to continue to enhance our sustainability initiatives and our disclosures by striving to adhere to the widely recognized frameworks in order to continue to provide transparency regarding our sustainability initiatives. We also intend to enhance strategic decision making by identifying and addressing material risks and opportunities that mitigate long-term environmental impacts to our hotel properties. We will continue to seek ways to maximize the positive impact of our business in ways that foster long-term resiliency for both the portfolio and our stakeholders.

Corporate Information

Our principal executive offices are located at 7373 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814. Our telephone number is (301) 280-7777. Our website is located at www.rljlodgingtrust.com. The information that is found on or accessible through our website is not incorporated into, and does not form a part of, this Annual Report on Form 10-K or any other report or document that we file with or furnish to the Securities and Exchange Commission (the "SEC"). We have included our website address in this Annual Report on Form 10-K as an inactive textual reference and do not intend it to be an active link to our website.

We make available on our website, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website on the Corporate Governance page under the Investor Relations section various documents related to our corporate governance including our: Board Committee Charters; Corporate Governance Guidelines; Code of Business Conduct and Ethics; Complaint Procedures for Financial and Auditing Matters; Declaration of Trust; and Bylaws.

This Annual Report on Form 10-K and other reports filed with the SEC are available on the SEC's website, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website address is www.sec.gov.

Item 1A. Risk Factors

Set forth below are the risks that we believe are material to our shareholders. You should carefully consider the following risks in evaluating our company and our business. The occurrence of any of the following risks could materially and adversely impact our financial condition, results of operations, cash flows, the market price of our common shares, and our ability to, among other things, satisfy our debt service obligations and to make distributions to our shareholders, which in turn could cause our shareholders to lose all or a part of their investment. Some statements in this report including statements in the following risk factors constitute

forward-looking statements. Please refer to the section entitled "Special Note About Forward-Looking Statements" at the beginning of our Annual Report on Form 10-K.

Risks Related to Our Business and Hotel Properties

Economic volatility and high rates of inflation could significantly impact and disrupt our business, financial performance and condition, operating results and cash flows.

Our business strategy depends on achieving revenue and net income growth from demand for hotel rooms as part of a strong U.S. and global economy. Any economic slowdown or recession or weaker-than-anticipated growth could negatively impact demand for our hotel rooms, which in turn could materially and adversely affect our business, financial performance and condition, operating results and cash flows. Even if the U.S. and global economies remain stable or grow in 2025, we cannot provide any assurances that demand for hotel rooms will increase from current levels. If demand does not increase in the near future, or if demand weakens, our future results of operations and growth prospects could be materially and adversely affected.

Price volatility, dislocations and liquidity disruptions in the U.S. financial markets may negatively impact our ability to access additional financing for our capital needs, including growth, acquisition activities and other business initiatives, on favorable terms or at all, which may negatively affect our business. A prolonged downturn in the financial markets may cause us to seek alternative capital sources of potentially less attractive financing and may require us to further adjust our business plan accordingly. These events also may make it more difficult or costly for us to raise capital through the issuance of new equity or the incurrence of additional secured or unsecured debt, which could materially and adversely affect us.

In addition to market volatility, any future increases in inflation would pose a risk to us due to the possibility of increases in interest rates, which would adversely impact our outstanding variable rate debt and may result in higher interest rates on any new fixed rate debt we may incur. We have entered into interest rate swaps to limit our exposure to interest rate fluctuations related to a portion of our variable rate debt. However, in a high interest rate environment, the fixed rates we can obtain with such replacement fixed rate swap agreements, and the fixed rate on any new debt we may incur, will also continue to be high. Inflation may also have an adverse effect on our operating expenses, including, but not limited to, labor, supplies, repairs and maintenance, as these costs could increase at a rate higher than our revenues. Inflation could also have an adverse effect on consumer spending, which could impact Occupancy levels at our hotel properties and, in turn, our own results of operations.

We require a significant amount of cash to service our debt and sustain our operations. Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.

Our ability to meet our debt service obligations or refinance our debt depends on our future operating and financial performance and capacity to generate cash. Our performance and capacity to generate cash will be affected by our ability to implement our business strategy successfully, but also certain general economic, financial, competitive, regulatory and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, or delay planned capital expenditures. We cannot assure you that we will be able to generate sufficient cash through any of the foregoing. If we are unable to refinance any of our debt or obtain additional financing on reasonable terms or at all, we may not be able to satisfy our debt obligations.

We will continue to be significantly influenced by the economies and other conditions in the specific markets in which we operate, particularly in the metropolitan areas where we have high concentrations of hotels.

Our hotels located in the Northern California, Southern California, South Florida, Chicago, Illinois, and Houston, Texas metropolitan areas accounted for approximately 13.2%, 11.0%, 9.0%, 6.6% and 5.8%, respectively, of our total number of rooms available for the fiscal year ended December 31, 2024. As a result, we are particularly susceptible to adverse market conditions in these areas, including industry downturns, relocation of businesses, constrained municipal budgets, any oversupply of hotel rooms, criminal activity,

political and societal unrest, supply-chain issues and inflationary pressures, or a reduction in lodging demand. Additionally, our hotels located in the Austin, Texas metropolitan area, which accounted for 3.0% of our total number of rooms available for the fiscal year ended December 31, 2024, face the risk of the anticipated closure of the Austin Convention Center in 2025, which could result in a decrease in lodging demand in this market. Adverse economic developments in the markets in which we have a concentration of hotels, or in any of the other markets in which we operate, or any increase in hotel supply or decrease in lodging demand resulting from the local, regional or national business or political climate, could materially and adversely affect us.

We are dependent on the performance of the independent managers that manage the operations of each of our hotels and we could be materially and adversely affected if such third-party hotel managers do not manage our hotels in our best interests or are financially unable or unwilling to perform their obligations.

We retain independent third-party hotel managers to operate our hotel properties pursuant to management agreements. As of December 31, 2024, all of our hotel properties had individual management agreements, 30 of which were with Aimbridge Hospitality ("Aimbridge") and 21 of which were with Hilton.

The success of our hotel properties depends largely on our ability to establish and maintain good relationships with the hotel managers. From time to time, disputes may arise between us and our third-party managers regarding their performance or compliance with the terms of the management agreements, which in turn could adversely affect our results of operations. We generally will attempt to resolve any such disputes through discussions and negotiations; however, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to terminate our management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the outcome of which may be unfavorable to us.

In the event that any of our management agreements are terminated, we can provide no assurances that we could find a replacement manager or that our franchisors will consent to a replacement manager in a timely manner, or at all, or that any replacement manager will be successful in operating our hotels. Furthermore, if Aimbridge and/or Hilton, as our largest providers of management services, are financially unable or unwilling to perform their obligations pursuant to our management agreements, our ability to find a replacement manager or managers for our Aimbridge- and/or Hilton-managed hotels could be challenging, costly and time consuming. Any adverse developments in Aimbridge's or Hilton's business, financial strength or ability to operate our hotel properties efficiently and effectively could have a material adverse effect on our results of operations.

Costs associated with, or failure to maintain, franchisor operating standards may materially and adversely affect us.

Under the terms of our franchise license agreements, we are required to meet specified operating standards and other terms and conditions. We expect that our franchisors will periodically inspect our hotel properties to ensure that we and the hotel management companies follow brand standards. Failure by us, or any management company that we engage, to maintain these standards or other terms and conditions could result in a franchise license being canceled or the franchisor requiring us to undertake a costly property improvement program. If a franchise license is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which will vary by franchisor and by hotel. If the funds required to maintain franchisor operating standards are significant, we could be materially and adversely affected.

In addition, if we were to lose a franchise license, the underlying value of a particular hotel property could decline significantly from the loss of the associated name recognition, marketing support, participation in guest loyalty programs and the centralized reservation system provided by the franchisor, which could require us to recognize an impairment charge on the hotel property. Furthermore, the loss of a franchise license at a particular hotel property could harm our relationship with the franchisor, which could impede our ability to operate other hotels under the same brand, limit our ability to obtain new franchise licenses from the franchisor in the future on favorable terms, or at all, and cause us to incur significant costs to obtain a new franchise license for the particular hotel.

We bear the costs and other risks of employment of the independent managers' hotel personnel pursuant to our hotel management agreements.

The independent managers that we engage to operate our hotels employ all employees (and contract with other independent contractors and service providers) who work at our hotels. Although we do not employ, supervise, or manage the independent managers' employees, we are responsible for the costs of the independent managers' employees at our hotels, as well as other risks generally associated with having and maintaining a hotel labor force, which may be more pronounced at a hotel where the independent manager's employees are unionized. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. The resolution of labor disputes or re-negotiated labor contracts could lead to higher labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. We have limited ability (or in some cases, no ability) to control cost increases related to our independent managers' employees.

Labor shortages could slow our growth or harm our business.

Our success depends in part upon our independent managers' ability to attract, motivate and retain a sufficient number of qualified employees. Qualified individuals needed to fill these positions are in short supply in some areas. The inability to recruit and retain these individuals may adversely impact hotel operations and guest satisfaction, which could harm our business. Additionally, competition for qualified employees has required us to pay meaningfully higher wages to attract enough employees than has historically been the case, and continued tightness in labor markets could result in continued escalation of labor costs. In addition, we could face some challenges meeting workforce requirements resulting from changes in workforce dynamics, such as higher standards and working remotely or more flexibility, which could result in increased labor costs in the future.

Restrictive covenants in certain of our management and franchise agreements contain provisions limiting or restricting the sale or financing of our hotels, which could have a material and adverse effect on us.

Our management and franchise agreements may contain restrictive covenants that limit or restrict our ability to sell or refinance a hotel without the consent of the management company or franchisor. Some of our franchise agreements provide the franchisor with a right of first offer in the event of certain sales or transfers of a hotel and provide that the franchisor has the right to approve any change in the management company engaged to manage the hotel. Generally, we may not agree to sell, lease or otherwise transfer particular hotels unless the transferee is not a competitor of the management company or franchisor and the transferee assumes the related management and/or franchise agreements. If the management company or franchisor does not consent to the sale or financing of our hotels, we may still sell the hotels, but there could be adverse consequences.

Our ownership of hotel properties with ground leases exposes us to the risks that we may be forced to sell such hotel properties for a lower price, we may have difficulties financing such hotel properties, we may be unable to renew a ground lease or we may lose such hotel properties upon breach of a ground lease.

As of December 31, 2024, 12 of our consolidated hotel properties, as well as one unconsolidated hotel property, were on land subject to ground leases. Accordingly, we only owned a leasehold or similar interest in 13 hotel properties. Our ground lease at Wyndham San Diego Bayside expires in 2029, and if this lease is not extended, this hotel property would be turned over to the ground lessor. Our ground lease agreements require the consent of the lessor or sub-lessor prior to transferring our interest in the ground lease. These provisions may impact our ability to sell our hotel properties which, in turn, could adversely impact the price realized from any such sale. In addition, at any given time, investors may be disinterested in buying hotel properties subject to a ground lease and may pay a lower price for such hotel properties than for a comparable hotel property with a fee simple interest or they may not purchase such hotel properties at any price. Secured lenders may be unwilling to lend, or otherwise charge higher interest rates, for loans secured by a leasehold mortgage as compared to loans secured by a fee simple mortgage. If we are found to be in breach of a ground lease, we could lose the right to use the hotel property. In addition, unless we can purchase a fee simple interest in the underlying land or extend the terms of these leases before their expiration, as to which no assurance can be given, we will lose our right to own these hotel properties and our interest in the

improvements upon expiration of the leases. If we were to lose the right to use a hotel property due to a breach or non-renewal of the ground lease, we would be unable to derive income from such hotel property and we would be required to purchase an interest in another hotel property in an attempt to replace that income, which could materially and adversely affect us.

Most of our hotel properties operate under either Marriott, Hilton or Hyatt brands; therefore, we are subject to the risks associated with concentrating our portfolio in just three brand families.

86 of the 96 hotel properties that we owned as of December 31, 2024 utilize brands owned by Marriott, Hilton or Hyatt. As a result, our success is dependent in part on the continued success of Marriott, Hilton and Hyatt and their respective brands. We believe that building brand value is critical to increasing demand and building customer loyalty. Consequently, if market recognition or the positive perception of Marriott, Hilton or Hyatt is reduced or compromised, the brand value associated with the Marriott-, Hilton-, or Hyatt-branded hotels in our portfolio may be adversely affected. Furthermore, if our relationship with Marriott, Hilton or Hyatt were to deteriorate or terminate as a result of disputes regarding the management of our hotels or for other reasons, Marriott, Hilton or Hyatt could, under certain circumstances, terminate our current franchise licenses with them or decline to provide franchise licenses for hotels that we may acquire in the future. If any of the foregoing were to occur, it could have a material adverse effect on us.

The failure to make and integrate acquisitions of additional hotels could materially and adversely impede our growth.

We can provide no assurances that we will be successful in identifying attractive hotel properties or portfolios of hotel properties or that, once identified, we will be successful in consummating an acquisition or integrating the acquired property or portfolio into our business. We face significant competition for attractive investment opportunities from other investors, some of which have greater financial resources, a lower cost of capital and greater access to debt and equity capital than we do. As a result, we may be unable to acquire certain hotel properties or portfolios of hotel properties that we deem attractive or the purchase price may be significantly elevated or other terms may be substantially more onerous. In addition, we expect to finance future acquisitions through a combination of borrowings under our unsecured revolving credit facility or other secured or unsecured borrowings, the use of retained cash flows, and offerings of equity and debt securities, which may not be available on advantageous terms, or at all. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could materially and adversely impede our growth. Following an acquisition or expansion, we may incur acquisition-related costs and assume potential unknown liabilities and unforeseen increased costs or expenses. The integration of such acquisitions, especially acquisitions of portfolios of hotel properties, may cause disruptions to our business, strain management time and resources and materially and adversely affect our operating results and financial condition.

Any difficulties in obtaining the capital necessary to make required periodic capital expenditures and to renovate our hotel properties could materially and adversely affect our financial condition and results of operations.

Our hotel properties have an ongoing need for renovations and other capital improvements, including the replacement of furniture, fixtures and equipment ("FF&E"), franchisor-required improvements, and renovation or redevelopment of acquisitions. Our lenders also generally require that we set aside annual amounts for capital improvements to our hotel properties. The costs of these capital improvements may increase due to ongoing supply-chain disruptions and increased construction costs, and could materially and adversely affect us. In addition, due to supply-chain constraints and disruptions, we could face difficulties sourcing the goods and services in a timely manner, which could adversely affect us.

We may not be able to fund the capital improvements to our hotel properties or acquisitions solely from the cash provided from our operating activities because we must distribute annually at least 90% of our REIT taxable income to shareholders in order to maintain our qualification as a REIT. Consequently, we expect to rely upon the availability of debt or equity capital to fund capital improvements and acquisitions. If we are unable to obtain the capital necessary to make the required periodic capital expenditures and to

renovate our hotel properties on favorable terms, or at all, our financial condition, liquidity and results of operations could be materially and adversely affected.

Competition from other lodging industry participants in the markets in which we operate could adversely affect Occupancy levels and/or ADRs, which could have a material and adverse effect on us.

We face significant competition from owners and operators of other hotels and other lodging industry participants. In addition, we face competition from non-traditional accommodations for travelers, such as online services that market homes, apartments and condominiums as an alternative to hotel rooms. Our competitors may have an operating model that enables them to offer accommodations at lower rates than we can, which could result in our competitors increasing their Occupancy at our expense and adversely affecting our ADRs. Given the importance of Occupancy and ADR at focused-service and compact full-service hotels, this competition could adversely affect our ability to attract prospective guests, which could materially and adversely affect our business, financial condition and results of operations.

At December 31, 2024, we had approximately $2.2 billion of debt outstanding, which could materially and adversely affect our operating performance and put us at a competitive disadvantage.

Required repayments of debt and related interest may materially and adversely affect our operating performance. At December 31, 2024, we had approximately $2.2 billion of outstanding debt. In addition, we may incur substantial additional debt, including secured debt, in the future. After taking into consideration the effect of interest rate swaps, 69.5% of our payments are fixed or effectively fixed. Interest rates could increase, and this would increase our interest expense on any future fixed and variable rate debt, as well as existing variable rate debt, which could adversely affect our cash flows and our ability to pay distributions to shareholders. We have entered into interest rate swaps to limit our exposure to interest rate fluctuations related to a portion of our variable rate debt. However, if our interest rate swaps expire in a high interest rate environment, the fixed rates we can obtain with new interest rate swap agreements would be higher than the interest rates of the expired swaps.

Because we anticipate that our operating cash flow will be adequate to repay only a portion of our debt at maturity, we expect that we will be required to repay debt through debt refinancings and/or offerings of our securities. The amount of our outstanding debt may adversely affect our ability to refinance our debt.

If we are unable to refinance our debt on acceptable terms, or at all, we may be forced to dispose of one or more of our hotels on disadvantageous terms, which may result in losses to us and may adversely affect the cash available for distributions to our shareholders. In addition, if the prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, our interest expense would increase, which would adversely affect our future operating results and liquidity.

Our outstanding debt, and any additional debt borrowed in the future, may subject us to many risks, including the risk that:

- our cash flows from operations may be insufficient to make required payments of principal and interest;

- we may be required to use a substantial portion of our cash flows to pay principal and interest, which would reduce the cash available for distributions to our shareholders;

- we may be at a competitive disadvantage compared to our competitors that have less debt;

- we may be vulnerable to economic volatility, particularly if growth were to slow or stall and reduce our flexibility to respond to difficult market, industry, or economic conditions;

- the terms of any refinancing may not be in the same amount or on terms as favorable as the terms of the debt being refinanced; and

- the use of leverage could adversely affect our ability to borrow more money for operations and capital improvements, to finance future acquisitions of hotel properties, to make distributions to our shareholders, and to repurchase common shares, and it could adversely affect the market price of our common shares.

Our existing indebtedness contains covenants and our failure to comply with all covenants in our debt agreements could materially and adversely affect us.

Our existing indebtedness contains customary and financial covenants that may limit our ability to capitalize on business opportunities. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, incur liens on certain assets, engage in certain mergers, liquidations or consolidations, sell certain assets, make restricted payments (including the payment of dividends and other distributions), engage in certain transactions with affiliates, enter into sale and leaseback transactions, make investments and capital expenditures, and acquire real estate assets.

In addition, our ability to borrow under our unsecured revolving credit facility is subject to compliance with our financial and other covenants, including covenants relating to debt service coverage ratios and leverage ratios. Our failure to comply with covenants in our existing or future indebtedness, as well as our inability to make required principal and interest payments, could cause a default under the applicable debt agreement, which could result in the acceleration of the debt and require us to repay such debt with capital obtained from other sources, which may not be available to us or may be available only on unattractive terms. Furthermore, if we default on secured debt, lenders can take possession of the hotel(s) securing such debt. In addition, debt agreements may contain specific cross-default provisions with respect to specified other indebtedness, giving the lenders the right to declare a default on their debt and to enforce remedies, including accelerating the maturity of such debt upon the occurrence of a default under such other indebtedness. If we default on several of our debt agreements or any significant debt agreement, we could be materially and adversely affected.

U.S. federal income tax provisions applicable to REITs may restrict our business decisions regarding the potential sale of a hotel property.

The provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to REITs require that we hold our hotel properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of hotel properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio promptly in response to economic or other conditions or on favorable terms, which may materially and adversely affect our cash flows, our ability to make distributions to shareholders and the market price of our common shares.

The U.S. federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% excise tax. We intend to hold our hotel properties for investment with a view of long-term appreciation, to engage in the business of acquiring and owning hotel properties, and to make occasional sales of hotel properties consistent with our investment objectives. There can be no assurance, however, that the Internal Revenue Service (the "IRS") might not contend that the income from one or more of these sales is subject to the 100% excise tax. Moreover, the potential to incur this penalty tax could deter us from selling one or more hotel properties even though it would be in the best interests of us and our shareholders for us to do so. There is a statutory safe harbor available for a limited number of sales in a single taxable year of properties that have been owned by a REIT for at least two years, but that safe harbor likely would not apply to all sale transactions that we might otherwise consider.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and liquidity and disputes between us and our joint venture partners.

We own certain hotel properties through joint ventures. In the future, we may enter into additional joint ventures to acquire, develop, improve or partially dispose of hotel properties, thereby reducing the amount of capital required by us to make investments and diversifying our capital sources for growth. Such joint venture investments involve risks not otherwise present in a wholly-owned hotel property or a redevelopment project, including the following:

- we may not have exclusive control over the hotel property or the joint venture, which may prevent us from taking actions that are in our best interest but opposed by our partners;

- joint venture agreements often restrict the transfer of a partner's interest or may otherwise restrict our ability to sell the interest when we desire, or on advantageous terms;

- joint venture agreements may contain provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;

- a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;

- a partner may fail to fund its share of required capital contributions or may become bankrupt, which would mean that we and any other remaining partners generally would remain liable for the joint venture's liabilities; or

- we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to qualify as a REIT, even though we do not control the joint venture.

Any of the above might subject a hotel property to liabilities in excess of those contemplated and adversely affect the value of our current and future joint venture investments.

The future outbreak of highly infectious or contagious diseases could significantly impact and disrupt our business, financial performance and condition, operating results and cash flows.

If we experience a pandemic or epidemic in the future, any increases in unemployment, decreased capital spending, declines in consumer confidence, increases in inflation, supply-chain issues, or economic slowdowns or recessions that may result therefrom could cause sustained negative consumer or business sentiment and reduced demand for travel and lodging, which would materially and adversely affect our business, financial performance and condition, operating results and cash flows.

Risks Related to the Lodging Industry

Our ability to make distributions to our shareholders may be adversely affected by various operating risks common to the lodging industry, including competition, over-building and dependence on business travel and tourism.

Our hotel properties have different economic characteristics than many other real estate assets. Unlike other real estate assets, hotels generate revenue from guests that typically stay at the hotel property for only a few nights, which causes the room rate and Occupancy levels at each of our hotels to change every day, and results in earnings that can be highly volatile.

In addition, our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our control, including, among others, the following:

- seasonality of the lodging industry may cause quarterly fluctuations in our operating results;

- over-building of hotels in the markets in which we operate, which results in an increased supply of hotels that will adversely affect Occupancy and revenues at our hotel properties;

- consolidation among companies in the lodging industry may increase the resulting companies' negotiating power relative to ours, and decrease competition among those companies for management and franchise agreements, which could result in higher management or franchise fees;

- increases in the number of brands owned by Marriott, Hilton and Hyatt, which could result in increased competition for our hotels;

- competition from non-traditional accommodations for travelers, such as online services that market homes, apartments and condominiums as an alternative to hotel rooms;

- dependence on business and leisure travelers;

- increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and leisure travelers;

- increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

- adverse effects of international, national, regional and local economic and market conditions;

- adverse effects of worsening conditions in the lodging industry; and

- risks generally associated with the ownership of hotels and real estate, as we discuss in detail below.

The occurrence of any of the foregoing could materially and adversely affect us.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material and adverse effect on us.

The lodging industry historically has been highly cyclical in nature. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry's performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and Occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. We can provide no assurances regarding whether, or the extent to which, lodging demand will rebound or whether any such rebound will be sustained. An adverse change in lodging fundamentals could result in returns that are substantially below our expectations or result in losses, which could have a material and adverse effect on us.

Technology is used in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm the business.

We, and our hotel managers and franchisors, rely on information technology networks and systems to process, transmit and store electronic information, and to manage or support a variety of business processes. These information technology networks and systems can be vulnerable to threats such as system, network or internet failures; computer hacking or business disruption; cyber-terrorism; viruses, worms or other malicious software programs; and employee error, negligence or fraud. Although we believe we and our hotel managers and franchisors have taken commercially reasonable steps to protect the security of our systems, there can be no assurance that such security measures will prevent failures, inadequacies or interruptions in system services, or that system security will not be breached.

Any failure to maintain proper function, security and availability of information technology networks and systems could interrupt our operations, our financial reporting and compliance, damage our reputation, and subject us to liability claims or regulatory penalties, which could have a material and adverse effect on our business, financial condition and results of operations.

Future terrorist attacks or changes in terror alert levels could materially and adversely affect us.

Historically, terrorist attacks and subsequent terrorist alerts have adversely affected the U.S. travel and hospitality industries, often disproportionately to the effect on the overall economy. The extent of the impact that actual or threatened terrorist attacks in the U.S. or elsewhere could have on domestic and international travel and our business in particular cannot be determined, but any such attacks or the threat of such attacks could have a material and adverse effect on travel and hotel demand and our ability to insure our hotel properties, which could materially and adversely affect us.

We face possible risks associated with natural disasters, weather events, wildfires, and the physical effects of climate change.

We are subject to the risks associated with natural disasters, weather events, wildfires, and the physical effects of climate change, any of which could have a material adverse effect on our properties, operations and business. Over time, our hotel properties located in coastal markets and other areas that may be impacted

by climate change are expected to experience increases in storm intensity and rising sea-levels, causing damage to our hotel properties. As a result, we could become subject to significant losses and/or repair costs that may or may not be fully covered by insurance. Other markets may experience prolonged variations in temperature or precipitation that may limit access to the water needed to operate our hotel properties or significantly increase energy costs, which may subject those properties to additional regulatory burdens, such as limitations on water usage or stricter energy efficiency standards. Natural disasters, weather events and climate change may also affect our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs at our hotel properties, such as the cost of water or energy, and requiring us to expend funds as we seek to repair and protect our hotel properties against such risks. There can be no assurance that natural disasters, weather events, or climate change will not have a material adverse effect on our hotel properties, operations or business.

Risks Related to Our Organization and Structure

The share ownership limits imposed by the Code for REITs and our declaration of trust may restrict share transfers and/or business combination opportunities.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year following our first year of taxation as a REIT. Our declaration of trust, with certain exceptions, authorizes our board of trustees to take the necessary actions to preserve our qualification as a REIT. Unless exempted by our board of trustees, no person or entity (other than a person or entity who has been granted an exception) may directly or indirectly, beneficially or constructively, own more than 9.8% of the aggregate of our outstanding common shares, by value or by number of shares, whichever is more restrictive, or 9.8% of the aggregate of the outstanding preferred shares of any class or series, by value or by number of shares, whichever is more restrictive.

Our board of trustees may, in its sole discretion, grant an exemption to the share ownership limits, subject to certain conditions and the receipt by our board of trustees of certain representations and undertakings. During the time that such waiver is effective, the excepted holders will be subject to an increased ownership limit. As a condition to granting such limited exemptions, the excepted holders are required to make representations and warranties to us, which are intended to ensure that we will continue to meet the REIT ownership requirements. The excepted holders must inform us if any of these representations becomes untrue or is violated, in which case such excepted holder will lose its limited exemption from the share ownership limits.

It may be difficult or impractical to effect a change in control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of our common shares.

Certain advance notice provisions of our bylaws may inhibit a change in control. These advance notice provisions may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common shares or otherwise be in our shareholders' best interests.

Termination of the employment agreements with our executive officers could be costly and prevent a change in control. The employment agreements that we entered into with each of our executive officers provide that, if their employment with us terminates under certain circumstances (including upon a change in control), we are required to pay them severance compensation, including accelerating the vesting of their respective equity awards, thereby making it costly to terminate their employment without cause. Furthermore, these provisions could delay or prevent a transaction or a change in control that might involve a premium paid for our common shares or otherwise be in the best interests of our shareholders.

Our declaration of trust contains provisions that make the removal of our trustees difficult, which could make it difficult for our shareholders to effect changes to our management. Our declaration of trust provides that, subject to the rights of the holders of one or more classes or series of preferred shares to elect

or remove one or more trustees, a trustee may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast in the election of trustees and that our board of trustees has the exclusive power to fill vacant trusteeships, even if the remaining trustees do not constitute a quorum. These provisions make it more difficult to change our management by removing and replacing trustees and it may delay or prevent a change in control that is in the best interests of our shareholders.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited, which could limit our shareholders' recourse in the event of actions not in our shareholders' best interests.

Under Maryland law, generally, a trustee is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in our best interest and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, trustees are presumed to have acted with this standard of care. In addition, our declaration of trust limits the liability of our trustees and officers to us and our shareholders for monetary damages, except for liability resulting from the:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust and bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of the final disposition of a proceeding to any present or former trustee or officer who is made or threatened to be made a party to the proceeding by reason of his or her service to us in that capacity. In addition, we may be obligated to advance the defense costs incurred by our trustees and officers. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist absent the current provisions in our declaration of trust and bylaws or that might exist with other companies.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results.

To monitor the accuracy and reliability of our financial reporting, we have established an internal audit function that oversees our internal controls. In addition, we have developed policies and procedures with respect to company-wide business processes and cycles in order to implement an effective system of internal control over financial reporting. We have established, or caused our independent managers to establish, controls and procedures designed to ensure that hotel revenues and expenses are properly recorded at our hotels. We cannot be certain that we will be successful in maintaining effective internal control over financial reporting and we may determine in the future that our existing internal controls need improvement. If we fail to maintain an effective system of internal control, we could be materially harmed or we could fail to meet our reporting obligations. In addition, the existence of a material weakness in our internal controls could result in errors to our financial statements that could require a restatement, cause us to fail to meet our reporting obligations, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits and cause investors to lose confidence in our reported financial information, any of which could lead to a substantial decline in the market price of our common shares.

Risks Related to the Real Estate Industry

The illiquid nature of real estate investments could significantly impede our ability to respond to changing economic, financial, and investment conditions or changes in the operating performance of our hotel properties, which could materially and adversely affect our cash flows and results of operations.

Real estate investments, including the hotels in our portfolio, are relatively illiquid. As a result, we may not be able to sell a hotel or hotels quickly or on favorable terms in response to changing economic, financial and investment conditions or changes in the hotel's operating performance when it otherwise may be prudent to do so. We cannot predict whether we will be able to sell any hotel property we desire to sell for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser

would be acceptable to us. We may be required to expend funds to correct defects or to make improvements before a hotel can be sold, and we cannot provide any assurances that we will have the funds available to correct such defects or to make such improvements. Our inability to dispose of assets at opportune times or on favorable terms could materially and adversely affect our cash flows and results of operations.

Uninsured and underinsured losses at our hotel properties could materially and adversely affect us.

We maintain comprehensive property insurance on all of our hotel properties and we intend to maintain comprehensive property insurance on any hotels that we acquire in the future, including fire, terrorism, and extended coverage. Our comprehensive property insurance program has a $250,000 deductible per claim. In addition to the comprehensive property insurance, we maintain general liability insurance at all of our hotel properties. Our general liability insurance program has no deductible. Certain types of catastrophic losses, such as windstorms, earthquakes, floods, and losses from foreign and domestic terrorist activities may not be insurable or may not be economically insurable. Even when insurable, these policies may have high deductibles and/or high premiums. Certain of our coastal hotel properties each have a deductible of 5% of total insured value for a named storm, and our hotels located in areas susceptible to earthquakes have deductibles of up to 5% of total insured value. Our lenders may require such insurance and our failure to obtain such insurance could constitute a default under the loan agreements, which could have a material and adverse effect on us.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment, which could have a material and adverse effect on us. Should an uninsured loss or a loss in excess of insured limits occur, or should we be unsuccessful in obtaining coverage from an insurance carrier, we could lose all or a portion of the capital we have invested in a hotel property, as well as the anticipated future revenue from the hotel property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the hotel property.

We could incur significant costs related to government regulation and litigation with respect to environmental matters, which could have a material and adverse effect on us.

Our hotel properties are subject to various U.S. federal, state and local environmental, health and safety laws and regulations that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of a hotel property, to perform or pay for the cleanup of contamination at, on, under or emanating from the hotel and to pay for natural resource damages arising from such contamination. Because these laws also impose liability on persons who owned or operated a property at the time it became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell or no longer operate the hotel properties.

The liabilities and the costs associated with environmental contamination at our hotel properties, defending against the claims related to alleged or actual environmental issues, or complying with environmental, health and safety laws could be material and could materially and adversely affect us. The discovery of material environmental liabilities at our hotel properties could subject us to unanticipated costs, which could significantly reduce or eliminate our profitability and the cash available for distribution to our shareholders.

We may from time to time be subject to litigation that could expose us to uncertain or uninsured costs.

As owners of hotel properties, we may from time to time face potential claims, litigation and threatened litigation from guests, visitors to our hotel properties, contractors, sub-contractors and others. These claims and proceedings are inherently uncertain and their costs and outcomes cannot be predicted with certainty. Some of these claims may result in defense costs, settlements, fines or judgments against us, and some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have a material and adverse impact on our financial position and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and trustees.

21

Risks Related to Our Status as a REIT

If we do not qualify as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax and potentially state and local taxes, which would reduce our earnings and the amount of cash available for distribution to our shareholders.

If we were to fail to qualify as a REIT in any taxable year and any available relief provisions do not apply, we would be subject to U.S. federal and state corporate income tax, and dividends paid to our shareholders would not be deductible by us in computing our taxable income. Unless we were entitled to statutory relief under certain Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

Any determination that we do not qualify as a REIT would have a material adverse effect on our results of operations and could materially reduce the value of our common shares. Our additional tax liability could be substantial and would reduce our net earnings available for investment, debt service and/or distributions to shareholders.

REIT distribution requirements could adversely affect our ability to execute our business plan or require us to make distributions of our shares or other securities.

We generally must distribute to our shareholders annually at least 90% of our "REIT taxable income," subject to certain adjustments and excluding any net capital gain. From time to time, we may generate taxable income greater than our cash flow. In addition, we may be subject to limitations on the ability to use our net operating loss carryovers to offset taxable income that we do not distribute. If we do not have other funds available in these situations, we could be required to (i) borrow funds on unfavorable terms, (ii) sell investments at disadvantageous prices, (iii) distribute amounts that would otherwise be invested in future acquisitions, or (iv) make a taxable distribution of our common shares as part of a distribution in which shareholders may elect to receive our common shares or (subject to a limit measured as a percentage of the total distribution) cash to make distributions sufficient to enable us to pay out enough of our REIT taxable income to satisfy the REIT distribution requirements. These alternatives could increase our costs or reduce our shareholders' equity. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could adversely affect the value of our shares.

If our leases are not respected as true leases for U.S. federal income tax purposes, we would likely fail to qualify as a REIT.

To qualify as a REIT, we must satisfy two gross income tests, pursuant to which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to the hotel leases with our TRSs, which we currently expect will continue to constitute substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and must not be treated as service contracts, joint ventures or some other type of arrangement. We believe that the leases will be respected as true leases for U.S. federal income tax purposes. There can be no assurance, however, that the IRS will agree with this characterization. If the leases were not respected as true leases for U.S. federal income tax purposes, we would not be able to satisfy either of the two gross income tests applicable to REITs and would likely lose our REIT status. Additionally, we could be subject to a 100% excise tax for any adjustment to our leases.

To comply with the restrictions imposed on REITs, we may have to conduct certain activities and own certain assets through TRSs, which will be subject to normal corporate income tax, and we could be subject to a 100% penalty tax on certain income if those transactions are not conducted on arm's-length terms.

A TRS is an entity (i) in which a REIT directly or indirectly holds stock, (ii) which has elected, with the REIT, to be treated as a taxable REIT subsidiary of such REIT, and (iii) which is taxable as a regular corporation, at regular corporate income tax rates. As a REIT, we cannot own certain assets or conduct certain activities directly, without risking failing the income or asset tests that apply to REITs. We can, however, hold these assets or undertake these activities through a TRS.

As noted, the income earned through our TRSs will be subject to corporate income taxes. In addition, a 100% excise tax will be imposed on certain transactions between us and our TRSs that are not conducted on an arm's length basis.

If our TRSs fail to qualify as "taxable REIT subsidiaries" under the Code, we would likely fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" will not be qualifying income for purposes of the gross income tests applicable to REITs. We currently lease and expect to continue to lease substantially all of our hotels to our TRSs, which will not be treated as "related party tenants" so long as they qualify as "taxable REIT subsidiaries" under the Code. To qualify as such, most significantly, a TRS cannot engage in the direct or indirect operation or management of hotels. We believe that our TRSs qualify to be treated as "taxable REIT subsidiaries" for U.S. federal income tax purposes. However, given recent scrutiny regarding the operational structure of lodging REITs like us and their third-party management agreements, there can be no assurance that the IRS will not challenge the status of a TRS for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in disqualifying any of our TRSs from treatment as a "taxable REIT subsidiary," it is likely that we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to qualify for the gross income tests. If we failed to meet either the asset tests or the gross income tests, we would likely lose our REIT status.

If any management companies that we engage do not qualify as "eligible independent contractors," or if our hotel properties are not "qualified lodging facilities," we would likely fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" of ours generally will not be qualifying income for purposes of the gross income tests applicable to REITs. An exception is provided, however, for leases of "qualified lodging facilities" to a TRS so long as the hotels are managed by an "eligible independent contractor" and certain other requirements are satisfied. We currently lease and expect to continue to lease all or substantially all of our hotels to TRS lessees and we currently engage and expect to continue to engage management companies that are intended to qualify as "eligible independent contractors." In addition, for a management company to qualify as an eligible independent contractor, (i) the management company must not own, directly or through its shareholders, more than 35% of our outstanding shares, and no person or group of persons can own more than 35% of our outstanding shares and the shares (or ownership interest) of the management company and (ii) such company or a related person must be actively engaged in the trade or business of operating "qualified lodging facilities" (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a management contract with a TRS or its TRS lessee. Finally, each hotel with respect to which our TRS lessees pay rent must be a "qualified lodging facility." A "qualified lodging facility" is a hotel, motel, or other establishment in which more than one-half of the dwelling units are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. As of the date hereof, we believe the management companies operate qualified lodging facilities for certain persons who are not related to us or our TRSs. As of the date hereof, we believe that all of the hotels leased to our TRS lessees will be qualified lodging facilities. Although we intend to monitor future acquisitions and improvements of hotels, the REIT provisions of the Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied in all cases.

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To qualify as a REIT, we must ensure that we meet the gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the

value of our total assets can be represented by securities of one or more TRSs, and no more than 25% of the value of our total assets may be represented by debt instruments issued by publicly offered REITs that are "nonqualified" (i.e., not secured by real property or interests in real property). If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders. In addition, we may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would otherwise be advantageous to us. Thus, compliance with the REIT requirements may hinder our ability to make, and, in certain cases, maintain ownership of, certain attractive investments.

In the event that we recognize a significant gain from cash settlement of a forward sale agreement under our at-the-market equity offering program, the U.S. federal income tax treatment of the cash that we receive in such instance is unclear and could impact our ability to meet the REIT qualification requirements.

We enter into forward sale agreements from time to time in connection with our at-the-market equity offering program and, subject to certain conditions, we have the right to elect physical, cash or net share settlement under these agreements at any time and from time to time, in part or in full. In the event that we elect to settle a forward sale agreement for cash and the settlement price is below the forward sale price, we would be entitled to receive a cash payment from the applicable forward purchaser(s). Under Section 1032 of the Code, generally, no gains and losses are recognized by a corporation in dealing in its own shares, including pursuant to a "securities futures contract," as defined in the Code by reference to the Exchange Act. Although we believe that any amount received by us in exchange for our common shares would qualify for the exemption under Section 1032 of the Code, because it is not entirely clear whether a forward sale agreement qualifies as a "securities futures contract," the U.S. federal income tax treatment of any cash settlement payment we receive is uncertain. In the event that we recognize a significant gain from the cash settlement of a forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Code. If we were to fail to satisfy one or both of the gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we were entitled to relief under certain provisions of the Code. If these relief provisions were inapplicable, we would not qualify to be taxed as a REIT.

There is a risk of changes in the tax laws which may adversely affect our taxation as a REIT and taxation of our shareholders.

The IRS, the United States Treasury Department and Congress frequently review U.S. federal income tax legislation, regulations and other guidance. In addition, according to publicly released statements, a top legislative priority of the current administration and Congress may be significant reform of the Code, including significant changes to taxation of business entities. We cannot predict whether, when or to what extent new U.S. federal tax laws, regulations, interpretations or rulings will be adopted. Further, from time to time, changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. Any legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect our taxation or taxation of our shareholders.


Risks Related to Our Common Shares


Our cash available for distribution to shareholders may not be sufficient to pay distributions at expected or required levels, and we may need to borrow funds or rely on other external sources in order to make such distributions, or we may not be able to make such distributions at all, which could cause the market price of our common shares to decline significantly.

We intend to continue to pay regular quarterly distributions to holders of our common shares. All distributions will be made at the discretion of our board of trustees and will depend on our historical and projected results of operations, EBITDA, funds from operations ("FFO"), liquidity and financial condition, REIT qualification, debt service requirements, capital expenditures and operating expenses, prohibitions

and other restrictions under financing arrangements and applicable law and other factors as our board of trustees may deem relevant from time to time. No assurance can be given that our projections will prove to be accurate or that any level of distributions or particular yield will be made or sustained. We may not be able to make distributions in the future or we may need to fund such distributions through borrowings or other external financing sources, which may be available only at unattractive terms, if at all. Any of the foregoing could cause the market price of our common shares to decline significantly.

Future issuances of debt securities, which would rank senior to our common shares upon our liquidation, and future issuances of equity securities (including OP units), which would dilute the holdings of our existing common shareholders and may be senior to our common shares for the purposes of making distributions, periodically or upon liquidation, may negatively affect the market price of our common shares.

In the future, we may issue debt or equity securities or incur additional borrowings. Upon our liquidation, holders of our debt securities and other loans and preferred shares will receive a distribution of our available assets before common shareholders. If we incur debt in the future, our future interest costs could increase, and adversely affect our liquidity, FFO and results of operations. We are not required to offer any additional equity securities to existing common shareholders on a preemptive basis. Therefore, additional common share issuances, directly or through convertible or exchangeable securities (including OP units), warrants or options, will dilute the holdings of our existing common shareholders, and such issuances or the perception of such issuances may reduce the market price of our common shares. Our preferred shares, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common shareholders. Because our decision to issue debt or equity securities or incur additional borrowings in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of any future capital raising efforts. Thus, the common shareholders bear the risk that our future issuances of debt or equity securities or our incurrence of additional borrowings will negatively affect the market price of our common shares.

We cannot guarantee that we will repurchase our common shares pursuant to our share repurchase program or that our share repurchase program will enhance long-term shareholder value. Share repurchases could also increase the volatility of the price of our common shares and could diminish our cash reserves.

Our board of trustees authorized a share repurchase program to repurchase up to an aggregate of $250.0 million of common and preferred shares. Although our board of trustees authorized our share repurchase program, our share repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. Our share repurchase program may be limited, suspended, or discontinued at any time without prior notice. In addition, repurchases of our common shares pursuant to our share repurchase program could affect our share price and increase its volatility. The existence of our share repurchase program could cause our share price to be higher than it would be in the absence of such a program. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There can be no assurance that any share repurchases will enhance shareholder value because the market price of our common shares may decline below the levels at which we repurchased the common shares.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

We are committed to properly addressing the cybersecurity threats we face, and we have processes to assess, identify, and manage material risks from cybersecurity threats. We apply a comprehensive approach to the mitigation of cybersecurity risks. The risk of cybersecurity threats is integrated into our overall risk management program, which includes an annual risk prioritization process to identify key enterprise-level risks. The cybersecurity threat risk action plan is managed by a dedicated information technology ("IT") committee (the "IT Committee"), which oversees our cybersecurity program. The IT Committee comprises senior company leaders as well as our outsourced IT services provider. To oversee and identify cybersecurity threat risks on a day-to-day basis, we maintain a security operations center with round-the-clock monitoring. We have established policies, including those related to privacy, information security and cybersecurity, and we employ a broad and diversified set of mitigation strategies and techniques to reduce cybersecurity risks, including continuous monitoring, early detection tools, proactive vulnerability management, and remediation. Our information security policies are modeled against the National Institute of Standards and Technology's Cybersecurity Standards and incorporate concepts from the Zero Trust Framework.

Given the ever-changing cybersecurity landscape, our IT Committee regularly meets to identify opportunities for incremental improvements, assess additional layers of security, and evaluate new technologies for implementation. In addition, we engage, as necessary, cybersecurity experts to analyze our IT policies, procedures, and infrastructure to assess their effectiveness and to identify opportunities for improvement.

We conduct an annual information security compliance training for all employees to enable them to detect and report malware, ransomware, and other malicious software and social engineering attempts that may compromise our IT systems. Employees also are subject to spear-phishing training campaigns, which allow us to assess the effectiveness of our training programs.

Our management companies are ultimately responsible for our guests' information, and we monitor these companies, as well as other third-party service providers, to ensure that they are complying with our privacy, information security and cybersecurity policies. We also assess the cybersecurity proficiency of potential third-party cloud suppliers before utilizing their services.

We work closely with our internal and external auditors to assess, identify and manage cybersecurity risks. Our IT internal controls are audited by our external auditor as part of our Sarbanes-Oxley Act compliance activities, and this process includes assessing the design and operating effectiveness of those controls.

Any failure to maintain proper function, security and availability of our information technology networks and systems could interrupt our operations, our financial reporting and compliance, damage our reputation, and subject us to liability claims or regulatory penalties, which could have a material and adverse effect on our business, financial condition and results of operations. Management has not identified cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. See "Item 1A. Risk Factors" above for more information.

Governance

Our board of trustees is responsible for overseeing the assessment and management of enterprise-level risks that may impact us, including cybersecurity. Two board members have information security expertise from their professional experience. Nathaniel A. Davis has expertise in information technology and experience reviewing and addressing cybersecurity risks. Patricia L. Gibson also has experience assessing and addressing cybersecurity risks through her past professional experience.

Our Audit Committee has primary responsibility for the oversight of risks from cybersecurity threats. Management, including members of the IT Committee, reports at least annually to the Audit Committee regarding cybersecurity risks and mitigation strategies. We consider each member of our Audit Committee to possess information security experience by way of their oversight responsibilities over this area.

In addition to ensuring adequate safeguards are in place to minimize the chance of a successful cyber attack, we have established a cybersecurity incident response plan to effectively address any cybersecurity threat that may occur despite these safeguards. We believe our cybersecurity incident response plan will help ensure timely, consistent and compliant responses to actual or attempted data incidents impacting our company. The cybersecurity incident response plan includes an escalation framework, including processes for informing the board of trustees of material cybersecurity incidents.

Item 2.   Properties

Our Hotel Properties

The following table provides a comprehensive list of our hotel properties as of December 31, 2024:

State	Hotel Property Name	Rooms	State	Hotel Property Name	Rooms
Alabama				Zachari Dunes on Mandalay Beach, Curio Collection by Hilton	250
	Embassy Suites Birmingham	242	**Colorado**		
Arizona				Hotel Teatro	110
	Embassy Suites Phoenix – Biltmore	232		Marriott Denver South @ Park Meadows	279
California				Moxy Denver Cherry Creek	170
	Courtyard San Francisco	166		Renaissance Boulder Flatiron Hotel	232
	Embassy Suites Irvine Orange County	293	**District of Columbia**		
	Embassy Suites Los Angeles Downey	220		Fairfield Inn & Suites Washington DC Downtown	198
	Embassy Suites Los Angeles – International Airport South	349		Homewood Suites Washington DC Downtown	175
	Embassy Suites Milpitas Silicon Valley	267		Hyatt Place Washington DC Downtown K Street	164
	Embassy Suites San Francisco Airport – South San Francisco	316	**Florida**		
	Embassy Suites San Francisco Airport – Waterfront	340		DoubleTree Grand Key Resort	216
	Hilton Garden Inn Los Angeles Hollywood	160		DoubleTree Suites by Hilton Orlando – Lake Buena Vista	236
	Hilton Garden Inn San Francisco Oakland Bay Bridge	303		Embassy Suites Deerfield Beach – Resort & Spa	244
	Hyatt House Cypress Anaheim	142		Embassy Suites Fort Lauderdale 17th Street	361
	Hyatt House Emeryville San Francisco Bay Area	234		Embassy Suites Fort Myers Estero	150
	Hyatt House San Diego Sorrento Mesa	193		Embassy Suites Miami – International Airport	318
	Hyatt House San Jose Silicon Valley	180		Embassy Suites Orlando – International Drive South/Convention Center	244
	Hyatt House San Ramon	142		Embassy Suites Tampa Downtown Convention Center	360
	Hyatt House Santa Clara	150		Embassy Suites West Palm Beach Central	194
	Hyatt Place Fremont Silicon Valley	151		Fairfield Inn & Suites Key West	106
	The Pierside Santa Monica	132		Hilton Cabana Miami Beach	231
	Residence Inn Palo Alto Los Altos	156		Renaissance Fort Lauderdale West Hotel	250
	San Francisco Marriott Union Square	401			
	Wyndham San Diego Bayside	600			

State	Hotel Property Name	Rooms	State	Hotel Property Name	Rooms
Georgia			**New York**		
	Courtyard Atlanta Buckhead	181		Courtyard New York Manhattan Upper East Side	226
	Embassy Suites Atlanta – Buckhead	326		Hampton Inn Garden City	143
	Hampton Inn and Suites Atlanta Midtown	186		The Knickerbocker New York[2]	330
	Hyatt Centric Midtown Atlanta	194	**North Carolina**		
	Residence Inn Atlanta Midtown Historic	90		Hyatt House Charlotte Center City	163
Hawaii			**Oregon**		
	Courtyard Waikiki Beach	404		Courtyard Portland City Center	256
Illinois				SpringHill Suites Portland Hillsboro	106
	Courtyard Chicago Downtown Magnificent Mile	306	**Pennsylvania**		
	Courtyard Midway Airport	174		Hilton Garden Inn Pittsburgh University Place	202
	Fairfield Inn & Suites Chicago Midway Airport	114		Renaissance Pittsburgh Hotel	300
	Hampton Inn Chicago Midway Airport	170		Wyndham Philadelphia Historic District	364
	Hilton Garden Inn Chicago Midway Airport	174		Courtyard Pittsburgh University Center	253
	Holiday Inn Express & Suites Midway Airport	104	**South Carolina**		
	Marriott Chicago Midway	200		Courtyard Charleston Historic District	176
	Sleep Inn Midway Airport	121		Mills House Charleston, Curio Collection by Hilton	218
Indiana			**Tennessee**		
	Courtyard Indianapolis @ The Capitol	124		The Bankers Alley Hotel, a Tapestry Collection by Hilton	124
	Residence Inn Indianapolis Downtown On The Canal	134	**Texas**		
Kentucky				Courtyard Austin Downtown Convention Center	270
	Marriott Louisville Downtown	620		Courtyard Houston By The Galleria	190
	Residence Inn Louisville Downtown	140		Courtyard Houston Downtown Convention Center	191
Louisiana				DoubleTree by Hilton Houston Medical Center Hotel & Suites	297
	Chateau LeMoyne – French Quarter, New Orleans[1]	171		DoubleTree Suites by Hilton Austin	188
	Hilton Garden Inn New Orleans Convention Center	286		Embassy Suites Dallas – Love Field	248
	Hotel Tonnelle New Orleans, a Tribute Portfolio Hotel	132		Hyatt Centric The Woodlands	72
	Wyndham New Orleans – French Quarter	374		Residence Inn Austin Downtown Convention Center	179
Maryland				Residence Inn Houston By The Galleria	146
	Residence Inn Bethesda Downtown	188		Residence Inn Houston Downtown Convention Center	171
	Residence Inn National Harbor Washington DC	162		SpringHill Suites Houston Downtown Convention Center	167
Massachusetts			**Washington**		
	AC Hotel Boston Downtown	205		Homewood Suites Seattle Lynnwood . . .	170
	Embassy Suites Boston Waltham	275	**Wisconsin**		
	Wyndham Boston Beacon Hill	304		Hyatt Place Madison Downtown	151
Minnesota					
	Embassy Suites Minneapolis – Airport	310			

(1) We own an indirect 50% ownership interest in this hotel property and we account for the ownership interest using the equity method of accounting. This hotel property is operated without a lease.

(2) We own a 95.0% controlling ownership interest in this hotel property.

Management Agreements

In order to qualify as a REIT, we cannot directly or indirectly operate any of our hotel properties. We lease all but one of our hotel properties to TRS lessees, which in turn engage hotel property management companies to manage our hotel properties. All of our hotel properties are operated pursuant to a management agreement with one of 16 independent management companies. 36 of our hotel properties receive the benefits of a franchise agreement pursuant to a management agreement with Hilton, Hyatt, Marriott, or other management companies.

As of December 31, 2024, Aimbridge and Hilton were the management companies for 30 and 21 of our hotel properties, respectively. Our remaining 45 hotel properties were managed by 14 other management companies, including Hyatt and Marriott.

The management agreements have initial terms that range from three to 25 years, and some provide for one or two automatic extension periods ranging from one to 10 years each.

Each management company receives a base management fee between 1.5% and 3.5% of hotel revenues. The management agreements that include the benefits of a franchise agreement incur a base management fee between 1.0% and 7.0% of hotel revenues.

The management companies are also eligible to receive an incentive management fee upon the achievement of certain financial thresholds as set forth in each applicable management agreement. The incentive management fee is generally calculated as a percentage of hotel net operating income after we have received a priority return on our investment in the hotel.

Each management agreement provides that the applicable independent manager controls the operations of the applicable hotel property. Our ability to participate in decisions regarding the hotel property is limited under the management agreement to typical owner rights with respect to hotel operations.

Each of the management agreements provides us with a right to terminate such management agreement if the management company fails to reach certain performance targets (as provided in the applicable management agreement). Certain management agreements also provide us with a right to terminate the management agreement in our sole and absolute discretion. In addition, certain management agreements give us the right to terminate the management agreement upon the sale of the hotel property or for any reason upon payment of a stipulated termination fee. Subject to certain qualifications and applicable cure periods, the management agreements are generally terminable by either party upon material casualty, or condemnation of the hotel property, or the occurrence of certain customary events of default. Certain management agreements also stipulate that in the event that a management company elects to terminate a management agreement due to an event of default by us, the management company may elect to recover a termination fee, as liquidated damages, equal to 2.5 times the actual base management fee and incentive management fee earned by the management company under that management agreement in the fiscal year immediately preceding the fiscal year in which such termination occurred.

Many of our Aimbridge, White Lodging Services ("WLS"), and Hersha Hospitality Management ("HHM") management agreements state that we cannot sell the applicable hotel property to any unrelated third party or engage in certain change of control actions (1) if we are in default under the management agreement, or (2) with or to a person or entity that is known in the community as being of bad moral character or has been convicted of a felony or is in control of or controlled by persons convicted of a felony or would be in violation of any franchise agreement requirements applicable to us. In addition, those Aimbridge, WLS, and HHM management agreements further require that any future owner of the applicable hotel property, at the option of the management company, assume the management agreement or enter into a new management agreement for such hotel property.

Franchise Agreements

As of December 31, 2024, 57 of our hotels operated under franchise agreements with Marriott, Hilton, Hyatt or other hotel brands. This excludes 36 hotel properties that receive the benefits of a franchise agreement pursuant to management agreements with Hilton, Hyatt, Marriott, or other management companies. In addition, three of our hotels are not operated with a hotel brand so they do not have franchise agreements.

The franchisors provide a variety of benefits to the franchisees, including centralized reservation systems, national advertising, marketing programs and publicity designed to increase brand awareness, personnel training and operational quality at the hotels across the brand system. The franchise agreements generally specify management, operational, record-keeping, accounting, reporting and marketing standards and procedures, all of which our TRS lessees, as the franchisees, must follow. The franchise agreements require our TRS lessees to comply with the franchisors' standards and requirements, including the training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by the TRS lessee, the display of signage and the type, quality and age of furniture, fixtures and equipment included in the guest rooms and the nature of the lobbies and other common areas. The franchise agreements have initial terms ranging from one to 30 years. Each of our franchise agreements require that we pay a royalty fee between 2.0% and 6.0% of room revenue, plus additional fees for marketing, central reservation systems and other franchisor costs between 1.0% and 4.3% of room revenue. Certain hotels are also charged a royalty fee between 1.5% and 3.0% of food and beverage revenues.

The franchise agreements also provide for termination at the applicable franchisor's option upon the occurrence of certain events, including the failure to pay royalties and fees, the failure to perform our obligations under the franchise license, bankruptcy and the abandonment of the franchise, or a change in control. The TRS lessee is responsible for making all payments under the applicable franchise agreement to the franchisor; however, we are required to guarantee the obligations under each of the franchise agreements. In addition, many of our existing franchise agreements provide the franchisor with a right of first offer in the event of certain sales or transfers of a hotel and provide the franchisor the right to approve a change in the management company who manages the hotel.

TRS Leases

In order for us to qualify as a REIT, neither our company nor any of our subsidiaries may directly or indirectly operate any of our hotels. The subsidiaries of the Operating Partnership, as the lessors, lease our hotels to our TRS lessees, which, in turn, are the parties to the existing management agreements with the independent managers at each of our hotels. The independent managers control the daily operations of our hotel properties, and our ability to participate in operating decisions regarding our hotel properties is limited to typical owner rights with respect to hotel operations. The TRS leases contain the provisions that are described below. For the hotels that are acquired in the future, we intend for the leases to contain substantially similar provisions as those described below; however, we may, in our discretion, alter any of these provisions with respect to any particular lease.

Lease Terms

Our TRS leases have initial terms of generally three years and a majority of the leases can be renewed by our TRS lessees for three or four successive three-year renewal terms unless the lessee is in default at the expiration of the then-current term. In addition, our TRS leases are subject to early termination by us in the event that we sell the hotel to an unaffiliated party, a change in control occurs or the applicable provisions of the Code are amended to permit us to operate our hotels. Our TRS leases are also subject to early termination upon the occurrence of certain events of default and/or other contingencies described in the lease.

Amounts Payable under the Leases

During the term of each TRS lease, our TRS lessees are obligated to pay us a fixed annual base rent plus a percentage rent and certain other additional charges that our TRS lessees agree to pay under the

terms of the respective TRS lease. The percentage rent is generally calculated based on the revenues generated from the rental of guest rooms. Certain TRS lessees also pay percentage rent on food and beverage sales and certain other sources, including meeting room rentals.

The TRS leases require our TRS lessees to pay rent, management fees, franchise fees, personal property taxes where applicable, certain insurance policies, and all other costs and expenses, including utility and other charges, incurred in the operation of the hotels. The leases also provide for rent reductions and abatements in the event of damage to, destruction, or a partial taking of, any hotel. Any intercompany transactions involving rent payments, reductions, or abatements eliminate in consolidation.

Maintenance and Modifications

Under each TRS lease, the TRS lessee may, at its expense, make additions, modifications or improvements to the hotel that it deems desirable, and that we approve. In addition, our TRS lessees are required, at their expense, to maintain the hotels in good order and repair, except for ordinary wear and tear, and to make repairs that may be necessary and appropriate to keep the hotel in good order and repair. Under the TRS lease, we are responsible for maintaining, at our cost, any underground utilities or structural elements, including the exterior walls and the roof of the hotel (excluding, among other things, windows and mechanical, electrical and plumbing systems). Each TRS lessee, when and as required to meet the standards of the applicable management agreement, any applicable hotel franchise agreement, or to satisfy the requirements of any lender, must establish an FF&E reserve in an amount equal to up to 5% of gross revenue for the purpose of periodically repairing, replacing or refurbishing the furnishings and equipment.

Events of Default

The events of default under each of the leases include, among others: the failure by a TRS lessee to pay rent when due; the breach by a TRS lessee of a covenant, condition or term under the lease, subject to the applicable cure period; the bankruptcy or insolvency of a TRS lessee; cessation of operations by a TRS lessee of the leased hotel for more than 30 days, except as a result of damage, destruction, or a partial or complete condemnation; or the default by a TRS lessee under a franchise agreement subject to any applicable cure period.

Termination of Leases on Disposition of the Hotels or Change of Control

In the event that we sell a hotel to a non-affiliate or a change of control occurs, we generally have the right to terminate the lease by paying the applicable TRS lessee a termination fee to be governed by the terms and conditions of the lease.

Ground Leases

As of December 31, 2024, 12 of our consolidated hotel properties and one unconsolidated hotel property were subject to ground lease agreements that cover the land under the respective hotel properties. Additional information on the ground leases can be found in Note 10 to our accompanying consolidated financial statements.

Item 3.   Legal Proceedings

The nature of the operations of our hotels exposes our hotel properties, us and the Operating Partnership to the risk of claims and litigation in the normal course of business. Other than routine litigation arising out of the ordinary course of business, we are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our common shares are traded on the New York Stock Exchange ("NYSE") under the symbol "RLJ." During the year ended December 31, 2024, we paid a cash dividend of $0.10 per common share in each of the first and second quarters of 2024 and a cash dividend of $0.15 per common share in each of the third and fourth quarters of 2024. During the year ended December 31, 2023, we paid a cash dividend of $0.08 per common share in each of the first and second quarters of 2023 and a cash dividend of $0.10 per common share in each of the third and fourth quarters of 2023.

On December 31, 2024 and February 19, 2025, the closing price of our common shares as reported on the NYSE was $10.21 and $9.60, respectively.

Share Return Performance

The graph and the table set forth below assume $100.00 was invested on December 31, 2019 in RLJ Lodging Trust's common shares. The graph and the table compare the total shareholder return of our common shares against the cumulative total returns of the Standard & Poor's 500 Index ("S&P 500 Index") and the Dow Jones U.S. Select Real Estate Hotels Index ("Dow Jones US REIT Hotels Index") between December 31, 2019 and December 31, 2024. The graph assumes an initial investment of $100.00 in our common shares and in each of the indices, and it also assumes the reinvestment of dividends.



Name	Initial Investment at December 31, 2019	Value of Initial Investment at December 31, 2020	Value of Initial Investment at December 31, 2021	Value of Initial Investment at December 31, 2022	Value of Initial Investment at December 31, 2023	Value of Initial Investment at December 31, 2024
RLJ Lodging Trust	$100.00	$ 80.19	$ 79.15	$ 60.86	$ 69.69	$ 63.80
S&P 500 Index	$100.00	$118.40	$152.39	$124.79	$157.59	$197.02
Dow Jones US REIT Hotels Index	$100.00	$ 74.09	$ 85.25	$ 72.15	$ 89.79	$ 85.80

This performance graph shall not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing by us under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Shareholder Information

At February 19, 2025, we had 170 holders of record of our common shares. However, because many of our common shares are held by brokers and other institutions on behalf of shareholders, we believe there are substantially more beneficial holders of our common shares than holders of record. At February 19, 2025, there were 12 holders (other than our company) of our OP units. Our OP units are redeemable for cash or, at our election, for our common shares.

In order to comply with certain requirements related to our qualification as a REIT, our declaration of trust provides that, subject to certain exceptions, no person or entity (other than a person or entity who has been granted an exception) may directly or indirectly, beneficially or constructively, own more than 9.8% of the aggregate of our outstanding common shares, by value or by number of shares, whichever is more restrictive, or 9.8% of the aggregate of the outstanding preferred shares of any class or series, by value or by number of shares, whichever is more restrictive.

Distribution Information

We intend, over time, to make quarterly distributions to our common shareholders. In order to qualify and maintain our qualification for taxation as a REIT, we intend to make annual distributions to our shareholders of at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain.

The credit agreements governing our $600.0 million unsecured revolving credit facility (the "Revolver") and our unsecured term loans (the "Term Loans") limit our ability to pay dividends under certain circumstances. If an event of default exists, we may only pay cash dividends in an aggregate amount with respect to any fiscal year not to exceed the greater of (a) the minimum amount required for us to maintain our status as a REIT under Sections 856 through 860 of the Code, or (b) the amount necessary to avoid income or excise tax under the Code. However, if the event of default is a payment default or bankruptcy related, we may not make any cash dividend payments. So long as no event of default exists, the credit agreements do not restrict our ability to pay cash dividends.

The terms of our outstanding preferred stock prohibit us from paying dividends on our common shares unless all accrued preferred dividends then payable have been paid.

Any future distributions will be at the sole discretion of our board of trustees, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected financial condition, liquidity, EBITDA, FFO and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, as described above, our REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as our board of trustees deems relevant. To the extent that our cash available for distribution is less than 90% of our REIT taxable income, we may consider various means to cover any such shortfall, including borrowing under the Revolver or other loans, selling certain of our assets, or using a portion of the net proceeds we receive from offerings of equity, equity-related or debt securities or declaring taxable share dividends.

Unregistered Sales of Equity Securities

The Company did not sell any securities during the fiscal year ended December 31, 2024 that were not registered under the Securities Act.

Issuer Purchases of Equity Securities

The following table summarizes all of the share repurchases during the quarter ended December 31, 2024:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs[1]
October 1, 2024 through October 31, 2024 . .	327,697	$9.16	327,697	25,904,232
November 1, 2024 through November 30, 2024	—	$ —	—	22,453,717
December 1, 2024 through December 31, 2024	—	$ —	—	22,453,717
Total	327,697		327,697	

_____

(1) A share repurchase program to acquire up to an aggregate of $250.0 million of common and preferred shares was approved in April 2024 and is set to expire on May 8, 2025 (the "2024 Share Repurchase Program"). The maximum number of shares that may yet be repurchased under the 2024 Share Repurchase Program is calculated by dividing the total dollar amount available to repurchase shares by the closing price of our common shares on the last business day of the respective month.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements, the related notes included thereto, and Item 1A., "Risk Factors", all of which appear elsewhere in this Annual Report on Form 10-K.

Overview

We are a self-advised and self-administered Maryland REIT that owns primarily premium-branded, rooms-oriented, high-margin, focused-service and compact full-service hotels located within heart of demand locations. Our hotels are concentrated in markets that we believe exhibit multiple demand generators and attractive long-term growth prospects. We believe premium-branded, focused-service and compact full-service hotels with these characteristics generate high levels of RevPAR, strong operating margins and attractive returns. Focused-service and compact full-service hotels typically generate most of their revenue from room rentals, have limited food and beverage outlets and meeting space and require fewer employees than traditional full-service hotels. We believe these types of hotels have the potential to generate attractive returns relative to other types of hotels due to their ability to achieve RevPAR levels at or close to those achieved by traditional full-service hotels, while achieving higher profit margins due to their more efficient operating model and less volatile cash flows.

Our Customers

The majority of our hotels consist of premium-branded, focused-service and compact full-service hotels. As a result of this property profile, the majority of our customers are transient in nature. Transient business typically represents individual business or leisure travelers. The majority of our hotels are located in business districts within major metropolitan areas. Accordingly, business travelers represent the majority of the transient demand at our hotels. As a result, macroeconomic factors impacting business travel have a greater effect on our business than factors impacting leisure travel.

Group business is typically defined as a minimum of 10 guestrooms booked together as part of the same piece of business. Group business may or may not use the meeting space at any given hotel. Given the

limited meeting space at the majority of our hotels, group business that utilizes meeting space represents a small component of our customer base.

A number of our hotel properties are affiliated with brands marketed toward extended-stay customers. Extended-stay customers are generally defined as those staying five nights or longer.

Key Indicators of Operating Performance

We use a variety of operating, financial and other information to evaluate the operating performance of our business. These key indicators include financial information that is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as well as other financial measures that are non-GAAP measures. In addition, we use other information that may not be financial in nature, including industry standard statistical information and comparative data. We use this information to measure the operating performance of our individual hotels, groups of hotels and/or business as a whole. We also use these metrics to evaluate the hotels in our portfolio and potential acquisition opportunities to determine each hotel's contribution to cash flow and its potential to provide attractive long-term total returns. The key indicators include:

- *Average Daily Rate* — ADR represents the total hotel room revenues divided by the total number of rooms sold in a given period. ADR measures the average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base at a hotel or group of hotels. We use ADR to assess the pricing levels that we are able to generate, as changes in rates have a greater impact on operating margins and profitability than changes in Occupancy.

- *Occupancy* — Occupancy represents the total number of hotel rooms sold in a given period divided by the total number of rooms available. Occupancy measures the utilization of our hotels' available capacity. We use Occupancy to measure demand at a specific hotel or group of hotels in a given period. Additionally, Occupancy levels help us determine the achievable ADR levels.

- *Revenue Per Available Room* — RevPAR is the product of ADR and Occupancy. RevPAR does not include non-room revenues, such as food and beverage revenue or other revenue. We use RevPAR to identify trend information with respect to room revenues from comparable hotel properties and to evaluate hotel performance on a regional basis.

RevPAR changes that are primarily driven by changes in Occupancy have different implications for overall revenues and profitability than the changes that are driven primarily by changes in ADR. For example, an increase in Occupancy at a hotel would lead to additional variable operating costs (including housekeeping services, utilities and room supplies) and could also result in an increase in other revenue and other operating expense. Changes in ADR typically have a greater impact on operating margins and profitability as they only have a limited effect on variable operating costs.

ADR, Occupancy and RevPAR are commonly used measures within the lodging industry to evaluate operating performance. RevPAR is an important statistic for monitoring operating performance at the individual hotel property level and across our entire business. We evaluate individual hotel RevPAR performance on an absolute basis with comparisons to budget and prior periods, as well as on a regional and company-wide basis. ADR and RevPAR include only room revenue. Room revenue comprised approximately 81.9% of our total revenues for the year ended December 31, 2024, and it is dictated by demand (as measured by Occupancy), pricing (as measured by ADR) and our available supply of hotel rooms.

We also use non-GAAP measures such as FFO, Adjusted FFO, EBITDA, EBITDA*re* and Adjusted EBITDA to evaluate the operating performance of our business. For a more in depth discussion of these non-GAAP measures, please refer to the "Non-GAAP Financial Measures" section. In addition, we use Hotel EBITDA, a non-GAAP financial measure, to assess operating performance. For a more in depth discussion of Hotel EBITDA, please refer to Note 15, Segment Information, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Principal Factors Affecting Our Results of Operations

The principal factors affecting our operating results include the overall demand for lodging compared to the supply of available hotel rooms and other lodging options, and the ability of our independent managers to increase or maintain revenues while controlling expenses.

- **Demand** — The demand for lodging, especially business travel, generally fluctuates with the overall economy. Historically, periods of declining demand are followed by extended periods of relatively strong demand, which typically occurs during the growth phase of the lodging cycle.

- **Supply** — The development of new hotels is driven largely by construction costs, the availability of financing, the expected performance of existing hotels and other lodging options.

We expect that our ADR, Occupancy and RevPAR performance will be impacted by macroeconomic factors such as regional and local employment growth, government spending, personal income and corporate earnings, office vacancy rates, business relocation decisions, airport activity, business and leisure travel demand, new hotel construction and the pricing strategies of our competitors. In addition, our ADR, Occupancy and RevPAR performance are dependent on the continued success of the Marriott, Hilton and Hyatt hotel brands.

- **Revenues** — Substantially all of our revenues are derived from the operation of hotels. Specifically, our revenues are comprised of:

  - *Room revenue* — Occupancy and ADR are the major drivers of room revenue. Room revenue accounts for the majority of our total revenues.

  - *Food and beverage revenue* — Occupancy, the nature of the hotel property and the type of customer staying at the hotel are the major drivers of food and beverage revenue (i.e., group business typically generates more food and beverage revenue through catering functions as compared to transient business, which may or may not utilize the hotel's food and beverage outlets).

  - *Other revenue* — Occupancy and the nature of the hotel property are the main drivers of other ancillary revenue, such as parking fees, resort fees, gift shop sales and other guest service fees. Some hotels, due to the limited focus of the services offered and size or space limitations at the hotel, may not have the type of facilities that generate other revenue.

- **Property Operating Expenses** — The components of our property operating expenses are as follows:

  - *Room expense* — These expenses include housekeeping and front office wages and payroll taxes, reservation systems, room supplies, laundry services and other room-related costs. Like room revenue, Occupancy is the major driver of room expense. These costs can increase based on an increase in salaries and wages, as well as the level of service and amenities that are provided at the hotel property.

  - *Food and beverage expense* — These expenses primarily include food, beverage and labor costs. Occupancy and the type of customer staying at the hotel (i.e., catered functions are generally more profitable than restaurant, bar, and other food and beverage outlets that are located on the hotel property) are the major drivers of food and beverage expense, which correlates closely with food and beverage revenue.

  - *Management and franchise fee expense* — A base management fee is computed as a percentage of gross hotel revenues. An incentive management fee is typically paid when the hotel's operating income exceeds certain thresholds, and it is generally calculated as a percentage of hotel operating income after we have received a priority return on our investment in the hotel. A franchise fee is computed as a percentage of room revenue, plus an additional percentage of room revenue for marketing, central reservation systems and other franchisor costs. Certain hotels will also pay an additional franchise fee which is computed as a percentage of food and beverage revenue. For a more in depth discussion of the management and franchise fees, please refer to the "Our Hotel Properties — Management Agreements" and "Our Hotel Properties — Franchise Agreements" sections.

  - *Other operating expenses* — These expenses include labor and other costs associated with the sources of our other revenue, as well as the labor and other costs associated with the administrative departments, sales and marketing, repairs and maintenance, and utility costs at the hotel properties.

36

Most categories of variable operating expenses, including labor costs, fluctuate with changes in Occupancy. Increases in Occupancy are accompanied by increases in most categories of variable operating expenses, while increases in ADR typically only result in increases in certain categories of operating costs and expenses, such as management fees, franchise fees, travel agency commissions, and credit card processing fees, all of which are based on hotel revenues. Therefore, changes in ADR have a more significant impact on operating margins than changes in Occupancy.

Inflation

We rely on the performance of our hotel properties to increase revenues to keep pace with inflation. Generally, our hotel management companies possess the ability to adjust room rates daily, except for group or corporate rates contractually committed to in advance, although competitive pressures may limit the ability of our operators to raise rates faster than the rate of inflation or even at the same rate. High inflation may also have an adverse effect on our operating expenses, including, but not limited to, labor, supplies, repairs and maintenance, as these costs could increase at a faster rate than any increase in our revenues. Inflation could also have an adverse effect on consumer spending, which could impact Occupancy levels at our hotel properties and, in turn, our own results of operations.

2024 Significant Activities

Our significant activities reflect our commitment to creating long-term shareholder value through enhancing our hotel portfolio's quality, recycling capital and maintaining a prudent capital structure. During the year ended December 31, 2024, the following significant activities took place:

- Acquired a fee simple interest in the land at our Wyndham Boston Beacon Hill hotel property for approximately $125.0 million.

- Exercised one-year extension options on $181.0 million in mortgage loans to extend the maturities to April 2025.

- Fully repaid a $200.0 million maturing mortgage loan with a $200.0 million draw on our Revolver.

- Approved the 2024 Share Repurchase Program to acquire up to an aggregate of $250.0 million of common and preferred shares from May 9, 2024 to May 8, 2025.

- Sold two hotel properties for a combined sales price of approximately $20.8 million.

- Acquired the 110-room Hotel Teatro in Denver, Colorado for $35.5 million.

- Entered into a new $500.0 million Term Loan, the proceeds of which were used to repay our $400.0 million Term Loan maturing in 2025 and $100.0 million of borrowings under our Revolver.

- Repurchased and retired approximately 2.3 million common shares for approximately $22.0 million.

Results of Operations

At December 31, 2024 and 2023, we owned 96 and 97 hotel properties, respectively. Based on when a hotel property is acquired or sold, the operating results for certain hotel properties are not comparable for the years ended December 31, 2024 and 2023. The non-comparable properties include two hotel properties that were sold and one hotel property that was acquired in 2024.

For similar operating and financial data and discussion of our results for the year ended December 31, 2023 compared to our results for the year ended December 31, 2022, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Part II of our annual report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024 and is incorporated herein by reference.

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

| | For the year ended December 31, | | |
| | 2024 | 2023 | $ Change |
	(amounts in thousands)		
Revenues			
Operating revenues			
Room revenue	$1,121,586	$1,095,028	$ 26,558
Food and beverage revenue	153,108	141,625	11,483
Other revenue	94,746	88,924	5,822
Total revenues	1,369,440	1,325,577	43,863
Expenses			
Operating expenses			
Room expense	288,567	277,058	11,509
Food and beverage expense	117,766	109,707	8,059
Management and franchise fee expense	107,978	107,417	561
Other operating expenses	363,631	340,485	23,146
Total property operating expenses	877,942	834,667	43,275
Depreciation and amortization	179,431	179,103	328
Property tax, insurance and other	107,043	100,229	6,814
General and administrative	54,804	58,998	(4,194)
Transaction costs	320	223	97
Total operating expenses	1,219,540	1,173,220	46,320
Other income, net	5,342	4,364	978
Interest income	17,314	19,743	(2,429)
Interest expense	(111,358)	(98,807)	(12,551)
Gain (loss) on sale of hotel properties, net	8,262	(34)	8,296
Loss on extinguishment of indebtedness, net	(129)	(169)	40
Income before equity in income from unconsolidated joint ventures	69,331	77,454	(8,123)
Equity in income from unconsolidated joint ventures	459	419	40
Income before income tax expense	69,790	77,873	(8,083)
Income tax expense	(1,599)	(1,256)	(343)
Net income	68,191	76,617	(8,426)
Net loss (income) attributable to noncontrolling interests:			
Noncontrolling interest in consolidated joint ventures	45	35	10
Noncontrolling interest in the Operating Partnership	(215)	(247)	32
Net income attributable to RLJ	68,021	76,405	(8,384)
Preferred dividends	(25,115)	(25,115)	—
Net income attributable to common shareholders	$ 42,906	$ 51,290	$ (8,384)

Revenues

Total revenues increased $43.9 million to $1.4 billion for the year ended December 31, 2024, from $1.3 billion for the year ended December 31, 2023. The increase was a result of a $26.6 million increase in room revenue, an $11.5 million increase in food and beverage revenue, and a $5.8 million increase in other revenue.

Room Revenue

Room revenue increased $26.6 million to $1.1 billion for the year ended December 31, 2024, from $1.1 billion for the year ended December 31, 2023. The increase was the result of a $25.6 million increase in room revenue attributable to the comparable properties and was primarily due to an increase in corporate and group travel.

The following are the key hotel operating statistics for the comparable properties:

	For the year ended December 31,	
	2024	**2023**
Occupancy	72.6%	71.8%
ADR	$199.22	$197.48
RevPAR	$144.66	$141.83

Food and Beverage Revenue

Food and beverage revenue increased $11.5 million to $153.1 million for the year ended December 31, 2024, from $141.6 million for the year ended December 31, 2023. The increase in food and beverage revenue was primarily due to increases in outlet revenue and banquet and catering revenue.

Other Revenue

Other revenue, which includes revenue derived from ancillary sources such as parking fees, resort fees, gift shop sales and other guest service fees, increased $5.8 million to $94.7 million for the year ended December 31, 2024, from $88.9 million for the year ended December 31, 2023. The increase in other revenue was primarily due to an increase in parking and resort fees.

Property Operating Expenses

Property operating expenses increased $43.3 million to $877.9 million for the year ended December 31, 2024, from $834.7 million for the year ended December 31, 2023. The increase was due to a $41.0 million increase in property operating expenses attributable to the comparable properties and a $2.3 million increase in property operating expenses attributable to the non-comparable properties.

The components of our property operating expenses for the comparable properties were as follows (in thousands):

	For the year ended December 31,		
	2024	**2023**	**$ Change**
Room expense	$286,586	$275,308	$11,278
Food and beverage expense	116,840	109,707	7,133
Management and franchise fee expense	107,332	106,585	747
Other operating expenses	360,250	338,420	21,830
Total property operating expenses	$871,008	$830,020	$40,988

The increase in property operating expenses attributable to the comparable properties was primarily due to increases in wages and benefits, as well as increases in room and food and beverage expenses, and increases in other operating expenses, primarily due to increases in sales and marketing, utilities, and administrative expenses.

Property Tax, Insurance and Other

Property tax, insurance and other expense increased $6.8 million to $107.0 million for the year ended December 31, 2024, from $100.2 million for the year ended December 31, 2023. The increase was primarily attributable to increases in property tax assessments and property insurance premiums.

General and Administrative

General and administrative expense decreased $4.2 million to $54.8 million for the year ended December 31, 2024, from $59.0 million for the year ended December 31, 2023. The decrease was primarily attributable to a decrease in non-cash compensation expense related to certain share-based awards granted during 2021 that became fully vested during the second quarter of 2024.

Other Income, net

Other income, net increased $1.0 million to $5.3 million for the year ended December 31, 2024, from $4.4 million for the year ended December 31, 2023. The increase was primarily attributable to an increase in COVID-19 relief awards during the year ended December 31, 2024.

Interest Income

Interest income decreased $2.4 million to $17.3 million for the year ended December 31, 2024, from $19.7 million for the year ended December 31, 2023. The decrease was attributable to lower average cash balances, partially offset by higher interest rates.

Interest Expense

Interest expense increased $12.6 million to $111.4 million for the year ended December 31, 2024, from $98.8 million for the year ended December 31, 2023. The increase was attributable to higher base interest rates on our unhedged variable rate debt combined with an increase in the amount of our debt that was unhedged. The components of our interest expense for the years ended December 31, 2024 and 2023 were as follows (in thousands):

| | For the year ended December 31, | | |
	2024	2023	$ Change
Senior Notes	$ 38,764	$38,764	$ —
Revolver and Term Loans	50,928	31,000	19,928
Mortgage loans	13,451	21,014	(7,563)
Amortization of deferred financing costs	6,623	6,100	523
Non-cash interest expense related to interest rate hedges	1,592	1,929	(337)
Total interest expense	$111,358	$98,807	$12,551

Gain (Loss) on Sale of Hotel Properties, net

During the year ended December 31, 2024, we sold two hotel properties for a combined sales price of approximately $20.8 million and recorded a net gain on the sales of approximately $8.3 million. There were no hotels sold during the year ended December 31, 2023.

Non-GAAP Financial Measures

We consider the following non-GAAP financial measures useful to investors as key supplemental measures of our performance: (1) FFO, (2) Adjusted FFO, (3) EBITDA, (4) EBITDA*re* and (5) Adjusted EBITDA. These non-GAAP financial measures should be considered along with, but not as alternatives to, net income as a measure of our operating performance. FFO, Adjusted FFO, EBITDA, EBITDA*re,* and Adjusted EBITDA, as calculated by us, may not be comparable to FFO, Adjusted FFO, EBITDA, EBITDA*re* and Adjusted EBITDA as reported by other companies that do not define such terms exactly as we define such terms.

Funds From Operations

We calculate FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"), which defines FFO as net income or loss, excluding gains or losses from

sales of real estate, impairment, the cumulative effect of changes in accounting principles, plus depreciation and amortization, and adjustments for unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most real estate industry investors consider FFO to be helpful in evaluating a real estate company's operations. We believe that the presentation of FFO provides useful information to investors regarding our operating performance and can facilitate comparisons of operating performance between periods and between REITs, even though FFO does not represent an amount that accrues directly to common shareholders. Our calculation of FFO may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or do not calculate FFO per diluted share in accordance with NAREIT guidance. Additionally, FFO may not be helpful when comparing us to non-REITs. We present FFO attributable to common shareholders, which includes our OP units, because our OP units may be redeemed for common shares. We believe it is meaningful for the investor to understand FFO attributable to all common shares and OP units.

We further adjust FFO for certain additional items that are not in NAREIT's definition of FFO, such as transaction costs, pre-opening costs, gains or losses on extinguishment of indebtedness, amortization of share-based compensation, non-cash income tax expense or benefit, non-cash interest expense related to discontinued interest rate hedges, derivative gains or losses in accumulated other comprehensive income reclassified to earnings, and certain other income or expenses that we consider outside the normal course of operations. We believe that Adjusted FFO provides useful supplemental information to investors regarding our ongoing operating performance that, when considered with net income and FFO, is beneficial to an investor's understanding of our operating performance.

The following table is a reconciliation of our GAAP net income to FFO attributable to common shareholders and unitholders and Adjusted FFO attributable to common shareholders and unitholders for the years ended December 31, 2024 and 2023 (in thousands):

	For the year ended December 31,	
	2024	2023
Net income	$ 68,191	$ 76,617
Preferred dividends	(25,115)	(25,115)
Depreciation and amortization	179,431	179,103
(Gain) loss on sale of hotel properties, net	(8,262)	34
Noncontrolling interest in consolidated joint ventures	45	35
Adjustments related to consolidated joint venture[1]	(187)	(175)
Adjustments related to unconsolidated joint venture[2]	912	941
FFO	215,015	231,440
Transaction costs	320	223
Pre-opening costs[3]	1,335	1,351
Loss on extinguishment of indebtedness, net	129	169
Amortization of share-based compensation	20,804	24,285
Non-cash income tax expense (benefit)	10	(5)
Non-cash interest expense related to discontinued interest rate hedges	1,592	1,929
Other expenses[4]	2,641	996
Adjusted FFO	$241,846	$260,388

---

(1) Includes depreciation and amortization expense allocated to the noncontrolling interest in the consolidated joint venture.

(2) Includes our ownership interest in the depreciation and amortization expense of the unconsolidated joint venture.

(3) Represents expenses related to the brand conversions of certain hotel properties prior to opening.

(4) Represents expenses and income outside of the normal course of operations.

EBITDA and EBITDA*re*

EBITDA is defined as net income or loss excluding: (1) interest expense; (2) provision for income taxes, including income taxes applicable to sales of assets; and (3) depreciation and amortization expense. We consider EBITDA useful to an investor in evaluating and facilitating comparisons of our operating performance between periods and between REITs by removing the impact of our capital structure (primarily interest expense) and asset base (primarily depreciation and amortization expense) from our operating results. In addition, EBITDA is used as one measure in determining the value of hotel acquisitions and disposals.

In addition to EBITDA, we present EBITDA*re* in accordance with NAREIT guidelines, which defines EBITDA*re* as net income or loss excluding interest expense, income tax benefit or expense, depreciation and amortization expense, gains or losses from sales of real estate, impairment, and adjustments for unconsolidated joint ventures. We believe that the presentation of EBITDA*re* provides useful information to investors regarding our operating performance and can facilitate comparisons of operating performance between periods and between REITs.

We also present Adjusted EBITDA, which includes additional adjustments for items such as transaction costs, pre-opening costs, gains or losses on extinguishment of indebtedness, amortization of share-based compensation, derivative gains or losses in accumulated other comprehensive income reclassified to earnings, and certain other income or expenses that we consider outside the normal course of operations. We believe that Adjusted EBITDA provides useful supplemental information to investors regarding our ongoing operating performance that, when considered with net income, EBITDA and EBITDA*re*, is beneficial to an investor's understanding of our operating performance.

The following table is a reconciliation of our GAAP net income to EBITDA, EBITDA*re* and Adjusted EBITDA for the years ended December 31, 2024 and 2023 (in thousands):

	For the year ended December 31,	
	2024	2023
Net income	$ 68,191	$ 76,617
Depreciation and amortization	179,431	179,103
Interest expense, net of interest income	94,044	79,064
Income tax expense	1,599	1,256
Adjustments related to unconsolidated joint venture[1]	1,390	1,374
EBITDA	344,655	337,414
(Gain) loss on sale of hotel properties, net	(8,262)	34
EBITDA*re*	336,393	337,448
Transaction costs	320	223
Pre-opening costs[2]	1,335	1,351
Loss on extinguishment of indebtedness, net	129	169
Amortization of share-based compensation	20,804	24,285
Other expenses[3]	2,641	996
Adjusted EBITDA	$361,622	$364,472

_____

(1) Includes our ownership interest in the interest, depreciation, and amortization expense of the unconsolidated joint venture.

(2) Represents expenses related to the brand conversions of certain hotel properties prior to opening.

(3) Represents expenses and income outside of the normal course of operations.

Liquidity and Capital Resources

As of December 31, 2024, we had $433.3 million of cash, cash equivalents, and restricted cash reserves as compared to $555.3 million at December 31, 2023. In addition, we had $500.0 million available on our Revolver at December 31, 2024.

Our principal uses of capital for the year ended December 31, 2024 were our acquisition of a fee simple interest in our Wyndham Boston Beacon Hill hotel property, the purchase of a hotel property, capital improvements and additions to hotel properties, repayment of a portion of our Revolver, repayments of a Term Loan and a mortgage loan, the repurchase of common shares under our share repurchase programs, and distributions on common and preferred shares. Our principal sources of capital for the year ended December 31, 2024 were cash generated from operations, the sales of two hotel properties, and borrowings under our Revolver and on a new Term Loan.

Material Cash Requirements

Our expected material cash requirements for the twelve months ending 2025 and thereafter are comprised of (i) contractually obligated expenditures; and (ii) other essential cash requirements as follows:

Contractually Obligated Expenditures

We are party to various contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Our material short and long-term cash commitments primarily consist of debt obligations and ground lease payments related to certain of our hotel properties.

As of December 31, 2024, we had approximately $2.2 billion in debt outstanding with a weighted average interest rate of 4.58%, of which $181.0 million is scheduled to become due in the succeeding 12 months, excluding extension options. As of December 31, 2024, our total future minimum lease payments were $580.1 million, of which $9.7 million is scheduled to become due in the succeeding 12 months. For details regarding our indebtedness and lease obligations, refer to Note 7, Debt, and Note 10, Commitments and Contingencies, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Other Essential Cash Requirements

Our other short-term cash requirements consist primarily of the funds necessary to pay for operating expenses and other expenditures directly associated with our hotel properties, including:

- recurring maintenance and capital expenditures necessary to maintain our hotel properties in accordance with brand standards and capital expenditures required for hotel brand conversions;

- distributions, including those necessary to qualify for taxation as a REIT; and

- corporate and other general and administrative expenses.

We expect to meet our short-term cash requirements generally through the net cash provided by operations, existing cash balances, short-term borrowings under our Revolver, proceeds from the sale of hotel properties, proceeds from financings, and proceeds from public offerings of common shares.

Our other long-term cash requirements consist primarily of the funds necessary to pay for costs of acquiring additional hotel properties, renovations and other capital expenditures that need to be made periodically with respect to our hotel properties, and any other value enhancing projects.

Sources and Uses of Cash

Cash flows from Operating Activities

The net cash flow provided by operating activities totaled $285.4 million and $315.1 million for the years ended December 31, 2024 and 2023, respectively. The cash flows provided by operating activities

generally consist of the net cash generated by our hotel operations, cash paid for corporate expenses and other working capital changes. Refer to the "Results of Operations" section for further discussion of our operating results for the years ended December 31, 2024 and 2023.

Cash flows from Investing Activities

The net cash flow used in investing activities totaled $275.7 million for the year ended December 31, 2024 primarily due to a $122.8 million acquisition of a fee simple interest in our Wyndham Boston Beacon Hill hotel property, a $35.9 million acquisition of a hotel property, and $136.5 million in capital improvements and additions to our hotel properties and other assets. The net cash flow used in investing activities was partially offset by $19.5 million in proceeds from the sales of two hotel properties.

The net cash flow used in investing activities totaled $134.7 million for the year ended December 31, 2023 primarily due to $132.3 million in capital improvements and additions to our hotel properties and other assets and a purchase deposit of $2.4 million.

Cash flows from Financing Activities

The net cash flow used in financing activities totaled $131.7 million for the year ended December 31, 2024. The sources of cash included $500.0 million in borrowings on a Term Loan and $200.0 million in borrowings on our Revolver. The uses of cash included $400.0 million in repayment of a Term Loan, $200.0 million in repayment of a maturing mortgage loan, $100.0 million in repayment of our Revolver, $22.0 million paid to repurchase common shares under our share repurchase programs, $95.3 million in distributions to shareholders and unitholders, $9.0 million paid to repurchase common shares to satisfy employee tax withholding requirements, and $5.4 million in deferred financing cost payments.

The net cash flow used in financing activities totaled $161.5 million for the year ended December 31, 2023 primarily due to $76.0 million paid to repurchase common shares under our share repurchase programs, $74.5 million in distributions to shareholders and unitholders, $4.4 million paid to repurchase common shares to satisfy employee tax withholding requirements, and $7.9 million in deferred financing cost payments.

Capital Expenditures and Reserve Funds

We maintain each of our hotel properties in good repair and condition and in conformity with applicable laws and regulations, franchise agreements and management agreements. The cost of routine improvements and alterations are paid out of FF&E reserves, which are funded by a portion of each hotel property's gross revenues. Routine capital expenditures may be administered by the property management companies. However, we have approval rights over the capital expenditures as part of the annual budget process for each of our hotel properties.

From time to time, certain of our hotel properties may undergo renovations as a result of our decision to upgrade portions of the hotels, such as guestrooms, public space, meeting space, and/or restaurants, in order to better compete with other hotels and alternative lodging options in our markets. In addition, upon acquisition of a hotel property we often are required to complete a property improvement plan in order to bring the hotel up to the respective franchisor's standards. If permitted by the terms of the management agreement, funding for a renovation will first come from the FF&E reserves. To the extent that the FF&E reserves are not available or sufficient to cover the cost of the renovation, we will fund all or the remaining portion of the renovation with cash and cash equivalents on hand, our Revolver and/or other sources of available liquidity.

With respect to some of our hotels that are operated under franchise agreements with major national hotel brands and for some of our hotels subject to first mortgage liens, we are obligated to maintain FF&E reserve accounts for future capital expenditures at these hotels. The amount funded into each of these reserve accounts is generally determined pursuant to the management agreements, franchise agreements and/or mortgage loan documents for each of the respective hotels, and typically ranges between 3.0% and 5.0% of the respective hotel's total gross revenue. As of December 31, 2024, approximately $23.5 million was held in FF&E reserve accounts for future capital expenditures.

Critical Accounting Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. We consider our accounting policies over impairment and purchase price allocation to be our critical accounting estimates. See Note 2 to our consolidated financial statements for further descriptions of such accounting policies. We have set forth below the accounting policies that we believe require material subjective or complex judgments and have the most significant impact on our financial condition and results of operations. It is possible that the actual amounts may differ significantly from these estimates and assumptions. We evaluate our estimates, assumptions and judgments on an ongoing basis, based on information that is available to us, our business and industry experience, and various other matters that we believe are reasonable and appropriate for consideration under the circumstances.

Impairment

We assess the carrying value of our investments in hotel properties whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Hotel property recoverability is measured by comparing the carrying amount to the projected undiscounted future cash flows expected to be generated from the operation and the eventual disposition of the hotel properties over the estimated hold period, which take into account current market conditions and our intent with respect to holding or disposing of the hotel properties. If our analysis indicates that the carrying value is not recoverable on a projected undiscounted cash flow basis, we will recognize an impairment loss for the amount by which the carrying value exceeds the fair value. The determination of fair value is subjective and is based in part on assumptions and estimates that could differ materially from actual results in future periods. The fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions, third-party appraisals, the net sales proceeds from pending offers, or the net sales proceeds from transactions that closed subsequent to the end of the reporting period. The use of projected future cash flows is based on assumptions that are consistent with a market participant's future expectations for the travel industry and the economy in general, including discount rates, sales proceeds in the reversion year, average daily rates, Occupancy rates, operating expenses and capital expenditures, and our intent with respect to holding or disposing of the underlying hotel properties. Fair value may also be based on assumptions including, but not limited to, room revenue multiples and comparable sales adjusted for capital expenditures, if necessary.

Purchase Price Allocation

Our acquisitions generally consist of land, land improvements, buildings, building improvements, furniture, fixtures and equipment, inventory, and assumed debt. We allocate the purchase price among the assets acquired and the liabilities assumed based on their respective fair values at the date of acquisition. We estimate the fair values of the assets acquired and the liabilities assumed by using a combination of the market, cost and income approaches. We determine the fair value by using market data and independent appraisals available to us and making numerous estimates and assumptions, such as estimates of future income growth, replacement cost per unit, value per acre or buildable square foot, capitalization rates, discount rates, borrowing rates, market rental rates, capital expenditures and cash flow projections at the respective hotel properties. The determination of fair value is subjective and is based in part on assumptions and estimates that could differ materially from actual results in future periods.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk includes the risks that arise from changes in interest rates, equity prices and other market changes that affect market sensitive instruments. Our primary market risk exposure is to changes in interest rates on our variable rate debt. As of December 31, 2024, we had approximately $1.2 billion of total variable rate debt outstanding (or 54.1% of total indebtedness) with a weighted-average interest rate of 5.15% per annum.

Our interest rate risk objectives are to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we manage our exposure to

fluctuations in market interest rates through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable. We have entered into derivative financial instruments such as interest rate swaps to mitigate our interest rate risk or to effectively lock the interest rate on a portion of our variable rate debt. We do not enter into derivative or interest rate transactions for speculative purposes. After taking into consideration the effect of interest rate swaps, 69.5% of our total indebtedness was fixed or effectively fixed. As of December 31, 2024, if market interest rates on our variable rate debt not subject to interest rate swaps were to increase by 1.00%, or 100 basis points, interest expense would decrease future earnings and cash flows by approximately $6.8 million annually, taking into account our existing contractual hedging arrangements.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations outstanding as of December 31, 2024, the following table presents the principal repayments and related weighted-average interest rates by contractual maturity dates, excluding extension options (in thousands):

	2025	2026	2027	2028	2029	Thereafter	Total
Fixed rate debt[(1)(2)]	$ —	$500,000	$ —	$ —	$525,000	$ —	$1,025,000
Weighted-average interest rate	—%	3.75%	—%	—%	4.05%	—%	3.90%
Variable rate debt[(1)]	$181,000	$425,000	$600,000	$ —	$ —	$ —	$1,206,000
Weighted-average interest rate[(3)]	4.70%	5.66%	4.92%	—%	—%	—%	5.15%
Total	$181,000	$925,000	$600,000	$ —	$525,000	$ —	$2,231,000

(1) Excludes $6.0 million, $6.3 million and $0.1 million of net deferred financing costs on the senior notes, Term Loans and mortgage loans, respectively.

(2) Excludes a $1.5 million fair value adjustment on debt.

(3) The weighted-average interest rate gives effect to interest rate swaps, as applicable.

Our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during future periods, prevailing interest rates, and our hedging strategies at that time.

Changes in market interest rates on our fixed rate debt impact the fair value of our debt, but such changes have no impact on our consolidated financial statements. As of December 31, 2024, the estimated fair value of our fixed rate debt was $962.2 million, which was based on having the same debt service requirements that could have been borrowed at the date presented, at prevailing current market interest rates. If interest rates were to rise by 1.00%, or 100 basis points, and our fixed rate debt balance remained constant, we expect the fair value of our debt would decrease by approximately $26.8 million.

Item 8.   Financial Statements and Supplementary Data

Refer to the Index to Financial Statements on page F-1.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as required by paragraph (b) of Rules 13a-15 and 15d-15 of the Exchange Act. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of December 31,

2024, the Company's disclosure controls and procedures were effective to ensure that the information we are required to disclose in reports filed or submitted with the Securities and Exchange Commission (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework (2013)*. Based on this assessment, management has concluded that, as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15 and 15d-15 of the Exchange Act) during the period ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other information

Rule 10b5-1 Trading Plans

During the three months ended December 31, 2024, none of the Company's trustees or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by trustees, officers, and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. In addition, it is our policy to comply with applicable securities and state laws, including insider trading laws, when engaging in transactions of our securities. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The other information called for by this Item is contained in our definitive Proxy Statement for our 2025 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 11.   Executive Compensation

The information called for by this Item is contained in our definitive Proxy Statement for our 2025 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information called for by this Item is contained in our definitive Proxy Statement for our 2025 Annual Meeting of Shareholders, or in Item 5 of this Annual Report on Form 10-K for the year ended December 31, 2024, and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information called for by this Item is contained in our definitive Proxy Statement for our 2025 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

The information called for by this Item is contained in our definitive Proxy Statement for our 2025 Annual Meeting of Shareholders, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following is a list of documents filed as a part of this report:

(1) Financial Statements — Refer to the Index to Financial Statements on page F-1

(2) Financial Statement Schedules — The following financial statement schedule is included herein on pages F-40 through F-44:

Schedule III — Real Estate and Accumulated Depreciation for RLJ Lodging Trust

All other schedules for which a provision is made in Regulation S-X are either not required to be included herein under the related instructions, are inapplicable, or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

(3) Exhibits — The exhibits required to be filed by Item 601 of Regulation S-K are noted below:

Exhibit Number	Description of Exhibit
3.1	Articles of Amendment and Restatement of Declaration of Trust of RLJ Lodging Trust (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to the Registrant's Registration Statement on Form S-11 (File No. 333-172011) filed on May 5, 2011)
3.2	Articles of Amendment to Articles of Amendment and Restatement of Declaration of Trust of RLJ Lodging Trust (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on May 7, 2015)
3.3	Articles of Amendment to Articles of Amendment and Restatement of Declaration of Trust of RLJ Lodging Trust (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on May 5, 2016)
3.4	Articles Supplementary to Articles of Amendment and Restatement of Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on February 26, 2015)
3.5	Articles Supplementary designating RLJ Lodging Trust's $1.95 Series A Cumulative Convertible Preferred Shares, par value $0.01 per share (incorporated by reference to Exhibit 3.5 to the Registrant's Form 8-A filed on August 30, 2017)
3.6	Third Amended and Restated Bylaws of RLJ Lodging Trust (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on May 5, 2016)
4.1	Form of Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-11/A (File. No. 333-172011) filed on April 29, 2011)
4.2	Form of stock certificate evidencing the $1.95 Series A Cumulative Convertible Preferred Shares, par value $0.01 per share (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-A filed on August 30, 2017)
4.3	Registration Rights Agreement, dated May 16, 2011, by and among RLJ Lodging Trust and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 19, 2011)
4.4	Registration Rights Agreement, dated May 16, 2011, by and among RLJ Lodging Trust and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 19, 2011)
4.5	Indenture, dated as of June 17, 2021, among RLJ Lodging Trust, RLJ Lodging Trust, L.P., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 17, 2021)
4.6	Indenture, dated as of September 13, 2021, among RLJ Lodging Trust, RLJ Lodging Trust, L.P., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 16, 2021)
4.7	Description of Registered Securities
10.1	Amended and Restated Agreement of Limited Partnership, dated May 13, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 19, 2011)
10.2	Amendment No. 1 to Amended and Restated Agreement of Limited Partnership, dated August 31, 2017 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 1, 2017)

Exhibit Number	Description of Exhibit
10.3*	Indemnification Agreement, dated May 16, 2011, between RLJ Lodging Trust and Evan Bayh (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on May 19, 2011)
10.4*	Indemnification Agreement, dated May 16, 2011, between RLJ Lodging Trust and Nathaniel Davis (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on May 19, 2011)
10.5*	Indemnification Agreement, dated May 16, 2011, between RLJ Lodging Trust and Leslie D. Hale (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on May 19, 2011)
10.6*	Indemnification Agreement, dated May 16, 2011, between RLJ Lodging Trust and Robert L. Johnson (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed on May 19, 2011)
10.7*	Indemnification Agreement, dated May 16, 2011, between RLJ Lodging Trust and Robert M. La Forgia (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed on May 19, 2011)
10.8	RLJ Lodging Trust 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2021)
10.9*	Form of Restricted Share Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2021)
10.10*	Form of Performance Share Unit Agreement (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2021)
10.11*	Amended and Restated Employment Agreement, dated as of February 18, 2025, by and among RLJ Lodging Trust, RLJ Lodging Trust, L.P. and Robert L. Johnson (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 19, 2025)
10.12*	Employment Agreement, dated as of March 29, 2023, by and among RLJ Lodging Trust, RLJ Lodging Trust, L.P. and Leslie D. Hale (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 4, 2023)
10.13*	Second Amended and Restated Employment Agreement, dated as of November 1, 2024, by and among RLJ Lodging Trust, RLJ Lodging Trust, L.P. and Sean M. Mahoney (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2024)
10.14*	Second Amended and Restated Employment Agreement, dated as of December 20, 2024, by and among RLJ Lodging Trust, RLJ Lodging Trust, L.P. and Thomas Bardenett (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 23, 2024)
10.15*	Employment Agreement, dated as of April 27, 2023, by and among RLJ Lodging Trust, RLJ Lodging Trust, L.P. and Chad Perry (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed on February 27, 2024)
10.16†	Fifth Amended and Restated Credit Agreement, dated as of September 24, 2024, by and among RLJ Lodging Trust, L.P., RLJ Lodging Trust, Wells Fargo Bank National Association, as Administrative Agent and a lender, and the other agents and lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 30, 2024)
10.17	Fifth Amended and Restated Guaranty, dated as of September 24, 2024, by and among RLJ Lodging Trust, certain subsidiaries of RLJ Lodging Trust party thereto and Wells Fargo Bank National Association, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 30, 2024)

Exhibit Number	Description of Exhibit	
19.1**	RLJ Lodging Trust Second Amended and Restated Policy on Inside Information and Insider Trading	
21.1**	List of subsidiaries of RLJ Lodging Trust	
23.1**	Consent of PricewaterhouseCoopers LLP	
31.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
97.1	RLJ Lodging Trust Amended and Restated Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K filed on February 27, 2024)	
101.INS	Inline XBRL Instance Document	Submitted electronically with this report
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Submitted electronically with this report
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document	Submitted electronically with this report
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Submitted electronically with this report
101.LAB	Inline XBRL Taxonomy Label Linkbase Document	Submitted electronically with this report
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document	Submitted electronically with this report
104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)	

---

*   This exhibit is a management contract or compensatory plan contract or arrangement.

†   RLJ Lodging Trust has omitted certain schedules and exhibits pursuant to Item 601(a) of Regulation S-K and shall furnish supplementally to the SEC copies of any of the omitted schedules and exhibits upon request by the SEC.

**   Filed herewith

Item 16. Form 10-K Summary

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 26, 2025.

**RLJ LODGING TRUST**

By: /s/ LESLIE D. HALE

Leslie D. Hale

President and Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT L. JOHNSON Robert L. Johnson	Executive Chairman and Trustee	February 26, 2025
/s/ LESLIE D. HALE Leslie D. Hale	President and Chief Executive Officer and Trustee (Principal Executive Officer)	February 26, 2025
/s/ SEAN M. MAHONEY Sean M. Mahoney	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2025
/s/ CHRISTOPHER A. GORMSEN Christopher A. Gormsen	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 26, 2025
/s/ EVAN BAYH Evan Bayh	Trustee	February 26, 2025
/s/ ARTHUR R. COLLINS Arthur R. Collins	Trustee	February 26, 2025
/s/ NATHANIEL A. DAVIS Nathaniel A. Davis	Trustee	February 26, 2025
/s/ PATRICIA L. GIBSON Patricia L. Gibson	Trustee	February 26, 2025
/s/ ROBERT M. LA FORGIA Robert M. La Forgia	Trustee	February 26, 2025

Signature	Title	Date
/s/ ROBERT J. MCCARTHY Robert J. McCarthy	Trustee	February 26, 2025
/s/ ROBIN M. ZEIGLER Robin M. Zeigler	Trustee	February 26, 2025

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

RLJ Lodging Trust:

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of RLJ Lodging Trust

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of RLJ Lodging Trust and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit

preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment of Investment in Hotel Properties

As described in Note 3 to the consolidated financial statements, as of December 31, 2024, investment in hotel properties totaled $4.25 billion and there were no impairment losses recorded during the year ended December 31, 2024. As described in Note 2 to the consolidated financial statements, management assesses the carrying value of its investments in hotel properties whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The recoverability is measured by comparing the carrying amount to the projected undiscounted future cash flows expected to be generated from the operation and the eventual disposition of the hotel properties over the estimated hold period, which takes into account current market conditions and management's intent with respect to holding or disposing of the hotel properties. If management's analysis indicates that the carrying value is not recoverable on a projected undiscounted cash flow basis, the Company will recognize an impairment loss for the amount by which the carrying value exceeds the fair value.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investment in hotel properties is a critical audit matter are (i) the significant judgment by management to identify events or changes in circumstances indicating that the carrying amounts may not be recoverable and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures related to management's identification of events or changes in circumstances indicating that the carrying amounts may not be recoverable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment assessment of investment in hotel properties, including controls over management's identification of events or changes in circumstances indicating that the carrying amounts may not be recoverable. These procedures also included, among others, (i) testing management's process for identifying investment in hotel properties to be evaluated for impairment, (ii) evaluating events or changes in circumstances that indicate that the carrying amounts may not be recoverable, including, among others, performance of the hotel properties and indicators of changes in hold period for hotel properties, (iii) testing the completeness and accuracy of underlying data used in the evaluation, and (iv) considering whether the information used in the evaluation was consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

Washington, District of Columbia
February 26, 2025

We have served as the Company's auditor since 2001.

RLJ Lodging Trust

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets		
Investment in hotel properties, net	$ 4,250,524	$ 4,136,216
Investment in unconsolidated joint ventures	7,457	7,398
Cash and cash equivalents	409,809	516,675
Restricted cash reserves	23,516	38,652
Hotel and other receivables, net of allowance of $169 and $265, respectively	25,494	26,163
Lease right-of-use assets	128,111	136,140
Prepaid expense and other assets	38,968	58,051
Total assets	$ 4,883,879	$ 4,919,295
Liabilities and Equity		
Debt, net	$ 2,220,081	$ 2,220,778
Accounts payable and other liabilities	154,643	147,819
Advance deposits and deferred revenue	40,242	32,281
Lease liabilities	119,102	122,588
Accrued interest	20,900	22,539
Distributions payable	30,634	22,500
Total liabilities	2,585,602	2,568,505
Commitments and Contingencies (Note 10)		
Equity		
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value, 50,000,000 shares authorized		
Series A Cumulative Convertible Preferred Shares, $0.01 par value, 12,950,000 shares authorized; 12,879,475 shares issued and outstanding, liquidation value of $328,266, at December 31, 2024 and 2023	366,936	366,936
Common shares of beneficial interest, $0.01 par value, 450,000,000 shares authorized; 153,295,577 and 155,297,829 shares issued and outstanding at December 31, 2024 and 2023, respectively	1,533	1,553
Additional paid-in capital	2,992,487	3,000,894
Accumulated other comprehensive income	13,788	22,662
Distributions in excess of net earnings	(1,090,186)	(1,055,183)
Total shareholders' equity	2,284,558	2,336,862
Noncontrolling interest:		
Noncontrolling interest in consolidated joint ventures	7,589	7,634
Noncontrolling interest in the Operating Partnership	6,130	6,294
Total noncontrolling interest	13,719	13,928
Total equity	2,298,277	2,350,790
Total liabilities and equity	$ 4,883,879	$ 4,919,295

The accompanying notes are an integral part of these consolidated financial statements.

RLJ Lodging Trust

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands, except share and per share data)

	For the year ended December 31,		
	2024	**2023**	**2022**
Revenues			
Operating revenues			
Room revenue	$ 1,121,586	$ 1,095,028	$ 1,002,454
Food and beverage revenue	153,108	141,625	117,027
Other revenue	94,746	88,924	74,181
Total revenues	1,369,440	1,325,577	1,193,662
Expenses			
Operating expenses			
Room expense	288,567	277,058	253,441
Food and beverage expense	117,766	109,707	87,402
Management and franchise fee expense	107,978	107,417	95,565
Other operating expenses	363,631	340,485	308,000
Total property operating expenses	877,942	834,667	744,408
Depreciation and amortization	179,431	179,103	184,875
Property tax, insurance and other	107,043	100,229	86,996
General and administrative	54,804	58,998	56,330
Transaction costs	320	223	(345)
Total operating expenses	1,219,540	1,173,220	1,072,264
Other income, net	5,342	4,364	9,496
Interest income	17,314	19,743	4,559
Interest expense	(111,358)	(98,807)	(93,155)
Gain (loss) on sale of hotel properties, net	8,262	(34)	1,017
Loss on extinguishment of indebtedness, net	(129)	(169)	(39)
Income before equity in income from unconsolidated joint ventures	69,331	77,454	43,276
Equity in income from unconsolidated joint ventures	459	419	457
Income before income tax expense	69,790	77,873	43,733
Income tax expense	(1,599)	(1,256)	(1,518)
Net income	68,191	76,617	42,215
Net loss (income) attributable to noncontrolling interests:			
Noncontrolling interest in consolidated joint ventures	45	35	(210)
Noncontrolling interest in the Operating Partnership	(215)	(247)	(80)
Net income attributable to RLJ	68,021	76,405	41,925
Preferred dividends	(25,115)	(25,115)	(25,115)
Net income attributable to common shareholders	$ 42,906	$ 51,290	$ 16,810
Basic per common share data:			
Net income per share attributable to common shareholders	$ 0.27	$ 0.32	$ 0.10
Weighted-average number of common shares	152,856,036	155,928,663	161,947,807
Diluted per common share data:			
Net income per share attributable to common shareholders	$ 0.27	$ 0.32	$ 0.10
Weighted-average number of common shares	153,475,921	156,556,414	162,292,865
Comprehensive income:			
Net income	$ 68,191	$ 76,617	$ 42,215
Unrealized (loss) gain on interest rate derivatives	(8,874)	(17,929)	63,570
Reclassification of unrealized gains on discontinued cash flow hedges to other income, net	—	—	(5,866)
Comprehensive income	59,317	58,688	99,919
Comprehensive loss (income) attributable to noncontrolling interests:			
Noncontrolling interest in consolidated joint ventures	45	35	(210)
Noncontrolling interest in the Operating Partnership	(215)	(247)	(80)
Comprehensive income attributable to RLJ	$ 59,147	$ 58,476	$ 99,629

The accompanying notes are an integral part of these consolidated financial statements.

RLJ Lodging Trust

Consolidated Statements of Changes in Equity

(Amounts in thousands, except share data)

	Shareholders' Equity							Noncontrolling Interest		
	Preferred Stock		Common Stock			Distributions in Excess of Net Earnings	Accumulated Other Comprehensive (Loss) Income	Operating Partnership	Consolidated Joint Ventures	Total Equity
	Shares	Amount	Shares	Par Value	Additional Paid-in Capital					
Balance at December 31, 2021	12,879,475	$366,936	166,503,062	$1,665	$3,092,883	$(1,046,739)	$(17,113)	$6,316	$ 9,919	$2,413,867
Net income	—	—	—	—	—	41,925	—	80	210	42,215
Unrealized gain on interest rate derivatives	—	—	—	—	—	—	63,570	—	—	63,570
Reclassification of unrealized gains on discontinued cash flow hedges to other income, net	—	—	—	—	—	—	(5,866)	—	—	(5,866)
Issuance of restricted stock	—	—	702,993	7	(7)	—	—	—	—	—
Amortization of share-based compensation	—	—	—	—	23,267	—	—	—	—	23,267
Shares acquired to satisfy minimum required federal and state tax withholding on vesting restricted stock	—	—	(260,841)	(3)	(3,595)	—	—	—	—	(3,598)
Shares acquired as part of a share repurchase program	—	—	(4,907,094)	(49)	(57,590)	—	—	—	—	(57,639)
Forfeiture of restricted stock	—	—	(34,587)	—	—	—	—	—	—	—
Contributions from consolidated joint venture partners	—	—	—	—	—	—	—	—	154	154
Distribution to consolidated joint venture partners	—	—	—	—	—	—	—	—	(2,614)	(2,614)
Distributions on preferred shares	—	—	—	—	—	(25,115)	—	—	—	(25,115)
Distributions on common shares and units	—	—	—	—	—	(19,512)	—	(83)	—	(19,595)
Balance at December 31, 2022	12,879,475	$366,936	162,003,533	$1,620	$3,054,958	$(1,049,441)	$ 40,591	$6,313	$ 7,669	$2,428,646

The accompanying notes are an integral part of these consolidated financial statements.

RLJ Lodging Trust

Consolidated Statements of Changes in Equity

(Amounts in thousands, except share data)

	Shareholders' Equity							Noncontrolling Interest		
	Preferred Stock		Common Stock			Distributions in Excess of Net Earnings	Accumulated Other Comprehensive Income	Operating Partnership	Consolidated Joint Ventures	Total Equity
	Shares	Amount	Shares	Par Value	Additional Paid-in Capital					
Balance at December 31, 2022	12,879,475	$366,936	162,003,533	$1,620	$3,054,958	$(1,049,441)	$ 40,591	$6,313	$7,669	$2,428,646
Net income (loss)	—	—	—	—	—	76,405	—	247	(35)	76,617
Unrealized loss on interest rate derivatives	—	—	—	—	—	—	(17,929)	—	—	(17,929)
Issuance of restricted stock	—	—	1,190,961	12	(12)	—	—	—	—	—
Amortization of share-based compensation	—	—	—	—	26,243	—	—	—	—	26,243
Shares acquired to satisfy minimum required federal and state tax withholding on vesting restricted stock	—	—	(407,205)	(4)	(4,394)	—	—	—	—	(4,398)
Shares acquired as part of a share repurchase program	—	—	(7,463,632)	(75)	(75,901)	—	—	—	—	(75,976)
Forfeiture of restricted stock	—	—	(25,828)	—	—	—	—	—	—	—
Distributions on preferred shares	—	—	—	—	—	(25,115)	—	—	—	(25,115)
Distributions on common shares and units	—	—	—	—	—	(57,032)	—	(266)	—	(57,298)
Balance at December 31, 2023	12,879,475	$366,936	155,297,829	$1,553	$3,000,894	$(1,055,183)	$ 22,662	$6,294	$7,634	$2,350,790

The accompanying notes are an integral part of these consolidated financial statements.

RLJ Lodging Trust

Consolidated Statements of Changes in Equity

(Amounts in thousands, except share data)

	Shareholders' Equity							**Noncontrolling Interest**		
	Preferred Stock		**Common Stock**			**Distributions in Excess of Net Earnings**	**Accumulated Other Comprehensive Income**		**Consolidated**	
	Shares	**Amount**	**Shares**	**Par Value**	**Additional Paid-in Capital**			**Operating Partnership**	**Joint Ventures**	**Total Equity**
Balance at December 31, 2023	12,879,475	$366,936	155,297,829	$1,553	$3,000,894	$(1,055,183)	$22,662	$6,294	$7,634	$2,350,790
Net income (loss)	—	—	—	—	—	68,021	—	215	(45)	68,191
Unrealized loss on interest rate derivatives	—	—	—	—	—	—	(8,874)	—	—	(8,874)
Issuance of restricted stock	—	—	1,178,779	11	(11)	—	—	—	—	—
Amortization of share-based compensation	—	—	—	—	22,585	—	—	—	—	22,585
Shares acquired to satisfy minimum required federal and state tax withholding on vesting restricted stock	—	—	(807,917)	(8)	(9,006)	—	—	—	—	(9,014)
Shares acquired as part of a share repurchase program	—	—	(2,342,190)	(23)	(21,975)	—	—	—	—	(21,998)
Forfeiture of restricted stock	—	—	(30,924)	—	—	—	—	—	—	—
Distributions on preferred shares	—	—	—	—	—	(25,115)	—	—	—	(25,115)
Distributions on common shares and units	—	—	—	—	—	(77,909)	—	(379)	—	(78,288)
Balance at December 31, 2024	12,879,475	$366,936	153,295,577	$1,533	$2,992,487	$(1,090,186)	$13,788	$6,130	$7,589	$2,298,277

The accompanying notes are an integral part of these consolidated financial statements.

RLJ Lodging Trust

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the year ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income	$ 68,191	$ 76,617	$ 42,215
Adjustments to reconcile net income to cash flow provided by operating activities:			
(Gain) loss on sale of hotel properties, net	(8,262)	34	(1,017)
Loss on extinguishment of indebtedness, net	129	169	39
Depreciation and amortization	179,431	179,103	184,875
Amortization of deferred financing costs	6,623	6,100	5,967
Non-cash lease expense and other amortization	5,507	4,960	3,265
Reclassification of unrealized gains on discontinued cash flow hedges to other income, net	—	—	(5,866)
Equity in income from unconsolidated joint ventures	(459)	(419)	(457)
Distributions of income from unconsolidated joint ventures	400	—	—
Amortization of share-based compensation	20,804	24,285	21,664
Changes in assets and liabilities:			
Hotel and other receivables, net	651	12,365	(7,563)
Prepaid expense and other assets	4,240	12,648	(4,665)
Accounts payable and other liabilities	1,906	(11,064)	13,146
Advance deposits and deferred revenue	7,897	8,512	3,319
Accrued interest	(1,639)	1,832	1,597
Net cash flow provided by operating activities	285,419	315,142	256,519
Cash flows from investing activities			
Acquisitions, net	(158,749)	—	(59,308)
Proceeds from sales of hotel properties, net	19,503	—	48,075
Purchase deposit	—	(2,400)	—
Improvements and additions to hotel properties and other assets	(136,484)	(132,349)	(124,282)
Net cash flow used in investing activities	(275,730)	(134,749)	(135,515)
Cash flows from financing activities			
Borrowings under Revolver	200,000	—	—
Repayments of Revolver	(100,000)	—	(200,000)
Borrowings on Term Loans	500,000	320,000	5,000
Repayments of Term Loans	(400,000)	(318,662)	—
Repayment of mortgage loan	(200,000)	—	—
Repurchase of common shares under share repurchase programs	(21,998)	(75,976)	(57,639)
Repurchase of common shares to satisfy employee tax withholding requirements	(9,014)	(4,398)	(3,598)
Distributions on preferred shares	(25,115)	(25,115)	(25,115)
Distributions on common shares	(69,814)	(49,194)	(13,288)
Distributions on Operating Partnership units	(340)	(225)	(54)
Payments of deferred financing costs	(5,410)	(7,882)	(1,333)
Contributions from consolidated joint venture partners	—	—	154
Distributions to consolidated joint venture partners	—	—	(2,614)
Net cash flow used in financing activities	(131,691)	(161,452)	(298,487)
Net change in cash, cash equivalents, and restricted cash reserves	(122,002)	18,941	(177,483)
Cash, cash equivalents, and restricted cash reserves, beginning of year	555,327	536,386	713,869
Cash, cash equivalents, and restricted cash reserves, end of year	$ 433,325	$ 555,327	$ 536,386

The accompanying notes are an integral part of these consolidated financial statements.

RLJ Lodging Trust

Notes to the Consolidated Financial Statements

1. General

Organization

RLJ Lodging Trust (the "Company") was formed as a Maryland real estate investment trust ("REIT") on January 31, 2011. The Company is a self-advised and self-administered REIT that owns primarily premium-branded, rooms-oriented, high-margin, focused-service and compact full-service hotels located within heart of demand locations. The Company elected to be taxed as a REIT, for U.S. federal income tax purposes, commencing with its taxable year ended December 31, 2011.

Substantially all of the Company's assets and liabilities are held by, and all of its operations are conducted through, RLJ Lodging Trust, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership. As of December 31, 2024, there were 154,067,408 units of limited partnership interest in the Operating Partnership ("OP units") outstanding and the Company owned, through a combination of direct and indirect interests, 99.5% of the outstanding OP units.

As of December 31, 2024, the Company owned 96 hotel properties with approximately 21,300 rooms, located in 23 states and the District of Columbia. The Company, through wholly-owned subsidiaries, owned a 100% interest in 94 of its hotel properties, a 95% controlling interest in one hotel property, and a 50% non-controlling interest in an entity owning one hotel property. The Company consolidates its real estate interests in the 95 hotel properties in which it holds a controlling interest, and the Company records the real estate interest in the one hotel property in which it holds an indirect 50% non-controlling interest using the equity method of accounting. The Company leases 95 of the 96 hotel properties to its taxable REIT subsidiaries ("TRSs"), of which the Company owns a controlling financial interest.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements and related notes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements include the accounts of the Company, the Operating Partnership and its wholly-owned subsidiaries (including the Company's taxable REIT subsidiaries), and joint ventures in which the Company has a majority voting interest and control. For the controlled subsidiaries that are not wholly-owned, the third-party ownership interest represents a noncontrolling interest, which is presented separately in the consolidated financial statements. The Company also records the real estate interests in one joint venture in which it holds an indirect 50% interest using the equity method of accounting. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the amounts of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts in these financial statements have been reclassified to conform to the current year presentation with no impact to net income and comprehensive income, shareholders' equity or cash flows.

2. Summary of Significant Accounting Policies (continued)

Revenue

Substantially all of the Company's revenues are derived from the operation of hotel properties. The Company generates room revenue by renting hotel rooms to customers at its hotel properties. The Company generates food and beverage revenue from the sale of food and beverage to customers at its hotel properties. The Company generates other revenue from parking fees, resort fees, gift shop sales and other guest service fees at its hotel properties.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. The Company's contracts generally have a single performance obligation, such as renting a hotel room to a customer, or providing food and beverage to a customer, or providing a hotel property-related good or service to a customer. The Company's performance obligations are generally satisfied at a point in time.

The Company allocates revenue to the performance obligation based on its relative standalone selling price. The Company determines the standalone selling price based on the price it charges each customer for the use or consumption of the promised good or service.

The Company's revenue is recognized when control of the promised good or service is transferred to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for the promised good or service. The revenue is recorded net of any sales and occupancy taxes collected from the customer. All rebates or discounts are recorded as a reduction to revenue, and there are no material contingent obligations with respect to rebates and discounts offered by the hotel properties.

The timing of revenue recognition, billings, and cash collections results in the Company recognizing hotel and other receivables and advance deposits and deferred revenue on the consolidated balance sheet. Hotel and other receivables are recognized on the consolidated balance sheets when the Company has provided a good or service to the customer and is waiting for the customer to submit consideration to the Company. Advance deposits and deferred revenue are recognized on the consolidated balance sheets when cash payments are received in advance of the Company satisfying its performance obligation. Advance deposits and deferred revenue consist of amounts that are refundable and non-refundable to the customer. The advance deposits and deferred revenue are recognized as revenue in the consolidated statements of operations and comprehensive income when the Company satisfies its performance obligation to the customer.

For the majority of its goods or services and customers, the Company requires payment at the time the respective good or service is provided to the customer. The Company's payment terms vary by the type of customer and the goods or services offered to the customer. The Company applied a practical expedient to not disclose the value of unsatisfied performance obligations for contracts that have an original expected length of one year or less. Any contracts that have an original expected length of greater than one year are insignificant.

The Company records an allowance for doubtful accounts based on its best estimate of the amount of probable credit losses in the existing accounts receivable portfolio. The Company recognizes increases to the allowance for doubtful accounts as bad debt expense. The allowance for doubtful accounts is calculated as a percentage of the aged accounts receivable based on the Company's historical collection activity and its understanding of the circumstances related to a specific receivable.

Investment in Hotel Properties

The Company's acquisitions generally consist of land, land improvements, buildings, building improvements, furniture, fixtures and equipment ("FF&E"), inventory, and assumed debt. The Company may also acquire intangible assets or liabilities related to in-place leases, management agreements, franchise

2. Summary of Significant Accounting Policies (continued)

agreements, and advanced bookings. The Company allocates the purchase price among the assets acquired and the liabilities assumed based on their respective fair values at the date of acquisition. The Company estimates the fair values of the assets acquired and the liabilities assumed by using a combination of the market, cost and income approaches. The Company determines the fair value by using market data and independent appraisals available to the Company and making numerous estimates and assumptions, such as estimates of future income growth, replacement cost per unit, value per acre or buildable square foot, capitalization rates, discount rates, borrowing rates, market rental rates, capital expenditures and cash flow projections at the respective hotel properties.

The Company's investments in hotel properties are carried at cost and are depreciated using the straight-line method over the estimated useful lives of 15 years for land improvements, 15 years for building improvements, 40 years for buildings, and three to five years for FF&E. Maintenance and repairs are expensed and major renewals or improvements to the hotel properties are capitalized. Indirect project costs, including interest, salaries and benefits, travel and other related costs that are directly attributable to the development, are also capitalized. Upon the sale or disposition of a hotel property, the asset and related accumulated depreciation accounts are removed and the related gain or loss is included in the gain or loss on sale of hotel properties in the consolidated statements of operations and comprehensive income. A sale or disposition of a hotel property that represents a strategic shift that has or will have a major effect on the Company's operations and financial results is presented as discontinued operations in the consolidated statements of operations and comprehensive income.

In accordance with the guidance on impairment or disposal of long-lived assets, the Company does not consider the "held for sale" classification on the consolidated balance sheet until it is expected to qualify for recognition as a completed sale within one year and the other requisite criteria for such classification have been met. The Company does not depreciate assets so long as they are classified as held for sale. Upon designation as held for sale and quarterly thereafter, the Company reviews the realizability of the carrying value, less costs to sell, in accordance with the guidance. Any such adjustment to the carrying value is recorded as an impairment loss.

The Company assesses the carrying value of its investments in hotel properties whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The recoverability is measured by comparing the carrying amount to the projected undiscounted future cash flows expected to be generated from the operation and the eventual disposition of the hotel properties over the estimated hold period, which take into account current market conditions and the Company's intent with respect to holding or disposing of the hotel properties. If the Company's analysis indicates that the carrying value is not recoverable on a projected undiscounted cash flow basis, the Company will recognize an impairment loss for the amount by which the carrying value exceeds the fair value. The fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions, third-party appraisals, the net sales proceeds from pending offers, or the net sales proceeds from transactions that closed subsequent to the end of the reporting period. The use of projected future cash flows is based on assumptions that are consistent with a market participant's future expectations for the travel industry and the economy in general, including discount rates, sales proceeds in the reversion year, average daily rates, occupancy rates, operating expenses and capital expenditures, and the Company's intent with respect to holding or disposing of the underlying hotel properties. Fair value may also be based on assumptions including, but not limited to, room revenue multiples and comparable sales adjusted for capital expenditures, if necessary.

Investment in Unconsolidated Joint Ventures

If the Company determines that it does not have a controlling financial interest in a joint venture, either through a controlling financial interest in a variable interest entity or through the Company's voting interest in a voting interest entity, but the Company exercises significant influence over the operating and

2. Summary of Significant Accounting Policies (continued)

financial policies of the joint venture, the Company accounts for the joint venture using the equity method of accounting. Under the equity method of accounting, the Company's investment is adjusted each reporting period to recognize the Company's share of the net earnings or losses of the joint venture, plus any contributions to the joint venture, less any distributions received from the joint venture and any adjustment for impairment. In addition, the Company's share of the net earnings or losses of the joint venture is adjusted for the straight-line depreciation of the difference between the Company's basis in the investment in the unconsolidated joint venture as compared to the historical basis of the underlying net assets in the joint venture at the date of acquisition.

The Company assesses the carrying value of its investment in unconsolidated joint ventures whenever events or changes in circumstances may indicate that the carrying value of the investment exceeds its fair value on an other-than-temporary basis. When an impairment indicator is present, the Company will estimate the fair value of the investment, which will be determined by using internally developed discounted cash flow models, comparable market transactions, third-party appraisals, the net sales proceeds from pending offers, or the net sales proceeds from transactions that closed subsequent to the end of the reporting period. If the estimated fair value is less than the carrying value, and management determines that the decline in value is considered to be other-than-temporary, the Company will recognize an impairment loss on its investment in the joint venture.

The Company evaluates the nature of the distributions from each of its unconsolidated joint ventures in order to classify the distributions as either operating activities or investing activities in the consolidated statements of cash flows. Any cash distribution that is considered to be a distribution of the earnings of the unconsolidated joint venture is presented as an operating activity in the consolidated statements of cash flows. Any cash distribution that is considered to be a return of capital from the unconsolidated joint venture is presented as an investing activity in the consolidated statements of cash flows.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and highly liquid investments that mature three months or less when they are purchased. The Company maintains its cash at domestic banks, which, at times, may exceed the limits of the amounts insured by the Federal Deposit Insurance Corporation.

Restricted Cash Reserves

Restricted cash reserves consist of all cash that is required to be maintained in a reserve escrow account by a management agreement, franchise agreement, and/or a mortgage loan agreement for future capital expenditures (including the periodic replacement or refurbishment of FF&E) and the funding of real estate taxes and insurance.

Hotel Receivables

Hotel receivables consist mainly of receivables due from hotel guests and meeting and banquet room rentals. The Company typically does not require collateral as ongoing credit evaluations are performed. An allowance for doubtful accounts is established against any receivable that is estimated to be uncollectible.

Deferred Financing Costs

Deferred financing costs are the costs incurred to obtain long-term financing. The deferred financing costs are recorded at cost and are amortized using the straight-line method, which approximates the effective interest method, over the respective term of the financing agreement and are included as a component of interest expense in the consolidated statements of operations and comprehensive income. The Company expenses unamortized deferred financing costs when the associated financing agreement is refinanced or repaid before the maturity date, unless certain criteria are met that would allow for the carryover of such

2. Summary of Significant Accounting Policies (continued)

costs to the refinanced agreement. The Company presents the deferred financing costs for its Senior Notes and Term Loans (as defined in Note 7) and mortgage loans on the balance sheet as a direct deduction from the carrying amount of the respective debt liability, which is included in debt, net, in the accompanying consolidated balance sheets. The Company presents the deferred financing costs for its Revolver (as defined in Note 7) on the balance sheet as an asset, which is included in prepaid expense and other assets in the accompanying consolidated balance sheets.

For the years ended December 31, 2024, 2023 and 2022, approximately $6.6 million, $6.1 million and $6.0 million, respectively, of amortization expense was recorded as a component of interest expense in the consolidated statements of operations and comprehensive income.

Transaction Costs

The Company incurs costs during the review of potential hotel property acquisitions and dispositions, including legal fees and other professional service fees. In addition, if the Company completes a hotel property acquisition, the Company may incur transfer taxes and integration costs, including professional fees and employee-related costs. If the Company completes a hotel property acquisition that is considered to be an asset acquisition, the transaction costs are capitalized on the consolidated balance sheets. If the Company completes a hotel property acquisition that is considered to be a business combination, the transaction costs are expensed as incurred in the consolidated statements of operations and comprehensive income. Transaction costs related to successful dispositions are included in gain (loss) on sale of hotel properties, net, in the consolidated statements of operations and comprehensive income. All transaction costs incurred in connection with unsuccessful transactions are expensed.

Derivative Financial Instruments

In the normal course of business, the Company is exposed to the effects of interest rate changes. The Company utilizes a variety of borrowing vehicles, including the Revolver and medium and long-term financings. The Company reduces its risk to interest rate changes by following its established risk management policies and procedures, including the use of derivative financial instruments to manage, or hedge, interest rate risk. To mitigate the Company's exposure to interest rate changes, the Company uses interest rate derivative instruments, typically interest rate swaps, to convert a portion of its variable rate debt to fixed rate debt. The Company attempts to require the hedging derivative instruments to be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential in order to qualify for hedge accounting. Derivative instruments that meet the hedging criteria are formally designated as cash flow hedges at the inception of the derivative contract. The Company does not use derivative instruments for trading or speculative purposes.

Interest rate swap agreements contain a credit risk that the counterparties may be unable to fulfill the terms of the agreement. The Company has minimized the credit risk by evaluating the creditworthiness of its counterparties, who are limited to major banks and financial institutions, and it does not anticipate nonperformance by these counterparties.

The estimated fair values of the derivatives are determined by using available market information and appropriate valuation methods. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The Company recognizes all derivatives as assets or liabilities on its consolidated balance sheets at fair value. The gains and losses on the derivatives that have been determined to be effective cash flow hedges are reported in other comprehensive (loss) income and are reclassified to interest expense in the period in which the interest expense is recognized on the underlying hedged item. The ineffective portion of the change in fair value of the derivatives is recognized in earnings immediately.

2. Summary of Significant Accounting Policies (continued)

When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, and the interest rate derivative no longer qualifies for hedge accounting, all changes in the fair value of the derivative instrument are marked-to-market with the changes in fair value recognized in earnings each period until the derivative instrument matures.

Leases

As a lessee in a lease contract, the Company recognizes a lease right-of-use asset and a lease liability on the consolidated balance sheets. The Company is a lessee in a variety of lease contracts, such as ground leases, parking leases, office leases and equipment leases. The Company classifies its leases as either an operating lease or a finance lease based on the principle of whether or not the lease is effectively a financed purchase of the leased asset. For operating leases, the Company recognizes lease expense on a straight-line basis over the term of the lease. For finance leases, the Company recognizes lease expense on the effective interest method, which results in the interest component of each lease payment being recognized as interest expense and the lease right-of-use asset being amortized into amortization expense using the straight-line method over the term of the lease. For leases with an initial term of 12 months or less, the Company will not recognize a lease right-of-use asset and a lease liability on the consolidated balance sheets and lease expense will be recognized on a straight-line basis over the lease term.

At the lease commencement date, the Company determines the lease term by incorporating the fixed, non-cancelable lease term plus any lease extension option terms that are reasonably certain of being exercised. The ability to extend the lease term is at the Company's sole discretion. The Company calculates the present value of the future lease payments over the lease term in order to determine the lease liability and the related lease right-of-use asset that is recognized on the consolidated balance sheets.

Certain lease contracts may include an option to purchase the leased property, which is at the Company's sole discretion. The Company's lease contracts do not contain any material residual value guarantees or material restrictive covenants.

The Company's leases include a base lease payment, which is recognized as lease expense on a straight-line basis over the lease term. In addition, certain of the Company's leases may include an additional lease payment that is based on either (i) a percentage of the respective hotel property's financial results, or (ii) changes in an index such as the consumer price index; all of which are recognized as variable lease expense, when incurred, in the consolidated statements of operations and comprehensive income.

The Company will use the implicit rate in a lease contract in order to determine the present value of the future lease payments over the lease term. If the implicit rate in the lease contract is not available, then the Company will use its incremental borrowing rate at the lease commencement date. The Company determined its incremental borrowing rate for each lease contract by using the U.S. Treasury interest rates yield curve, and then making adjustments for the lease term, the Company's credit spread, the Company's ability to borrow on a secured basis, the quality and condition of the leased asset and the current economic environment.

As a lessor in a lease contract, the Company classifies its leases as either an operating lease, direct financing lease, or a sales-type lease. The Company leases space at its hotel properties to third parties, who use the space for their restaurants or retail locations. The Company classifies these lease contracts as operating leases, so the Company will continue to recognize the underlying leased asset as an investment in hotel properties on the consolidated balance sheets. Lease revenue is recognized on a straight-line basis over the lease term. Variable lease revenue is recognized over the lease term when it is earned and becomes receivable from the lessee, according to the provisions of the respective lease contract. The Company only capitalizes the incremental direct costs of leasing, so any indirect costs of leasing will be expensed as incurred.

2. Summary of Significant Accounting Policies (continued)

Noncontrolling Interests

The consolidated financial statements include all subsidiaries controlled by the Company. For the controlled subsidiaries that are not wholly-owned, the third-party ownership interest represents a noncontrolling interest, which is presented separately in the consolidated financial statements.

As of December 31, 2024 and 2023, the Company consolidated the Operating Partnership, which has a 0.5% third-party ownership interest. The third-party ownership interest is included in the noncontrolling interest in the Operating Partnership in the equity section of the consolidated balance sheets. The portion of the income and losses associated with the third-party ownership interest are included in the noncontrolling interest in the Operating Partnership in the consolidated statements of operations and comprehensive income.

As of December 31, 2024 and 2023, the Company consolidated the joint venture that owns The Knickerbocker hotel property; this joint venture has a 5% third-party ownership interest in the joint venture. The third-party ownership interest is included in the noncontrolling interest in consolidated joint ventures in the equity section of the consolidated balance sheets. The income and losses associated with the third-party ownership interest are included in the noncontrolling interest in consolidated joint ventures in the consolidated statements of operations and comprehensive income.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it distribute at least 90% of its REIT taxable income, subject to certain adjustments and excluding any net capital gain, to shareholders. The Company's intention is to adhere to the REIT qualification requirements and to maintain its qualification for taxation as a REIT.

As a REIT, the Company is generally not subject to U.S. federal corporate income tax on the portion of taxable income that is distributed to shareholders. If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to U.S. federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and it may not be able to qualify as a REIT for four subsequent taxable years. As a REIT, the Company may be subject to certain state and local taxes on its income and property, and to U.S. federal income and excise taxes on undistributed taxable income. Taxable income from non-REIT activities of the Company's TRSs is subject to U.S. federal, state, and local income taxes at the applicable rates.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for net operating loss, capital loss and tax credit carryforwards. The deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be realized or settled. The effect on the deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of all available evidence, including the future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company performs an annual review for any uncertain tax positions and, if necessary, will record the expected future tax consequences of uncertain tax positions in the consolidated financial statements.

2. Summary of Significant Accounting Policies (continued)

Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period excluding the weighted-average number of unvested restricted shares and unvested performance units outstanding during the period. Diluted earnings per common share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period, plus any shares that could potentially be outstanding during the period. The potential shares consist of unvested restricted share grants and unvested performance units, calculated using the treasury stock method, and convertible Series A Preferred Shares, calculated using the if-converted method. Any anti-dilutive shares have been excluded from the diluted earnings per common share calculation.

Share-based Compensation

The Company may issue share-based awards as compensation to officers, employees, non-employee trustees and other eligible persons under the RLJ Lodging Trust 2021 Equity Incentive Plan (the "2021 Plan"). The vesting of the awards issued to the officers and employees is based on either the continued employment (time-based) or the absolute and relative total shareholder returns of the Company and continued employment (performance-based), as determined by the board of trustees at the date of grant. For time-based awards, the Company recognizes compensation expense for the unvested restricted shares on a straight-line basis over the vesting period based upon the fair market value of the shares on the date of grant, adjusted for forfeitures. For performance-based awards, the Company recognizes compensation expense over the requisite service period for each award, based on the fair market value of the shares on the date of grant, as determined using a Monte Carlo simulation, adjusted for forfeitures.

Non-employee trustees may elect to receive unrestricted shares under the 2021 Plan as compensation that would otherwise be paid in cash for their services. The shares issued to the non-employee trustees in lieu of cash compensation are unrestricted and include no vesting conditions. The Company recognizes compensation expense for the unrestricted shares issued in lieu of cash compensation based upon the fair market value of the shares on the date of issuance.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting — Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosures. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. It also requires disclosure of the amount and description of the composition of other segment items, as well as interim disclosures of a reportable segment's profit or loss and assets. The ASU also applies to entities with a single reportable segment. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard for its fiscal year beginning January 1, 2024. The adoption of the new standard did not have an impact on the Company's financial position, results of operations or cash flows. Please refer to Note 15, Segment Information, for the related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company beginning January 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating this ASU to determine its impact on the Company's consolidated financial statements and related disclosures.

2. Summary of Significant Accounting Policies (continued)

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures*, which requires public entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items in the notes to the financial statements. Public entities are required to apply the guidance prospectively and may elect to apply it retrospectively. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating this ASU to determine its impact on the Company's consolidated financial statements and related disclosures.

3. Investment in Hotel Properties

Investment in hotel properties consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Land and improvements	$ 1,130,005	$ 998,417
Buildings and improvements	4,210,515	4,117,210
Furniture, fixtures and equipment	852,993	798,410
	6,193,513	5,914,037
Accumulated depreciation	(1,942,989)	(1,777,821)
Investment in hotel properties, net	$ 4,250,524	$ 4,136,216

For the years ended December 31, 2024, 2023 and 2022, the Company recognized depreciation expense related to its investment in hotel properties of approximately $179.3 million, $179.1 million and $184.4 million, respectively.

There were no impairment losses recorded during any of the years ended December 31, 2024, 2023, or 2022.

4. Acquisitions

On January 29, 2024, the Company acquired the fee simple interest in its Wyndham Boston Beacon Hill hotel property in Boston, Massachusetts, which was previously owned via a leasehold interest that was subject to a ground lease, for a purchase price of approximately $125.0 million. The acquisition was accounted for as an asset acquisition, whereby approximately $0.2 million of transaction costs were capitalized as part of the cost of the acquisition. The existing right-of-use asset of $1.3 million, lease liability of $0.1 million and $125.2 million cost of the acquisition were recorded as land in the accompanying consolidated balance sheet.

Also during the year ended December 31, 2024, the Company acquired a 100% interest in the following property:

Property	Location	Acquisition Date	Management Company	Rooms	Purchase Price (in thousands)
Hotel Teatro	Denver, CO	June 13, 2024	Sage Hospitality	110	$35,500

The acquisition of Hotel Teatro was accounted for as an asset acquisition, whereby approximately $0.6 million of transaction costs were capitalized as part of the cost of the acquisition. The allocation of the costs for the property acquired was as follows (in thousands):

4. Acquisitions (continued)

	December 31, 2024
Land and improvements	$ 3,433
Buildings and improvements	29,718
Furniture, fixtures and equipment	2,996
Total purchase price	$36,147

During the year ended December 31, 2022, the Company acquired a 100% interest in the following property:

Property[1]	Location	Acquisition Date	Management Company[1]	Rooms	Purchase Price (in thousands)
21c Hotel Nashville	Nashville, TN	July 29, 2022	Accor Hotels	124	$59,000

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(1) During the year ended December 31, 2023, the Company converted this hotel to The Bankers Alley Hotel, a Tapestry Collection by Hilton, and transitioned management to an affiliate of Hilton.

The acquisition of the 21c Hotel Nashville was accounted for as an asset acquisition, whereby approximately $1.1 million of transaction costs were capitalized as part of the cost of the acquisition. The allocation of the costs for the property acquired was as follows (in thousands):

	December 31, 2022
Land and improvements	$19,807
Buildings and improvements	36,223
Furniture, fixtures and equipment	4,081
Total purchase price	$60,111

In connection with the acquisitions of Hotel Teatro and the 21c Hotel Nashville, the value of the assets acquired was primarily based on a sales comparison approach (for land) and a depreciated replacement cost approach (for building and improvements and furniture, fixtures and equipment). The sales comparison approach used inputs of recent land sales in the respective hotel markets. The depreciated replacement cost approach used inputs of both direct and indirect replacement costs using a nationally recognized authority on replacement cost information as well as the age, square footage and number of rooms of the respective assets.

5. Sales of Hotel Properties

In connection with the sales of hotel properties for the years ended December 31, 2024 and 2022, the Company recorded net gains of $8.3 million and $1.0 million, respectively.

During the year ended December 31, 2024, the Company sold the following hotel properties in two separate transactions for a combined sales price of approximately $20.8 million:

Hotel Property Name	Location	Sale Date	Rooms
Residence Inn Merrillville	Merrillville, IN	May 21, 2024	78
Fairfield Inn & Suites Denver Cherry Creek	Denver, CO	September 9, 2024	134
		Total	212

5. Sales of Hotel Properties (continued)

During the year ended December 31, 2022, the Company sold the following hotel properties in two separate transactions for a combined sales price of approximately $49.9 million:

Hotel Property Name	Location	Sale Date	Rooms
Marriott Denver Airport @ Gateway Park	Aurora, CO	March 8, 2022	238
SpringHill Suites Denver North Westminster	Westminster, CO	April 19, 2022	164
		Total	402

6. Revenue

The Company recognized revenue from the following geographic markets (in thousands):

	For the year ended December 31, 2024			
	Room Revenue	Food and Beverage Revenue	Other Revenue	Total Revenue
Southern California	$ 137,811	$ 19,623	$15,538	$ 172,972
Northern California	137,030	13,458	8,013	158,501
South Florida	115,762	20,970	11,571	148,303
New York City	72,571	10,716	3,599	86,886
Chicago	57,871	9,403	3,345	70,619
Louisville	40,237	18,923	3,678	62,838
Washington, DC	58,096	1,156	2,787	62,039
Boston	51,756	4,667	1,960	58,383
Houston	46,372	3,511	4,577	54,460
Charleston	39,516	11,029	3,723	54,268
Other	364,564	39,652	35,955	440,171
Total	$1,121,586	$153,108	$94,746	$1,369,440

	For the year ended December 31, 2023			
	Room Revenue	Food and Beverage Revenue	Other Revenue	Total Revenue
Northern California	$ 140,866	$ 14,013	$ 8,014	$ 162,893
Southern California	128,273	16,216	14,009	158,498
South Florida	113,579	19,641	10,046	143,266
New York City	67,886	9,235	3,562	80,683
Chicago	57,863	9,629	3,189	70,681
Washington, DC	57,731	1,409	2,402	61,542
Louisville	37,329	16,190	3,643	57,162
Boston	49,010	4,202	1,482	54,694
Houston	43,134	3,148	4,496	50,778
Charleston	36,851	8,581	4,077	49,509
Other	362,506	39,361	34,004	435,871
Total	$1,095,028	$141,625	$88,924	$1,325,577

6.   **Revenue (continued)**

	For the year ended December 31, 2022			
	Room Revenue	Food and Beverage Revenue	Other Revenue	Total Revenue
Northern California	$ 128,652	$ 10,968	$ 6,684	$ 146,304
South Florida	113,194	18,392	8,510	140,096
Southern California	113,726	10,214	10,260	134,200
New York City	60,634	8,737	2,899	72,270
Chicago	55,611	8,965	2,972	67,548
Washington, DC	48,875	1,259	2,488	52,622
Louisville	31,074	13,279	3,449	47,802
Boston	41,785	3,458	1,433	46,676
Austin	38,325	3,269	3,190	44,784
Houston	37,775	2,942	4,034	44,751
Other	332,803	35,544	28,262	396,609
Total	$1,002,454	$117,027	$74,181	$1,193,662

7. Debt

The Company's debt consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Senior Notes, net	$ 994,037	$ 991,672
Revolver Outstanding	100,000	—
Term Loans, net	918,707	821,443
Mortgage loans, net	207,337	407,663
Debt, net	$2,220,081	$2,220,778

Senior Notes

The Company's senior notes (collectively, the "Senior Notes") consisted of the following (dollars in thousands):

	Interest Rate at December 31, 2024	Maturity Date	Carrying Value at	
			December 31, 2024	December 31, 2023
2029 Senior Notes[1][2]	4.00%	September 2029	$ 500,000	$ 500,000
2026 Senior Notes[1][3]	3.75%	July 2026	500,000	500,000
			1,000,000	1,000,000
Deferred financing costs, net			(5,963)	(8,328)
Total senior notes, net			$ 994,037	$ 991,672

---

(1)   Requires payments of interest only through maturity.

(2)   The Company has the option to redeem its 4.00% senior notes due 2029 (the "2029 Senior Notes") at a redemption price of (i) 102.0% of the principal amount should such redemption occur before September 15, 2025, (ii) 101.0% of the principal amount should such redemption occur before

7. Debt (continued)

September 15, 2026 and (iii) 100.0% of the principal amount thereafter, in each case plus accrued and unpaid interest, if any.

(3)   The Company has the option to redeem its 3.75% senior notes due 2026 (the "2026 Senior Notes") at a redemption price of (i) 100.938% of the principal amount should such redemption occur before July 1, 2025 and (ii) 100.0% of the principal amount thereafter, in each case plus accrued and unpaid interest, if any.

The Senior Notes are each fully and unconditionally guaranteed, jointly and severally, by the Company and certain of the Operating Partnership's subsidiaries that incur and guarantee indebtedness under the Company's credit facilities and certain other indebtedness. The indentures governing the Senior Notes contain customary covenants that limit the Operating Partnership's ability and, in certain instances, the ability of its subsidiaries, to incur additional debt, create liens on assets, make distributions and pay dividends, make certain types of investments, issue guarantees of indebtedness, and make certain restricted payments. These limitations are subject to a number of exceptions and qualifications set forth in the indentures.

A summary of the various restrictive covenants for the Senior Notes are as follows:

	Covenant	Compliance
Maintenance Covenant		
Unencumbered Asset to Unencumbered Debt Ratio	> 150.0%	Yes
Incurrence Covenants		
Consolidated Indebtedness less than Adjusted Total Assets	< .65x	Yes
Consolidated Secured Indebtedness less than Adjusted Total Assets	< .45x	Yes
Interest Coverage Ratio	> 1.5x	Yes

As of December 31, 2024 and 2023, the Company was in compliance with all covenants associated with the Senior Notes.

Revolver and Term Loans

The Company has the following unsecured credit agreements in place:

• $600.0 million revolving credit facility with a scheduled maturity date of May 10, 2027 and either a one-year extension option or up to two six-month extension options if certain conditions are satisfied (the "Revolver");

• $500.0 million term loan with a scheduled maturity date of September 24, 2027 and up to two one-year extension options if certain conditions are satisfied (the "$500 Million Term Loan Maturing 2027");

• $200.0 million term loan with a scheduled maturity date of January 31, 2026 and up to two one-year extension options if certain conditions are satisfied (the "$200 Million Term Loan Maturing 2026"); and

• $225.0 million term loan with a scheduled maturity date of May 10, 2026 and up to two one-year extension options if certain conditions are satisfied (the "$225 Million Term Loan Maturing 2026").

The $500 Million Term Loan Maturing 2027, the $200 Million Term Loan Maturing 2026, and the $225 Million Term Loan Maturing 2026 are collectively referred to as the "Term Loans." The credit agreements contain certain financial covenants relating to the Company's maximum leverage ratio, minimum fixed charge coverage ratio, maximum secured indebtedness ratio, maximum unencumbered leverage ratio and minimum unencumbered debt service coverage ratio. If an event of default exists, the Company is not permitted to make distributions to shareholders, other than those required to qualify for and maintain REIT status.

7. Debt (continued)

The borrowings under the Revolver and Term Loans bear interest at variable rates equal to (i) the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of ten basis points ("Adjusted SOFR") and a margin ranging from 1.35% to 2.20% or (ii) a base rate plus a margin ranging from 0.35% to 1.20%. In all cases, the actual margin used is determined based on the Company's leverage ratio, as calculated under the terms of each facility. The Company incurs an unused facility fee on the Revolver of between 0.20% and 0.25%, based on the amount by which the maximum borrowing amount exceeds the total principal balance of the outstanding borrowings.

In September 2024, the Company entered into the $500 Million Term Loan Maturing 2027, the proceeds of which were used to repay an existing $400.0 million term loan with a scheduled maturity date of May 18, 2025 (the "$400 Million Term Loan Maturing 2025") and $100.0 million of outstanding borrowings under the Revolver. The $500 Million Term Loan Maturing 2027 matures on September 24, 2027, with up to two one-year extension options if certain conditions are satisfied. Borrowings under the $500 Million Term Loan Maturing 2027 bear interest at a variable rate with the same terms as the $400 Million Term Loan Maturing 2025. The Company paid approximately $5.1 million in lender fees and legal costs related to the refinancing.

The Company's unsecured credit agreements consisted of the following (in thousands):

	Interest Rate at December 31, 2024[1]	Maturity Date	Carrying Value at	
			December 31, 2024	December 31, 2023
Revolver[2]	6.08%	May 2027	$ 100,000	$ —
$500 Million Term Loan Maturing 2027	4.69%	September 2027[4]	500,000	—
$400 Million Term Loan Maturing 2025[3]	N/A	N/A	—	400,000
$200 Million Term Loan Maturing 2026	6.03%	January 2026[4]	200,000	200,000
$225 Million Term Loan Maturing 2026	5.33%	May 2026[4]	225,000	225,000
			1,025,000	825,000
Deferred financing costs, net[5]			(6,293)	(3,557)
Total Revolver and Term Loans, net			$1,018,707	$821,443

(1) Interest rate at December 31, 2024 gives effect to interest rate hedges.

(2) At December 31, 2024 and 2023, there was $500.0 million and $600.0 million, respectively, of borrowing capacity on the Revolver. The Company has the ability to further increase the total capacity on the Revolver to $750.0 million, subject to certain lender requirements. The Company also has the ability to extend the maturity date for an additional one-year period or up to two six-month periods ending May 2028 if certain conditions are satisfied. In April 2024, the Company borrowed $200.0 million under the Revolver and utilized the proceeds to repay a $200.0 million maturing mortgage loan. In September 2024, the Company utilized a portion of the $500 Million Term Loan Maturing 2027 proceeds to repay $100.0 million of outstanding borrowings under the Revolver.

(3) In September 2024, the Company utilized a portion of the $500 Million Term Loan Maturing 2027 proceeds to pay off this term loan.

(4) This Term Loan includes two one-year extension options at the Company's discretion, subject to certain conditions.

(5) Excludes $3.9 million and $5.6 million as of December 31, 2024 and 2023, respectively, related to deferred financing costs on the Revolver, which are included in prepaid expense and other assets in the accompanying consolidated balance sheets.

7. Debt (continued)

The Revolver and Term Loans are subject to various financial covenants. A summary of the most restrictive covenants is as follows:

	Covenant	Compliance
Leverage ratio[1]	<= 7.25x	Yes
Fixed charge coverage ratio[2]	>= 1.50x	Yes
Secured indebtedness ratio	<= 45.0%	Yes
Unencumbered indebtedness ratio	<= 60.0%	Yes
Unencumbered debt service coverage ratio	>= 2.00x	Yes

_____

(1) Leverage ratio is net indebtedness, as defined in the Revolver and Term Loan agreements, to corporate earnings before interest, taxes, depreciation, and amortization ("EBITDA"), as defined in the Revolver and Term Loan agreements.

(2) Fixed charge coverage ratio is Adjusted EBITDA, generally defined in the Revolver and Term Loan agreements as EBITDA less FF&E reserves, to fixed charges, which is generally defined in the Revolver and Term Loan agreements as interest expense, all regularly scheduled principal payments, preferred dividends paid, and cash taxes paid.

Mortgage Loans

The Company's mortgage loans consisted of the following (in thousands):

	Number of Assets Encumbered	Interest Rate at December 31, 2024	Maturity Date	Carrying Value at	
				December 31, 2024	December 31, 2023
Mortgage loan[1]	N/A	N/A	N/A	$ —	$200,000
Mortgage loan[2]	3	4.49%[4]	April 2025[5]	96,000	96,000
Mortgage loan[2]	4	4.93%[4]	April 2025[5]	85,000	85,000
Mortgage loan[3]	1	5.06%	January 2029	26,472	26,833
	8			207,472	407,833
Deferred financing costs, net				(135)	(170)
Total mortgage loans, net				$207,337	$407,663

_____

(1) In April 2024, the Company repaid this mortgage loan using a $200.0 million draw under its Revolver.

(2) The hotels encumbered by the mortgage loan are cross-collateralized. Requires payments of interest only through maturity.

(3) Includes $1.5 million and $1.8 million at December 31, 2024 and 2023, respectively, related to a fair value adjustment on this mortgage loan from purchase price allocation at hotel property acquisition. This mortgage loan requires payments of interest only through maturity.

(4) Interest rate at December 31, 2024 gives effect to interest rate hedges.

(5) This mortgage loan provides for a one-year extension option to April 2026, subject to certain conditions. In December 2024, the Company sent a one-year extension notice on this mortgage loan. The extension notice is subject to leverage and debt service coverage ratio ("DSCR") tests and is currently under review by the lender.

Certain mortgage agreements are subject to various maintenance covenants requiring the Company to maintain a minimum debt yield or DSCR. Failure to meet the debt yield or DSCR thresholds is not an event

7. Debt (continued)

of default, but instead triggers a cash trap event. At December 31, 2024, all mortgage loans exceeded the minimum debt yield or DSCR thresholds.

Interest Expense

The components of the Company's interest expense consisted of the following (in thousands):

	For the year ended December 31,		
	2024	**2023**	**2022**
Senior Notes	$ 38,764	$38,764	$38,820
Revolver and Term Loans	50,928	31,000	34,126
Mortgage loans	13,451	21,014	13,563
Amortization of deferred financing costs	6,623	6,100	5,967
Non-cash interest expense related to interest rate hedges	1,592	1,929	679
Total interest expense	$111,358	$98,807	$93,155

Future Minimum Principal Payments

As of December 31, 2024, excluding extension options, the future minimum principal payments were as follows (in thousands):

2025	$ 181,000
2026	925,000
2027	600,000
2028	—
2029	525,000
Thereafter	—
Total[1]	$2,231,000

---

(1) Excludes a $1.5 million fair value adjustment on debt.

8. Derivatives and Hedging Activities

The following interest rate swaps have been designated as cash flow hedges (in thousands):

				Notional value at		Fair value at	
Hedge type	Swap rate	Effective Date	Maturity Date	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Swap-cash flow-Daily SOFR	2.44%	January 2021	December 2023	$ —	$ 75,000	$ —	$ —
Swap-cash flow-Daily SOFR	2.31%	January 2021	December 2023	—	75,000	—	—
Swap-cash flow-Daily SOFR	1.08%	April 2021	April 2024	—	50,000	—	827
Swap-cash flow-Daily SOFR	1.13%	April 2021	April 2024	—	50,000	—	819
Swap-cash flow-Daily SOFR	1.08%	April 2021	April 2024	—	50,000	—	829
Swap-cash flow-Daily SOFR	0.97%	April 2021	April 2024	—	50,000	—	849
Swap-cash flow-Daily SOFR	0.85%	April 2021	April 2024	—	25,000	—	436
Swap-cash flow-Daily SOFR	0.88%	April 2021	April 2024	—	25,000	—	434
Swap-cash flow-Daily SOFR	0.86%	April 2021	April 2024	—	25,000	—	436
Swap-cash flow-Daily SOFR	0.83%	April 2021	April 2024	—	25,000	—	439
Swap-cash flow-Term SOFR	4.37%	April 2023	April 2024	—	200,000	—	673
Swap-cash flow-Daily SOFR	0.77%	June 2020	December 2024	—	50,000	—	2,011
Swap-cash flow-Daily SOFR	0.63%	June 2020	December 2024	—	50,000	—	2,081
Swap-cash flow-Daily SOFR	1.16%	September 2021	September 2025	150,000	150,000	3,445	7,969
Swap-cash flow-Daily SOFR	0.56%	July 2021	January 2026	50,000	50,000	1,926	3,556
Swap-cash flow-Daily SOFR	2.95%	April 2024	April 2027	125,000	125,000	3,104	1,769
Swap-cash flow-Daily SOFR	2.85%	April 2024	April 2027	65,000	65,000	1,765	1,103
Swap-cash flow-Daily SOFR	2.75%	April 2024	April 2027	60,000	60,000	1,768	1,188
Swap-cash flow-Daily SOFR	3.70%	July 2024	July 2027	25,000	25,000	196	(254)
Swap-cash flow-Daily SOFR	3.45%	July 2024	July 2027	25,000	25,000	353	(77)
Swap-cash flow-Daily SOFR	3.71%	July 2024	July 2027	25,000	25,000	191	(259)
Swap-cash flow-Daily SOFR	3.20%	January 2025	January 2028	25,000	—	564	—
Swap-cash flow-Daily SOFR	3.40%	January 2025	January 2028	25,000	—	421	—
Swap-cash flow-Daily SOFR	3.30%	January 2025	January 2029	25,000	—	632	—
				$600,000	$1,275,000	$14,365	$24,829

As of December 31, 2024 and 2023, the aggregate fair value of the interest rate swap assets of $14.4 million and $25.4 million, respectively, was included in prepaid expense and other assets in the accompanying consolidated balance sheets. As of December 31, 2023, the aggregate fair value of the interest rate swap liabilities of $0.6 million was included in accounts payable and other liabilities in the accompanying consolidated balance sheets.

As of December 31, 2024 and 2023, there was approximately $13.8 million and $22.7 million, respectively, of unrealized gains included in accumulated other comprehensive income related to interest rate swaps. There was no ineffectiveness recorded during the years ended December 31, 2024 and 2023. For the year ended December 31, 2024, approximately $20.0 million of gains included in accumulated other comprehensive income were reclassified into interest expense for the interest rate swaps. For the year ended December 31, 2023, approximately $29.8 million of gains included in accumulated other comprehensive income were reclassified into interest expense for the interest rate swaps. Approximately $8.2 million of the unrealized gains included in accumulated other comprehensive income at December 31, 2024 is expected to be reclassified into earnings within the next 12 months.

9. Fair Value

Fair Value Measurement

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The fair value hierarchy has three levels of inputs, both observable and unobservable:

- Level 1 — Inputs include quoted market prices in an active market for identical assets or liabilities.

- Level 2 — Inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data.

- Level 3 — Inputs are unobservable and corroborated by little or no market data.

Fair Value of Financial Instruments

The Company used the following market assumptions and/or estimation methods:

- Cash and cash equivalents, restricted cash reserves, hotel and other receivables, accounts payable and other liabilities — The carrying amounts reported in the consolidated balance sheets for these financial instruments approximate fair value because of their short term maturities.

- Debt — The Company estimated the fair value of the Senior Notes by using publicly available trading prices, which are Level 1 inputs in the fair value hierarchy. The Company estimated the fair value of the Revolver and Term Loans by using a discounted cash flow model and incorporating various inputs and assumptions for the effective borrowing rates for debt with similar terms, which are Level 2 and Level 3 inputs in the fair value hierarchy. The Company estimated the fair value of the mortgage loans by using a discounted cash flow model and incorporating various inputs and assumptions for the effective borrowing rates for debt with similar terms and the loan to estimated fair value of the collateral, which are Level 3 inputs in the fair value hierarchy.

The fair value of the Company's debt was as follows (in thousands):

	December 31, 2024		December 31, 2023	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior Notes, net	$ 994,037	$ 938,750	$ 991,672	$ 928,750
Revolver and Term Loans, net	1,018,707	1,025,000	821,443	817,960
Mortgage loans, net	207,337	201,340	407,663	394,458
Debt, net	$2,220,081	$2,165,090	$2,220,778	$2,141,168

Recurring Fair Value Measurements

The following table presents the Company's fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

	Fair Value at December 31, 2024			
	Level 1	Level 2	Level 3	Total
Interest rate swap asset	$ —	$14,365	$ —	$14,365
Total	$ —	$14,365	$ —	$14,365

9. Fair Value (continued)

The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 (in thousands):

| | Fair Value at December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
Interest rate swap asset	$ —	$25,419	$ —	$25,419
Interest rate swap liability	—	(590)	—	(590)
Total	$ —	$24,829	$ —	$24,829

The fair values of the derivative financial instruments are determined using widely accepted valuation techniques including a discounted cash flow analysis on the expected cash flows for each derivative. The Company determined that the significant inputs, such as interest yield curves and discount rates, used to value its derivatives fall within Level 2 of the fair value hierarchy and that the credit valuation adjustments associated with the Company's counterparties and its own credit risk utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of December 31, 2024, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives. As a result, the Company determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

10. Commitments and Contingencies

Operating Leases

As of December 31, 2024, 12 of Company's hotel properties were subject to ground lease agreements that cover the land underlying the respective hotels. The ground leases are classified as operating leases. The total ground lease expense was $16.3 million for the year ended December 31, 2024, which consisted of $11.7 million of fixed lease expense and $4.6 million of variable lease expense. The total ground lease expense was $16.7 million for the year ended December 31, 2023, which consisted of $11.9 million of fixed lease expense and $4.8 million of variable lease expense. The total ground lease expense was $15.9 million for the year ended December 31, 2022, which consisted of $11.9 million of fixed lease expense and $4.0 million of variable lease expense. The total ground lease expense is included in property tax, insurance and other in the accompanying consolidated statements of operations and comprehensive income.

The Company's ground leases consisted of the following (in thousands):

| | | Ground Lease Expense | | |
| | | For the year ended December 31, | | |
Hotel Property Name	Term Expiration[1]	2024	2023	2022
Wyndham Boston Beacon Hill[2]	N/A	$ 49	$ 929	$ 803
Wyndham San Diego Bayside	2029	5,525	5,315	5,009
DoubleTree Suites by Hilton Orlando – Lake Buena Vista . . .	2057	956	815	1,005
Residence Inn Palo Alto Los Altos[3]	2033	86	86	86
Courtyard Pittsburgh University Center	2083	726	726	726
Marriott Louisville Downtown	2153[4]	—	—	—
Embassy Suites San Francisco Airport – Waterfront	2059	1,882	1,850	1,646
Wyndham New Orleans – French Quarter	2065	487	487	487
Courtyard Charleston Historic District	2096	1,062	1,052	1,044

10. Commitments and Contingencies (continued)

Hotel Property Name	Term Expiration[1]	Ground Lease Expense		
		For the year ended December 31,		
		2024	2023	2022
Courtyard Austin Downtown Convention Center and Residence Inn Austin Downtown Convention Center	2100	906	1,025	922
Courtyard Waikiki Beach	2112	4,295	4,121	3,922
Moxy Denver Cherry Creek	2115	280	272	258
		$16,254	$16,678	$15,908

---

(1) Assumes the exercise of any remaining extension options.

(2) In January 2024, the Company acquired a fee simple interest in this hotel property, which was previously owned via a leasehold interest that was subject to a ground lease, for approximately $125.0 million.

(3) The ground lease underlying a portion of this hotel property is part of a municipal utility district's water pipeline right-of-way.

(4) The lease may be extended for up to four twenty-five year terms at the Company's option.

The future lease payments for the Company's operating leases are as follows (in thousands):

	December 31, 2024
2025	$ 9,678
2026	10,247
2027	11,023
2028	11,075
2029	10,638
Thereafter	527,456
Total future lease payments	580,117
Imputed interest	(461,015)
Lease liabilities	$ 119,102

The following table presents certain information related to the Company's operating leases as of December 31, 2024:

Weighted average remaining lease term	63 years
Weighted average discount rate	7.30%

Restricted Cash Reserves

The Company is obligated to maintain cash reserve funds for future capital expenditures, real estate taxes, insurance, and debt obligations where lenders hold restricted cash due to cash trap events. The management agreements, franchise agreements and/or mortgage loan documents require the Company to reserve cash ranging typically from 3.0% to 5.0% of the individual hotel's revenues for future capital expenditures (including the periodic replacement or refurbishment of FF&E). Any unexpended amounts will remain the property of the Company upon termination of the management agreements, franchise agreements or mortgage loan documents. As of December 31, 2024 and 2023, approximately $23.5 million and $38.7 million, respectively, was available in the restricted cash reserves for future capital expenditures and real estate taxes.

10. Commitments and Contingencies (continued)

Litigation

Neither the Company nor any of its subsidiaries is currently involved in any regulatory or legal proceedings that management believes will have a material and adverse effect on the Company's financial position, results of operations or cash flows.

Management Agreements

As of December 31, 2024, 95 of the Company's consolidated hotel properties were operated pursuant to management agreements with initial terms ranging from three to 25 years, with 15 different management companies as noted in the table below. This number includes 35 consolidated hotel properties that receive the benefits of a franchise agreement pursuant to management agreements with Hilton, Hyatt, or Marriott.

Management Company	Number of Hotel Properties
Aimbridge Hospitality	30
Colwen Management, Inc.	1
Concord Hospitality Enterprises Company	1
Crestline Hotels and Resorts	1
Davidson Hotels and Resorts	2
Hilton Management and affiliates	21
HEI Hotels and Resorts	2
Hersha Hospitality Management	6
Highgate Hotels	3
Hyatt Corporation and affiliates	11
InnVentures[1]	3
Marriott International, Inc.	3
Pyramid	1
Sage Hospitality	6
White Lodging Services	4
	95

_____

(1) InnVentures is a subsidiary of Highgate Hotels.

Each management company receives a base management fee between 1.5% and 3.5% of hotel revenues. Management agreements that include the benefits of a franchise agreement incur a base management fee between 1.0% and 7.0% of hotel revenues. The management companies are also eligible to receive an incentive management fee if hotel operating income, as defined in the management agreements, exceeds certain thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after the Company has received a priority return on its investment in the hotel.

Management fees are included in management and franchise fee expense in the accompanying consolidated statements of operations and comprehensive income. For the years ended December 31, 2024, 2023 and 2022, the Company incurred management fee expense of approximately $41.0 million, $41.7 million and $34.7 million, respectively.

10. Commitments and Contingencies (continued)

Franchise Agreements

As of December 31, 2024, 57 of the Company's consolidated hotel properties were operated under franchise agreements with initial terms ranging from one to 30 years. This number excludes 35 consolidated hotel properties that receive the benefits of a franchise agreement pursuant to management agreements with Hilton, Hyatt, or Marriott. In addition, three hotels are not operated with a hotel brand so they do not have franchise agreements. Franchise agreements allow the hotel properties to operate under the respective brands. Pursuant to the franchise agreements, the Company pays a royalty fee between 2.0% and 6.0% of room revenue, plus additional fees for marketing, central reservation systems and other franchisor costs between 1.0% and 4.3% of room revenue. Certain hotels are also charged a royalty fee between 1.5% and 3.0% of food and beverage revenues.

Franchise fees are included in management and franchise fee expense in the accompanying consolidated statements of operations and comprehensive income. For the years ended December 31, 2024, 2023 and 2022, the Company incurred franchise fee expense of approximately $67.0 million, $65.7 million and $60.9 million, respectively.

11. Equity

Common Shares of Beneficial Interest

Under the declaration of trust for the Company, there are 450,000,000 common shares authorized for issuance.

On April 26, 2024, the Company's board of trustees approved a new share repurchase program to acquire up to an aggregate of $250.0 million of common and preferred shares from May 9, 2024 to May 8, 2025 (the "2024 Share Repurchase Program"). During the year ended December 31, 2024, the Company repurchased and retired 2.3 million common shares for approximately $22.0 million, of which $1.3 million was repurchased under a share repurchase program authorized by the Company's board of trustees in 2023, which expired May 8, 2024, and $20.7 million was repurchased under the 2024 Share Repurchase Program. Subsequent to December 31, 2024, the Company repurchased and retired 1.2 million common shares for approximately $12.0 million. As of February 26, 2025, the 2024 Share Repurchase Program had a remaining capacity of $217.3 million.

During the year ended December 31, 2023, the Company repurchased and retired 7.5 million common shares for approximately $76.0 million.

During the year ended December 31, 2022, the Company repurchased and retired 4.9 million common shares for approximately $57.6 million.

During the years ended December 31, 2024, 2023, and 2022, the Company declared a cash dividend of $0.50, $0.36, and $0.12, respectively, on each common share.

Series A Preferred Shares

Under the declaration of trust for the Company, there are 50,000,000 preferred shares authorized for issuance. The Series A Preferred Shares are convertible, in whole or in part, at any time, at the option of the holders into common shares at a conversion rate of 0.2806 common shares for each Series A Preferred Share.

During each of the years ended December 31, 2024, 2023 and 2022, the Company declared a cash dividend of $1.95 per Series A Preferred Share.

11. Equity (continued)

Noncontrolling Interest in Consolidated Joint Ventures

The Company consolidates the joint venture that owns The Knickerbocker hotel property, which has a third-party partner that owns a noncontrolling 5% ownership interest in the joint venture. The third-party ownership interest is included in the noncontrolling interest in consolidated joint ventures on the consolidated balance sheets.

Noncontrolling Interest in the Operating Partnership

The Company consolidates the Operating Partnership, which is a majority-owned limited partnership that has a noncontrolling interest. As of December 31, 2024, the Operating Partnership had 154,067,408 OP units outstanding, of which 99.5% of the outstanding OP units were owned by the Company and its subsidiaries, and the noncontrolling 0.5% ownership interest was owned by other limited partners.

As of December 31, 2024, the limited partners owned 771,831 OP units. The outstanding OP units held by the limited partners are redeemable for cash, or at the option of the Company, for a like number of common shares. The noncontrolling interest is included in the noncontrolling interest in the Operating Partnership on the consolidated balance sheets.

12. Equity Incentive Plan

Pursuant to the terms of the 2021 Plan, the Company may issue share-based awards to officers, employees, non-employee trustees and other eligible persons under the 2021 Plan. The 2021 Plan provides for a maximum of 6,828,527 common shares to be issued in the form of share options, share appreciation rights, restricted share awards, unrestricted share awards, share units, dividend equivalent rights, long-term incentive units, other equity-based awards and cash bonus awards.

Share Awards

From time to time, the Company may award unvested restricted shares under the 2021 Plan as compensation to officers, employees and non-employee trustees. The issued shares vest over a period of time as determined by the board of trustees at the date of grant. The Company recognizes compensation expense for time-based unvested restricted shares on a straight-line basis over the vesting period based upon the fair market value of the shares on the date of issuance, adjusted for forfeitures.

Non-employee trustees may also elect to receive unrestricted shares under the 2021 Plan as compensation that would otherwise be paid in cash for their services. The shares issued to non-employee trustees in lieu of cash compensation are unrestricted and include no vesting conditions. The Company recognizes compensation expense for the unrestricted shares issued in lieu of cash compensation on the date of issuance based upon the fair market value of the shares on that date.

A summary of the unvested restricted shares is as follows:

	2024		2023		2022	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at January 1, ...	2,305,303	$13.52	2,267,870	$15.32	2,380,283	$15.43
Granted	925,731	11.57	991,453	10.84	569,600	15.10
Vested	(1,610,821)	14.20	(928,192)	15.07	(647,426)	15.65
Forfeited	(30,924)	11.00	(25,828)	13.13	(34,587)	13.15
Unvested at December 31, ...	1,589,289	$11.74	2,305,303	$13.52	2,267,870	$15.32

12. Equity Incentive Plan (continued)

For the years ended December 31, 2024, 2023 and 2022, the Company recognized approximately $11.7 million, $15.4 million and $14.4 million, respectively, of share-based compensation expense related to restricted share awards.

As of December 31, 2024, there was $10.9 million of total unrecognized compensation costs related to unvested restricted share awards and these costs are expected to be recognized over a weighted-average period of 1.7 years. The total fair value of the shares vested (calculated as the number of shares multiplied by the vesting date share price) during the years ended December 31, 2024, 2023 and 2022 was approximately $17.8 million, $9.9 million and $9.0 million, respectively.

Performance Units

The Company aligns its executive officers with its long-term investors by awarding a significant percentage of their equity compensation in the form of multi-year performance unit awards that use both absolute and relative total shareholder return as the primary metrics. The performance units vest at the end of a three year period (the "performance units measurement period").

The performance units granted in 2024 may convert into restricted shares at a range of 0% to 200% of the number of performance units granted contingent upon the Company achieving a relative shareholder return over the measurement period at specified percentiles of the peer group, as defined by the awards. These performance units are subject to modification based on the Company's absolute total shareholder return performance as follows: (1) if at the end of the measurement period the relative total shareholder return performance exceeds target and absolute total shareholder return is less than zero, payouts will be reduced by 25%, but not below target and (2) if the absolute total shareholder return is down more than 15% during the entire measurement period, the maximum payout will be capped at 115% of target. The performance units granted prior to 2024 may convert into restricted shares at a range of 0% to 200% of the number of performance units granted contingent upon the Company achieving an absolute total shareholder return (25% of award) and a relative shareholder return (75% of award) over the measurement period at specified percentiles of the peer group, as defined by the awards.

At the end of the performance units measurement period, if the target criterion is met, 100% of the performance units that are earned will vest immediately. The fair value of the performance units was determined using a Monte Carlo simulation. The Company estimates the compensation expense for the performance units on a straight-line basis using a calculation that recognizes 100% of the grant date fair value over three years.

A summary of the performance unit awards is as follows:

Date of Award	Number of Units Granted	Grant Date Fair Value	Conversion Range	Risk Free Interest Rate	Volatility
February 2021[1]	431,151	$20.90	0% to 200%	0.23%	69.47%
February 2022	407,024	$21.96	0% to 200%	1.70%	70.15%
February 2023	574,846	$16.90	0% to 200%	4.33%	66.70%
February 2024	703,325	$15.13	0% to 200%	4.43%	35.60%

(1) In February 2024, following the end of the measurement period, the Company met certain threshold criterion and the performance units converted into approximately 253,000 restricted shares, all of which vested immediately. The total fair value of the vested shares related to the conversion of the performance units (calculated as the number of vested shares multiplied by the vesting date share price) during the year ended December 31, 2024 was approximately $3.0 million.

12. Equity Incentive Plan (continued)

For the years ended December 31, 2024, 2023 and 2022, the Company recognized approximately $9.1 million, $8.9 million and $7.3 million, respectively, of share-based compensation expense related to the performance unit awards.

As of December 31, 2024, there was $11.6 million of total unrecognized compensation costs related to the performance unit awards and these costs are expected to be recognized over a weighted-average period of 1.7 years.

As of December 31, 2024, there were 2,052,589 common shares available for future grant under the 2021 Plan, which includes potential common shares that may convert from performance units if certain target criterion is met.

13. Earnings per Common Share

Basic earnings per common share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period excluding the weighted-average number of unvested restricted shares and unvested performance units outstanding during the period. Diluted earnings per common share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period, plus any shares that could potentially be outstanding during the period. The potential shares consist of the unvested restricted share grants and unvested performance units, calculated using the treasury stock method, and convertible Series A Preferred Shares, calculated using the if-converted method. Any anti-dilutive shares have been excluded from the diluted earnings per share calculation.

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating shares and are considered in the computation of earnings per share pursuant to the two-class method. If there were any undistributed earnings allocable to the participating shares, they would be deducted from net income attributable to common shareholders used in the basic and diluted earnings per share calculations.

The limited partners' outstanding OP Units (which may be redeemed for common shares under certain circumstances) have been excluded from the diluted earnings per share calculation as there was no effect on the amounts for the years ended December 31, 2024, 2023 and 2022, since the limited partners' share of income or loss would also be added back to net income attributable to common shareholders.

The computation of basic and diluted earnings per common share is as follows (in thousands, except share and per share data):

	For the year ended December 31,		
	2024	**2023**	**2022**
Numerator:			
Net income attributable to RLJ	$ 68,021	$ 76,405	$ 41,925
Less: Preferred dividends	(25,115)	(25,115)	(25,115)
Less: Dividends paid on unvested restricted shares	(895)	(882)	(284)
Less: Undistributed earnings attributable to unvested restricted shares	—	—	—
Net income attributable to common shareholders excluding amounts attributable to unvested restricted shares	$ 42,011	$ 50,408	$ 16,526
Denominator:			
Weighted-average number of common shares – basic	152,856,036	155,928,663	161,947,807

13. Earnings per Common Share (continued)

	For the year ended December 31,		
	2024	**2023**	**2022**
Unvested restricted shares	481,666	538,023	345,058
Unvested performance units	138,219	89,728	—
Weighted-average number of common shares – diluted . . .	153,475,921	156,556,414	162,292,865
Net income per share attributable to common shareholders – basic	$ 0.27	$ 0.32	$ 0.10
Net income per share attributable to common shareholders – diluted	$ 0.27	$ 0.32	$ 0.10

14. Income Taxes

Current income tax expense represents the amounts expected to be reported on the Company's income tax returns, and deferred tax expense or benefit represents the change in the net deferred tax assets and liabilities. The deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse.

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and for net operating loss, capital loss and tax credit carryforwards. The deferred tax assets and liabilities are measured using the enacted income tax rates in effect for the year in which those temporary differences are expected to be realized or settled. The effect on the deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of all available evidence, including the future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies.

For federal income tax purposes, the cash distributions to shareholders are characterized as follows:

	For the Years Ended December 31,		
	2024	**2023**	**2022**
Common distributions:			
Ordinary income	96.2%	90.0%	72.0%
Return of capital	—	—	28.0%
Capital gains	3.8%	—	—
Qualified dividend	—	10.0%	—
	100.0%	100.0%	100.0%
Preferred distributions:			
Ordinary income	96.2%	90.0%	100.0%
Return of capital	—	—	—
Capital gains	3.8%	—	—
Qualified dividend	—	10.0%	—
	100.0%	100.0%	100.0%

14. Income Taxes (continued)

The components of the income tax provision are as follows (in thousands):

	For the Years Ended December 31,		
	2024	**2023**	**2022**
Current:			
Federal	$ (181)	$ (200)	$ (162)
State	(1,408)	(1,061)	(1,374)
Deferred:			
Federal	(8)	4	15
State	(2)	1	3
Income tax expense	$(1,599)	$(1,256)	$(1,518)

The provision for income taxes is different from the amount of income tax expense that is determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences (in thousands):

	For the Years Ended December 31,		
	2024	**2023**	**2022**
Expected U.S. federal tax expense at statutory rate	$(14,656)	$(16,353)	$ (9,184)
Tax impact of REIT election	19,295	15,443	(1,659)
Expected tax benefit (expense) at TRS	4,639	(910)	(10,843)
Change in valuation allowance	(6,522)	(120)	11,945
State income tax expense, net of federal benefit	(83)	(1,006)	(2,861)
Other items	367	780	241
Income tax expense	$ (1,599)	$ (1,256)	$ (1,518)

Deferred income taxes represent the tax effect from continuing operations of the differences between the book and tax basis of the assets and liabilities. The deferred tax assets (liabilities) include the following (in thousands):

	December 31, 2024	December 31, 2023
Deferred tax liabilities:		
Partnership basis	$ (2,569)	$ (2,315)
Prepaid expenses	(1,376)	(813)
Deferred tax liabilities	$ (3,945)	$ (3,128)
Deferred tax assets:		
Property and equipment	$ 6,872	$ 6,940
Incentive and vacation accrual	2,964	3,719
Deferred revenue – key money	3,285	1,767
Allowance for doubtful accounts	45	70
Other	971	892
Net operating loss carryforwards	70,855	64,275
Federal historic tax credit	824	824
Valuation allowance	(81,858)	(75,336)
Deferred tax assets	$ 3,958	$ 3,151

14. Income Taxes (continued)

Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on the consideration of all available evidence, including the future reversals of existing taxable temporary differences, future projected taxable income, and tax planning strategies. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company would record a valuation allowance to reduce its deferred tax assets to the amount that is most likely to be utilized in future periods to offset taxable income. Based upon the available objective evidence at December 31, 2024, the Company determined it was more likely than not that the deferred tax assets related to the net operating loss ("NOL") carryforwards of RLJ Lodging Trust Master TRS, Inc., the Company's primary TRS, would not be utilized in future periods. The Company considered all available evidence, both positive and negative, including cumulative losses in recent years and its current forecast of future income in its analysis. As of December 31, 2024 and 2023, the Company had a valuation allowance of approximately $81.9 million and $75.3 million, respectively, related to NOL carryforwards, historic tax credits, and other deferred tax assets of its TRSs.

The Company's NOLs will begin to expire in 2024 for federal tax purposes and 2024 to 2040 for state tax purposes. The Company's historic tax credits begin to expire in 2035. The annual utilization of these NOLs and tax credits is limited pursuant to federal and state tax laws.

The Company is subject to examination by U.S. federal and various state and local jurisdictions. The tax years subject to examination vary by jurisdiction. With few exceptions, as of December 31, 2024, the Company is no longer subject to U.S. federal or state and local tax examinations by tax authorities for the tax years of 2020 and before.

The Company had no accruals for tax uncertainties as of December 31, 2024 and 2023.

15. Segment Information

The Company's chief operating decision maker ("CODM") is the President and Chief Executive Officer.

The CODM separately evaluates the performance of each of the Company's hotel properties and each hotel property is an operating segment. However, because each of the hotels has similar economic characteristics, facilities, and services, the hotel properties have been aggregated into a single reportable segment.

The hotel segment revenues are derived from the operation of hotel properties. The hotel segment generates room revenue by renting hotel rooms to customers at the Company's hotel properties. The hotel segment generates food and beverage revenue from the sale of food and beverage to customers at the Company's hotel properties. The hotel segment generates other revenue from parking fees, resort fees, gift shop sales and other guest service fees at the Company's hotel properties.

The CODM assesses performance for the hotel segment and decides how to allocate resources based on Hotel EBITDA, which is a non-GAAP financial measure. Hotel EBITDA is defined as net income or loss excluding: (1) interest expense; (2) income tax expense; and (3) depreciation and amortization expense, adjusted for corporate-level expenses, certain non-cash items, and certain other items that the Company considers outside the normal course of operations.

15. Segment Information (continued)

The following table presents information about profit or loss for the hotel segment:

	For the Years Ended December 31,		
	2024	2023	2022
Revenues			
Room revenue	$1,121,586	$1,095,028	$1,002,454
Food and beverage revenue	153,108	141,625	117,027
Other revenue	94,746	88,924	74,181
Total revenues	1,369,440	1,325,577	1,193,662
Operating expenses			
Room expense	288,567	277,058	253,441
Food and beverage expense	117,766	109,707	87,402
Management and franchise fee expense	107,978	107,417	95,565
Other operating expenses	363,631	340,485	308,000
Total operating expenses	877,942	834,667	744,408
Property tax, insurance and other	107,043	100,229	86,996
Other, net[1]	(14,300)	(11,535)	(8,470)
Hotel EBITDA	$ 398,755	$ 402,216	$ 370,728

_____

(1) Includes miscellaneous hotel segment income, as well as adjustments for corporate-level expenses, certain non-cash items, and certain other items that the Company considers outside the normal course of operations.

The following table provides a reconciliation of the hotel segment profit and loss to the Company's consolidated totals:

	For the Years Ended December 31,		
	2024	2023	2022
Income before income tax expense	$ 69,790	$ 77,873	$ 43,733
Depreciation and amortization	179,431	179,103	184,875
Interest expense, net of interest income	94,044	79,064	88,596
General and administrative	54,804	58,998	56,330
(Gain) loss on sale of hotel properties, net	(8,262)	34	(1,017)
Other, net	8,948	7,144	(1,789)
Hotel EBITDA	$398,755	$402,216	$370,728

A measure of segment assets is not currently provided to the CODM and has therefore not been included herein.

16. Supplemental Information to Statements of Cash Flows (in thousands)

	For the year ended December 31,		
	2024	**2023**	**2022**
Reconciliation of cash, cash equivalents, and restricted cash reserves			
Cash and cash equivalents	$409,809	$516,675	$481,316
Restricted cash reserves	23,516	38,652	55,070
Cash, cash equivalents, and restricted cash reserves	$433,325	$555,327	$536,386
Interest paid	$103,711	$ 89,827	$ 87,180
Income taxes paid	$ 2,220	$ 2,538	$ 1,255
Operating cash flow lease payments for operating leases	$ 15,226	$ 16,899	$ 15,742
Right-of-use asset obtained in exchange for lease obligation	$ —	$ 5,016	$ —
Right-of-use asset and lease liability adjustments due to remeasurement	$ (1,165)	$ —	$ (2,473)
Right-of-use asset and lease liability reclassifications to land due to acquisition	$ 1,187	$ —	$ —
Supplemental investing and financing transactions			
In connection with acquisitions, the Company recorded the following:			
Purchase prices	$160,500	$ —	$ 59,000
Application of purchase deposit	(2,400)	—	—
Transaction costs	892	—	1,110
Operating prorations	(243)	—	(802)
Acquisitions, net	$158,749	$ —	$ 59,308
In connection with the sales of hotel properties, the Company recorded the following:			
Sales prices	$ 20,778	$ —	$ 49,900
Transaction costs	(1,116)	—	(834)
Operating prorations	(159)	—	(991)
Proceeds from sales of hotel properties, net	$ 19,503	$ —	$ 48,075
Supplemental non-cash transactions			
Change in fair market value of designated interest rate swaps	$ (8,874)	$(17,929)	$ 63,570
Accrued capital expenditures	$ 27,172	$ 22,144	$ 17,645
Distributions payable	$ 30,634	$ 22,500	$ 14,622

17. Subsequent Events

Subsequent to December 31, 2024, the Company repurchased and retired approximately 1.2 million common shares for approximately $12.0 million.

RLJ Lodging Trust
Schedule III — Real Estate and Accumulated Depreciation
December 31, 2024
(amounts in thousands)

Description	Debt	Initial Costs — Land & Improvements	Initial Costs — Building & Improvements	Costs Capitalized Subsequent to Acquisition — Land, Building & Improvements	Gross Amount at December 31, 2024 — Land & Improvements	Gross Amount at December 31, 2024 — Buildings & Improvements	Gross Amount at December 31, 2024 — Total[1]	Accumulated Depreciation	Date Acquired	Depreciation Life
Marriott Denver South @ Park Meadows	$ —	$ 5,385	$ 39,488	$ 4,641	$ 5,393	$ 44,121	$ 49,514	$ 20,740	2006	15 – 40 years
Marriott Louisville Downtown	—	—	89,541	25,423	147	114,817	114,964	50,900	2006	15 – 40 years
Marriott Chicago Midway	—	4,464	32,736	3,628	4,496	36,332	40,828	16,803	2006	15 – 40 years
Renaissance Boulder Flatiron Hotel	—	4,440	32,557	10,256	4,847	42,406	47,253	17,463	2006	15 – 40 years
Renaissance Fort Lauderdale West Hotel	—	4,842	35,517	9,919	4,940	45,338	50,278	19,080	2006	15 – 40 years
Courtyard Chicago Downtown Magnificent Mile	—	8,140	59,696	10,239	8,148	69,927	78,075	32,174	2006	15 – 40 years
Courtyard Indianapolis @ The Capitol	—	2,482	18,207	4,300	2,647	22,342	24,989	9,841	2006	15 – 40 years
Courtyard Midway Airport	—	2,172	15,927	3,736	2,211	19,624	21,835	9,526	2006	15 – 40 years
Courtyard Austin Downtown Convention Center	—	6,049	44,361	6,309	6,058	50,661	56,719	21,012	2007	15 – 40 years
Residence Inn Houston By The Galleria	—	2,665	19,549	3,645	2,686	23,173	25,859	11,112	2006	15 – 40 years
Residence Inn Indianapolis Downtown On The Canal	—	2,670	19,588	5,329	2,679	24,908	27,587	10,771	2006	15 – 40 years
Residence Inn Louisville Downtown	—	1,815	13,308	3,479	1,822	16,780	18,602	6,949	2007	15 – 40 years
Residence Inn Austin Downtown Convention Center	—	3,767	27,626	4,842	3,804	32,431	36,235	13,207	2007	15 – 40 years
Fairfield Inn & Suites Key West	—	1,803	19,325	4,243	1,890	23,481	25,371	11,200	2006	15 – 40 years
Fairfield Inn & Suites Chicago Midway Airport	—	1,425	10,449	2,117	1,447	12,544	13,991	6,034	2006	15 – 40 years
Hampton Inn Chicago Midway Airport	—	2,747	20,143	3,608	2,793	23,705	26,498	11,107	2006	15 – 40 years
Hilton Garden Inn Chicago Midway Airport	—	2,978	21,842	1,779	3,006	23,593	26,599	11,117	2006	15 – 40 years
Sleep Inn Midway Airport	—	1,189	8,718	1,955	1,225	10,637	11,862	5,389	2006	15 – 40 years
Holiday Inn Express & Suites Midway Airport	—	1,874	13,742	3,222	1,927	16,911	18,838	7,825	2006	15 – 40 years
TGI Friday's Chicago Midway	—	829	6,139	1,085	860	7,193	8,053	3,287	2006	15 – 40 years
Hampton Inn Garden City	—	5,691	22,764	3,962	5,742	26,675	32,417	11,314	2007	15 – 40 years
Courtyard Houston By The Galleria	19,000	3,069	22,508	2,780	3,090	25,267	28,357	10,842	2007	15 – 40 years

Description	Debt	Initial Costs Land & Improvements	Initial Costs Building & Improvements	Costs Capitalized Subsequent to Acquisition Land, Building & Improvements	Gross Amount at December 31, 2024 Land & Improvements	Gross Amount at December 31, 2024 Buildings & Improvements	Total[1]	Accumulated Depreciation	Date Acquired	Depreciation Life
Embassy Suites Los Angeles Downey	31,000	4,857	29,943	12,325	5,037	42,088	47,125	17,781	2008	15 – 40 years
Embassy Suites Tampa Downtown Convention Center	—	2,161	71,017	16,498	2,444	87,232	89,676	32,195	2010	15 – 40 years
Fairfield Inn & Suites Washington DC Downtown	—	16,214	22,265	7,935	16,447	29,967	46,414	13,133	2010	15 – 40 years
Embassy Suites Fort Myers Estero	—	2,816	7,862	4,356	2,976	12,058	15,034	4,634	2010	15 – 40 years
Homewood Suites Washington DC Downtown	—	23,139	34,188	8,648	23,758	42,217	65,975	15,367	2010	15 – 40 years
Hotel Tonnelle New Orleans, a Tribute Portfolio Hotel	—	1,901	2,793	16,704	2,155	19,243	21,398	11,060	2010	15 – 40 years
Residence Inn National Harbor Washington DC	—	7,457	37,046	2,666	7,505	39,664	47,169	14,462	2010	15 – 40 years
Hilton Garden Inn New Orleans Convention Center	—	3,405	20,750	10,512	3,509	31,158	34,667	12,555	2010	15 – 40 years
Hilton Garden Inn Los Angeles Hollywood	—	5,303	19,136	11,137	5,702	29,874	35,576	13,210	2010	15 – 40 years
Renaissance Pittsburgh Hotel	—	3,274	39,934	12,003	3,397	51,814	55,211	19,360	2011	15 – 40 years
Courtyard Atlanta Buckhead	—	2,860	21,668	6,660	2,978	28,210	31,188	10,090	2011	15 – 40 years
Embassy Suites West Palm Beach Central	—	3,656	9,614	10,623	3,923	19,970	23,893	9,348	2011	15 – 40 years
Hilton Garden Inn Pittsburgh University Place	—	1,975	18,490	9,484	2,382	27,567	29,949	13,092	2011	15 – 40 years
Courtyard Charleston Historic District	—	2,714	35,828	5,493	3,613	40,422	44,035	13,990	2011	15 – 40 years
Residence Inn Bethesda Downtown	—	8,154	52,749	11,652	8,991	63,564	72,555	20,898	2012	15 – 40 years
Courtyard New York Manhattan Upper East Side	—	20,655	60,222	9,181	21,282	68,776	90,058	23,766	2012	15 – 40 years
Hilton Garden Inn San Francisco Oakland Bay Bridge	—	11,903	22,757	18,116	12,534	40,242	52,776	12,850	2012	15 – 40 years
Embassy Suites Boston Waltham	—	6,268	56,024	5,900	6,386	61,806	68,192	20,570	2012	15 – 40 years
Courtyard Houston Downtown Convention Center	—	5,799	28,953	6,068	6,106	34,714	40,820	11,322	2013	15 – 40 years
Residence Inn Houston Downtown Convention Center	—	4,674	24,913	5,204	4,882	29,909	34,791	9,713	2013	15 – 40 years
SpringHill Suites Houston Downtown Convention Center	—	2,382	12,756	12,539	2,574	25,103	27,677	11,434	2013	15 – 40 years
Courtyard Waikiki Beach	—	557	79,033	17,360	855	96,095	96,950	29,925	2013	15 – 40 years
Courtyard San Francisco	—	11,277	18,198	31,022	11,291	49,206	60,497	19,816	2013	15 – 40 years
Residence Inn Atlanta Midtown Historic	—	2,812	6,044	8,507	2,982	14,381	17,363	5,229	2013	15 – 40 years
SpringHill Suites Portland Hillsboro	—	3,488	18,283	1,864	3,544	20,091	23,635	6,178	2013	15 – 40 years
Hilton Cabana Miami Beach	—	25,083	40,707	13,390	25,629	53,551	79,180	14,073	2014	15 – 40 years
Hyatt House Charlotte Center City	—	3,029	26,193	2,395	3,054	28,563	31,617	8,048	2014	15 – 40 years

		Initial Costs		Costs Capitalized Subsequent to Acquisition	Gross Amount at December 31, 2024					
Description	Debt	Land & Improvements	Building & Improvements	Land, Building & Improvements	Land & Improvements	Buildings & Improvements	Total[(1)]	Accumulated Depreciation	Date Acquired	Depreciation Life
Hyatt House Cypress Anaheim	16,000	3,995	9,164	4,067	4,378	12,848	17,226	5,161	2014	15 – 40 years
Hyatt House Emeryville San Francisco Bay Area	—	7,425	29,137	8,537	7,517	37,582	45,099	12,110	2014	15 – 40 years
Hyatt House San Diego Sorrento Mesa	—	10,420	21,288	4,421	10,752	25,377	36,129	7,278	2014	15 – 40 years
Hyatt House San Jose Silicon Valley	—	6,820	31,682	3,352	6,982	34,872	41,854	9,584	2014	15 – 40 years
Hyatt House San Ramon	—	5,712	11,852	3,036	5,768	14,832	20,600	5,153	2014	15 – 40 years
Hyatt House Santa Clara	—	8,044	27,703	3,576	8,052	31,271	39,323	9,337	2014	15 – 40 years
Hyatt Centric The Woodlands	—	5,950	16,882	2,984	5,979	19,837	25,816	5,377	2014	15 – 40 years
Hyatt Place Fremont Silicon Valley	—	6,209	13,730	1,851	6,297	15,493	21,790	4,918	2014	15 – 40 years
Hyatt Place Madison Downtown	—	6,701	25,478	1,677	6,753	27,103	33,856	7,396	2014	15 – 40 years
Embassy Suites Irvine Orange County	—	15,062	33,048	9,463	15,247	42,326	57,573	13,716	2014	15 – 40 years
Courtyard Portland City Center	—	8,019	53,024	1,714	8,021	54,736	62,757	14,957	2014	15 – 40 years
Hyatt Atlanta Midtown	—	3,737	41,731	4,414	3,740	46,142	49,882	11,765	2014	15 – 40 years
DoubleTree Grand Key Resort	—	48,192	27,770	10,101	48,451	37,612	86,063	11,989	2014	15 – 40 years
Hyatt Place Washington DC Downtown K Street	—	10,763	55,225	2,200	10,763	57,425	68,188	13,986	2015	15 – 40 years
Homewood Suites Seattle Lynnwood	19,000	3,933	30,949	1,806	4,018	32,670	36,688	7,750	2015	15 – 40 years
Residence Inn Palo Alto Los Altos	—	16,996	45,786	3,006	17,222	48,566	65,788	11,891	2015	15 – 40 years
DoubleTree Suites by Hilton Austin	—	7,072	50,827	6,275	7,522	56,652	64,174	10,220	2017	15 – 40 years
DoubleTree Suites by Hilton Orlando – Lake Buena Vista	—	896	44,508	9,125	1,202	53,327	54,529	9,700	2017	15 – 40 years
Embassy Suites Atlanta – Buckhead	—	31,279	46,015	18,631	31,544	64,381	95,925	13,264	2017	15 – 40 years
Embassy Suites Birmingham	—	10,495	33,568	2,366	10,512	35,917	46,429	6,801	2017	15 – 40 years
Embassy Suites Dallas – Love Field	25,000	6,408	34,694	2,885	6,418	37,569	43,987	7,070	2017	15 – 40 years
Embassy Suites Deerfield Beach – Resort & Spa	—	7,527	56,128	20,196	8,028	75,823	83,851	13,279	2017	15 – 40 years
Embassy Suites Fort Lauderdale 17th Street	—	30,933	54,592	17,338	31,347	71,516	102,863	12,274	2017	15 – 40 years
Embassy Suites Los Angeles – International Airport South	50,000	13,110	94,733	15,853	14,225	109,471	123,696	19,406	2017	15 – 40 years
Embassy Suites Miami – International Airport	—	14,765	18,099	9,646	15,277	27,233	42,510	5,542	2017	15 – 40 years
Embassy Suites Milpitas Silicon Valley	—	43,157	26,399	13,727	43,370	39,913	83,283	9,777	2017	15 – 40 years
Embassy Suites Minneapolis – Airport	—	7,248	41,202	18,243	9,787	56,906	66,693	14,553	2017	15 – 40 years

| Description | Debt | Initial Costs | | Costs Capitalized Subsequent to Acquisition | Gross Amount at December 31, 2024 | | | Accumulated Depreciation | Date Acquired | Depreciation Life |
		Land & Improvements	Building & Improvements	Land, Building & Improvements	Land & Improvements	Buildings & Improvements	Total[1]			
Embassy Suites Orlando – International Drive South/Convention Center	—	4,743	37,687	2,424	5,035	39,819	44,854	7,764	2017	15 – 40 years
Embassy Suites Phoenix – Biltmore	21,000	24,680	24,487	13,761	24,790	38,138	62,928	6,673	2017	15 – 40 years
Embassy Suites San Francisco Airport – South San Francisco	—	39,616	55,163	16,754	39,798	71,735	111,533	15,404	2017	15 – 40 years
Embassy Suites San Francisco Airport – Waterfront	—	3,698	85,270	5,279	4,485	89,762	94,247	18,729	2017	15 – 40 years
Zachari Dunes on Mandalay Beach, Curio Collection by Hilton	—	35,769	53,280	31,811	37,081	83,779	120,860	16,190	2017	15 – 40 years
DoubleTree by Hilton Houston Medical Center Hotel & Suites	—	7,776	43,475	11,438	8,257	54,432	62,689	9,034	2017	15 – 40 years
Mills House Charleston, Curio Collection by Hilton	—	9,599	68,932	12,545	10,745	80,331	91,076	14,693	2017	15 – 40 years
San Francisco Marriott Union Square	—	46,773	107,841	13,672	46,882	121,404	168,286	24,652	2017	15 – 40 years
The Knickerbocker New York	—	113,613	119,453	5,781	114,950	123,897	238,847	22,682	2017	15 – 40 years
The Pierside Santa Monica	—	27,054	45,866	16,583	27,722	61,781	89,503	10,570	2017	15 – 40 years
Wyndham Boston Beacon Hill	—	126,606	51,934	2,736	126,610	54,666	181,276	31,854	2017	15 – 40 years
Wyndham New Orleans – French Quarter	—	300	72,686	2,837	300	75,523	75,823	13,936	2017	15 – 40 years
Wyndham Philadelphia Historic District	—	8,367	51,914	1,417	8,630	53,068	61,698	9,935	2017	15 – 40 years
Courtyard Pittsburgh University Center	—	154	31,625	7,497	498	38,778	39,276	6,256	2017	15 – 40 years
Wyndham San Diego Bayside	—	989	29,440	7,410	1,374	36,465	37,839	20,734	2017	6 years
AC Hotel Boston Downtown	—	26,560	53,354	235	26,560	53,589	80,149	4,533	2021	15 – 40 years
Hampton Inn and Suites Atlanta Midtown	—	5,990	48,321	56	5,993	48,374	54,367	4,144	2021	15 – 40 years
Moxy Denver Cherry Creek	26,472	—	48,725	171	68	48,828	48,896	3,767	2021	15 – 40 years
The Bankers Alley Hotel, a Tapestry Collection by Hilton	—	19,807	36,223	2,420	19,828	38,622	58,450	2,347	2022	15 – 40 years
Hotel Teatro – Denver	—	3,433	29,718	55	3,433	29,773	33,206	432	2024	15 – 40 years
	$207,472	$1,104,704	$3,481,705	$754,111	$1,130,005	$4,210,515	$5,340,520	$1,230,375		

(1) The aggregate cost of real estate for federal income tax purposes was approximately $5.2 billion at December 31, 2024.

The change in the total cost of the hotel properties is as follows:

	2024	2023	2022
Reconciliation of Land and Buildings and Improvements			
Balance at beginning of period	$5,115,627	$5,033,114	$4,977,563
Add: Acquisitions	159,493	—	56,030
Add: Improvements	83,903	82,513	68,012
Less: Sale of hotel properties	(18,503)	—	(68,491)
Balance at end of period	$5,340,520	$5,115,627	$5,033,114

The change in the accumulated depreciation of the real estate assets is as follows:

	2024	2023	2022
Reconciliation of Accumulated Depreciation			
Balance at beginning of period	$(1,105,184)	$ (975,029)	$(870,741)
Add: Depreciation for the period	(132,718)	(130,155)	(125,203)
Less: Sale of hotel properties	7,527	—	20,915
Balance at end of period	$(1,230,375)	$(1,105,184)	$(975,029)

EXECUTIVE OFFICERS

ROBERT L. JOHNSON
Executive Chairman

LESLIE D. HALE
President and
Chief Executive Officer

SEAN M. MAHONEY
Executive Vice President and
Chief Financial Officer

THOMAS BARDENETT
Executive Vice President and
Chief Operating Officer

CHAD D. PERRY
Executive Vice President,
General Counsel and
Corporate Secretary

BOARD OF TRUSTEES

COMPANY INFORMATION

Corporate Address
RLJ Lodging Trust
7373 Wisconsin Avenue
Suite 1500
Bethesda, MD 20814
(301) 280-7777
(301) 280-7750 (fax)

Visit our website at:
www.rljlodgingtrust.com

Independent Auditors
PricewaterhouseCoopers, LLP
Washington, DC

Legal Counsel
Hogan Lovells US LLP
Washington, DC

Transfer Agent
EQ Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120
(800) 468-9716 or for outside
the U.S. (651) 450-4064

SEC Form 10-K and Other Information
Requests for additional copies of the Company's 2024 Annual Report on Form 10-K, charters of the board committees, code of ethics and corporate governance guidelines are made available on our website or in print (which will be provided free of charge) by sending requests to:

RLJ Lodging Trust
Investor Relations Department
7373 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held on Friday, April 25th, 2025 at 1:00 pm Eastern Time in a virtual format through a live webcast

Stock Listing
RLJ Lodging Trust is traded on the New York Stock Exchange under the symbol RLJ

ONE WAY
14th

RLJ LODGING TRUST

7373 Wisconsin Avenue, Suite 1500, Bethesda, MD 20814
rljlodgingtrust.com